UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008
Commission File Number 001-16429

ABB Ltd
(Translation of registrant's name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


PROCESSED
MAY 0 6 2008
THOMSON REUTERS

This Form 6-K consists of the following:

1. The ABB Group Annual Report 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 22, 2008

By: /s/ MICHEL GERBER
Name: Michel Gerber
Title: Group Senior Vice President and Head of Investor Relations

By: /s/ RICHARD A. BROWN
Name: Richard A. Brown
Title: Group Vice President and Assistant General Counsel

Energy efficiency for a connected world

The ABB Group Annual Report 2007
Operational and financial review



ABB

Highlights

- Earnings before interest and taxes (EBIT) increase by 57 percent to record $4 billion
- EBIT margin – or EBIT as a percentage of revenues – rises to 13.8 percent from 11 percent
- Orders rise by 27 percent in 2007 to $34.3 billion as demand grows in every region and division
- ABB Board proposes doubling dividend to 0.48 Swiss francs per share and proposes buying back shares up to maximum value of 2.2 billion francs
- Comprehensive strategy review sets new targets for period to 2011, confirms focus on power and automation
- Focus on core technologies is completed with sale of ABB Lummus Global business
- ABB wins orders to supply key components for world's longest power link in China, using new low-loss technology

Revenues per division

- Power Products **30%**
- Power Systems **18%**
- Automation Products **27%**
- Process Automation **20%**
- Robotics **4%**
- Non-core activities **1%**

Revenues by region

- Europe **46%**
- Asia **25%**
- The Americas **18%**
- Middle East and Africa **11%**

EBIT per division

- Power Products **37%**
- Power Systems **11%**
- Automation Products **34%**
- Process Automation **16%**
- Robotics **2%**

(excludes non-core and corporate)

This is ABB

ABB is one of the world's leading power and automation engineering companies. We provide solutions for secure, energy-efficient transmission and distribution of electricity, and for increasing productivity in industrial, commercial and utility operations.

Our portfolio ranges from light switches to robots for painting cars or packing food, and from huge electrical transformers to control systems that manage entire power networks and factories.

We help our customers meet their challenges with minimum environmental impact. That's why ABB means "Power and productivity for a better world."

Total ABB Group
($ millions unless otherwise indicated)

	2007	2006
Orders	34,348	27,048
Revenues	29,183	23,281
Earnings before interest and taxes (EBIT)	4,023	2,557
as % of revenues	13.8%	11.0%
Net income	3,757	1,390
Basic earnings per share ($)	1.66	0.65
Dividend per share in CHF (proposed)	0.48	0.24
Cash flow from operations	3,054	1,939
Free cash flow	2,429	1,598
as % of net income	65%	115%
Return on capital employed	35%	21%
Number of employees	112,000	108,000

ABB and energy efficiency

Did you know that as much as 80 percent of available energy is lost in the process of making and distributing electricity, and in its inefficient consumption? That means just one-fifth of the energy we have becomes the power we need.

As the global leader in power transmission and distribution technology and one of the world's leading automation companies, ABB has found ways to optimize energy use at every step.

From harvesting primary energy resources to transporting, distributing and using electrical power, proven ABB technologies reduce waste by 20 to 30 percent.

ABB technology can reduce losses along the energy value chain


Process automation
Transport systems
Plant automation
Grid operation
Process automation
Motors and drives
Building installations
Total potential energy
Primary energy production
Transport (e.g. pipelines, marine transport)
Conversion inefficiency (e.g. power plants)
Line losses
Production processes
Motor inefficiency
Losses in building systems
Energy provision
Energy consumption
Reduced energy losses with ABB products
Energy losses without ABB products

ABB's power and automation technologies can help save energy by reducing power consumption and losses, improving productivity and managing equipment.

Chairman and CEO letter
Dear shareholders,





Hubertus von Grünberg, Chairman, left

Michel Demaré, CEO and CFO, right

ABB had a record year in 2007, reflecting the strength of our markets and the success of measures we have been implementing to improve our operations. The strategy of focusing on our core strengths in power and automation and on core values such as innovation, quality and customer relationships is really paying off.

The strength of our markets is truly exceptional. Rarely have energy-related issues been so high on the agenda in so many parts of the world and in so many industries.

Demand for energy is forecast to increase by more than 50 percent by 2030 if policies remain unchanged. At the same time, increasing evidence points to the consumption of fossil fuels as the main cause of our world's changing climate.

The global challenge is therefore to support continuing growth in living standards, particularly in emerging economies, while taking immediate steps to reduce environmental pollution.

This challenge is an opportunity for ABB. We provide sustainable solutions for the secure and energy-efficient transmission and distribution of electricity, and we help increase productivity while lowering the environmental impact of industrial operations.

Power utilities are expanding their networks in Asia and the Middle East and the grids are aging in western Europe and North America. Equipment must be replaced and upgraded to incorporate renewable energy sources.

In all regions, industries are investing in equipment to automate production, to meet strong demand, and to increase energy efficiency. Lowering energy costs is now part of the strategy of many businesses in their quest for higher productivity.

These long-term factors were identified in ABB's comprehensive strategy review last year as pillars of our growth until at least 2011, but they have in fact been elements of our success in recent years, including 2007.

Just as important as the strong market environment, our determined focus on improving internal processes and the management of supplies and working capital has seen ABB make a truly remarkable recovery from the crisis of a few years ago. Rigorous attention to project selection and execution, general and steady productivity improvements, and the removal of bottlenecks in production are among measures that have had a major impact on our results and will continue to benefit the company over the coming years.

We are equally determined to maintain the technology leadership that has played such an important role in building ABB's strength in power and automation. We increased spending on research and development (including order-related) by almost 9 percent in 2007, and expect our activities in this area to make a significant contribution to our goals for the coming years.

27% **Orders rose 27 percent and revenues by 25 percent last year, with growth in every region and division**

2007 produced not only record results but balanced and broadly based growth, in every region of the world and every ABB division.

Asia had another very strong performance, helped by the rapid development of China and India, and the Middle East and Africa region continues to thrive as oil revenue is reinvested in new industries and power networks. Growth was also very satisfactory in Europe and the Americas, where industries are investing in productivity gains and where energy networks are being refurbished and adapted to enhance reliability.

The Power Products division achieved significant growth at all levels and in all regions, driven by higher demand for power infrastructure to meet grid expansion and load growth, replace aging infrastructure and integrate renewable power sources. Power Systems won several major orders in 2007, including one from China for key components of a 2,000-kilometer power transmission link – the world's longest – using our efficient, ultrahigh-voltage transmission technology, and a landmark order from E.ON to connect the world's largest offshore wind park to the German power grid.

The Automation Products division experienced continued strong growth, as customers invested in equipment to reduce energy costs and cut carbon emissions. Demand for Process Automation systems and products remained strong due to customer requirements for increased productivity and energy efficiency, with a particularly robust growth in orders in the minerals, metals and marine sectors.

The turnaround in Robotics is well under way and is expected to be completed in 2008.The order growth reflects customer requirements for improved process quality and productivity improvement, as well as strong demand from Asia. The division successfully expanded into industries outside the automotive sector, and the EBIT margin has rebounded following cost-cutting measures, production expansion in low-cost countries and a focus on execution.

The impact of these strong performances on the ABB Group has been record EBIT, another leap in net income and further strengthening of our financial position. Our solid financial and market position is reflected in the further increase in our investment-grade credit rating, and the Board's confidence in the sustainability of ABB's profitable growth is behind its proposal to double the dividend payment and to return funds to shareholders through a share buyback.

We completed the planned concentration on our true strengths in power and automation with the sale of the ABB Lummus Global business, and this tightened focus has allowed us to concentrate on the efficiency of our operations. By strengthening the framework that allows us to deliver on our

promises, to customers as well as shareholders, we reached our 2005–2009 targets for profitable growth much faster than expected.

ABB's results in recent years show how successful this strategy has been, enabling us to take full advantage of very strong global markets. Our ambition goes further, and is reflected in the new targets for 2011 published last September: compound annual growth rate (CAGR) in revenues of 8 to 11 percent, and an EBIT margin of up to 16 percent. Earnings per share are expected to increase at a CAGR of 15 to 20 percent.

One of the most frequently asked questions regarding our strategy has been about new acquisitions. Our goal is to create value for shareholders through entrepreneurial activities, so we will invest in organic growth for the profitable expansion of our existing businesses, and make new acquisitions where opportunities arise to close a gap in our technology portfolio or in our geographic reach.

We are under no pressure to make acquisitions as the opportunities for ABB's existing business are such that we plan to hire an additional 20,000 people, mainly engineers, over the next five years just to support our organic growth strategy.

15–20% **Earnings per share are expected to increase at a compound annual growth rate of 15 to 20 percent in the period to 2011**

Demand for energy efficiency, grid reliability and industrial productivity will continue to be the most visible factor behind our success, yet we expect to grow almost twice as fast as the market. Our strategy for outpacing the market over the coming years is based on a number of pillars.

Portfolio

Our businesses are among the top three suppliers in most markets. We will remain true to our power and automation core, yet expand within these areas to provide customers with the fullest possible offering and exploit the synergies of an interwoven portfolio.

This includes strengthening our presence in regions with growth potential and bundling our expertise in particular industry segments, such as wind, rail and water, to better serve the needs of our customers.

Technology

Our leading market positions are largely the result of the sustained effort and investment we have made in research and development, even during the crisis years.

We are pursuing a balanced R&D strategy covering both incremental improvements to existing technologies, as well as developing tomorrow's "blockbuster" technologies to address the needs of changing markets. More than 50 percent of our R&D projects are currently focused on increasing energy efficiency for our customers.

Global footprint

We are expanding our global footprint by investing, particularly in emerging markets. These economies provide a unique opportunity to access new markets and suppliers, maximizing growth while lowering our manufacturing, engineering and supply costs.

We aim to optimize quality, risk and delivery times by balancing our global presence. India, China and Mexico are among the countries that will be the focus of investments in coming years.

Such geographic diversification will also help to make the business more resilient to a variety of risks that might emerge or develop. These range from a slowdown in U.S. growth to a shortage in labor capacity, and from energy nationalism to further strong advances in raw material prices.

People

We have developed a very strong local presence in most parts of the world. ABB is the employer of choice in traditional markets in Europe, but the brand is also well known and respected in key emerging markets, including China and India. ABB was formed in one of the first big cross-border mergers 20 years ago, and the spirit of openness that resulted from this combination has also helped ABB become one of the world's most global companies.

There are 60 different nationalities represented among the 300 employees at our head office in Zurich, eight among the 10-member Executive Committee, and six among the eight members of the Board.

In a global market, this multinational outlook is an asset. Finding talented engineers to help us fulfill our ambitions is a challenge, and we want to employ the best people in the industry. Future success will depend on our ability to attract and retain these people, wherever they might be, and engineering talent, not nationality, is what ABB is looking for. We will invest considerable resources in this effort over the coming years.

Business ethics and compliance

To support and develop this business model, ABB must be a good corporate citizen in local markets. Acting responsibly is the only way to achieve this, and we have programs in place to ensure this happens.

In 2007, we continued to reinforce the structures we have in place to train employees and to discover and investigate potential breaches of our Code of Conduct. Online and face-to-face training has been stepped up, all new employees are given a thorough briefing on our expectations, and the company's top managers are now required to reconfirm their commitment to the Code of Conduct every year.

We want to make sure that no employee can claim ignorance about the rules, about how to report suspect activity and about the consequences of non compliance. And we do not hesitate to terminate the contracts of employees who have violated its terms, in accordance with our well-known policy of zero tolerance.

Financial results are one measure of success, but sustainable progress requires a business to create value in other respects as well. Business ethics, health and safety, staff training and being a good corporate citizen through our environmental, social and human rights policies will therefore remain top priorities.

20,000 **ABB expects to hire an additional 20,000 people over five years to support organic growth**

Efforts to combat climate change, the world's energy requirements, and concerns about access and affordability of supplies will dominate public debate and support our business for years to come. We have the know-how to help our customers reduce their consumption at every stage of the electricity value chain, whether they are extracting primary energy resources, transporting them around the world, generating or transmitting electricity, or using it to run their factories, offices, shops or homes.

Our current and future success rests on our long-term commitment to provide "Power and productivity for a better world."

Hubertus von Grünberg
Chairman, ABB Ltd

Michel Demaré
CEO and CFO, ABB Ltd

Productivity is about using resources wisely. ABB automation solutions gather and interpret plant-wide data in real time, optimizing performance of complex operations for energy efficiency and product quality, raising efficiency and cutting waste.



From running a factory to caring for the world: connecting challenges.



Hotels, offices, apartments and shops rely on ABB distribution equipment for power, day and night. Our intelligent building systems control heating, lighting and ventilation to reduce
energy consumption and ensure a comfortable environment.



From busy buildings to sound sleep: connecting needs.



Demand for water is rising at three times the rate of population growth. Our motors and drives reduce energy consumption in treatment plants and our instruments help to detect leaks and impurities.



From dynamic drives to drinking pleasure: connecting solutions.



Renewable energy is key to tackling climate change. ABB is the world's largest supplier of electrical products and services to wind turbine manufacturers and connects wind parks to the grid, converting the power of nature into clean electricity.



From sea breeze to city lights: connecting technologies.

Reliable power is the lifeblood of a modern economy, ensuring dependable transport, communication and other services. ABB solutions identify problems in power networks before they start and help increase the use of existing capacity.



…om power grids to railway networks: connecting systems.



A better way to build solar cells

As told by Katrin Winterhalter, marketing and communication manager for the photovoltaics segment of ABB Robotics, Germany

Customer need

"The solar photovoltaic industry is growing globally by 30 to 40 percent per year, as demand for clean electricity from renewable sources soars. Five years ago, Oerlikon Solar began developing turnkey production solutions for thin-film silicon solar modules. This early start and its micromorph tandem technology have made it a solar market leader. In 2006, the company received an order to supply the first industrial-scale automated 40-MWp (megawatts peak) production facility to ersol Thin Film GmbH in Germany, creating a flexible, cost-effective mass production system for solar modules."

ABB's solution

"ABB industrial robots perform repetitive operations with extreme accuracy. They can be adapted for use in specialized clean room environments, which is ideal for a factory manufacturing solar modules. In cooperation with Oerlikon Solar's system integrator for automated manufacturing, Sieghard Schiller GmbH & Co. KG, ABB adapted a robot for use in the stringently controlled process of making thin-film silicon solar modules. In addition to handling thin-film substrates in the clean room, ABB robots also perform heavy-duty tasks like feeding silicon ingots into sawing and grinding machines, and the delicate job of sorting silicon wafers."

The benefits

"When production started in July 2007, Oerlikon Solar became the only company with a proven, fully automated, high-volume manufacturing solution for solar modules. ABB's range of robots perform many demanding tasks in the factory, with minimum maintenance and maximum availability. Their unique motion control optimizes robot efficiency with precision movement, high speed, short cycle time, easy programmability and synchronization with external tools. ABB robots can help reduce manufacturing costs, increase production and broaden access to this clean source of electricity. And if needs change, ABB robots can be reprogrammed with minimum disruption."


ABB



Making the most of factory assets

As told by Luiz Simões, lead project engineer for the Alunorte alumina refinery project, Brazil

Customer need

"The most technologically advanced alumina refinery in the world is operated by Alumina do Norte do Brasil (Alunorte), a subsidiary of the Brazilian mining giant, Vale. It's a huge complex with five production lines and an annual yield of 4.4 million tons of alumina, the primary component of refined aluminum. ABB successfully supplied automation systems for the start-up in 1995 and subsequent expansions of this refinery. When Alunorte decided to install two new production lines and increase output by 75 percent, the company needed a perfect solution, combining ABB's automation know-how and Alunorte's operational technology."

ABB's solution

"The new production lines are controlled by ABB's Extended Automation System 800xA, which integrates more than 3,000 devices of various types (protection relays, frequency converters, process analyzers, instruments measuring pressure and flows etc.) from 15 different manufacturers. At the click of a mouse, Alunorte staff can monitor and adjust the performance of equipment anywhere in the complex, regardless of the manufacturer. This has made Alunorte a reference plant for this type of industrial computer network, and it is frequently visited by technical staff from other Vale plants, and even other companies."

The benefits

"The entire Alunorte refinery is controlled, monitored and optimized by ABB automation systems. With only one shutdown in 12 years (planned and for just eight hours), Alunorte has an enviable record of productivity. The last expansion was commissioned in 20 weeks and, thanks to System 800xA, took just 12 days rather than the usual two months to ramp up to full production. The ABB-Alunorte collaboration is so successful that two more production lines are now being added."

Fit to compete on the global market

As told by Juergen Link, site manager, ABB Maintenance Services, CHH Kinleith Pulp and Paper Mill, New Zealand

Customer need

"In 2002, the future of Kinleith Mill was uncertain. Although it was the largest operating unit of Carter Holt Harvey, Australasia's leading forest products company, low pulp prices, increased competition, rising operational, energy and maintenance costs, and difficult labor relations made business increasingly hard. To compete effectively in global markets, it needed considerable efficiency improvements."

ABB's solution

"ABB took over the complete maintenance organization of the mill in 2003 under a five-year Full Service maintenance performance management contract, allowing CHH to focus on operational excellence at Kinleith. The new service organization immediately began to implement world-class processes and procedures, which ABB had developed in its other 150 Full Service contracts around the world. A comprehensive culture development plan was designed and implemented over three years, which helped shift the culture to a more team-building, constructive environment. In addition, about 160 energy-saving projects were identified by establishing an energy council, eliminating belt drives, installing energy-efficient motors, and equipping fans and vacuum pumps with variable-speed drives."

The benefits

"ABB has implemented international best practice business processes at the Kinleith mill, both technically and organizationally, contributing to a decrease in maintenance, stores and operating costs, as well as achieving efficiency improvements. The mill has achieved record performance levels, with a substantial increase in output and decrease in total energy usage per ton of dried product over the first four years of the contract. ABB has achieved an injury-free site, and ABB's work with the mill on energy and other improvements has resulted in the Kinleith mill winning awards from the customer as well as two New Zealand national awards for energy-efficiency improvements."




15T

As told by Tim Bryant, ABB account manager, and Pam Rost, regional sales manager, ABB Distribution Transformers, U.S.

Customer need

"Renewable, emissions-free energy sources like wind power are generating huge interest in the United States, particularly Texas, which is blessed with plenty of open space, constant breezes and a good transmission network – perfect conditions for developing wind projects. One of the world's biggest utilities, AES, began generating emissions-free electricity from 67 turbines at the Buffalo Gap wind park near Abilene, Texas, in 2006. To meet soaring consumer demand for non-polluting power, AES decided to install 155 new turbines and increase the park's generating capacity by 233 megawatts (MW)."

ABB's solution

"The utility asked ABB to fast-track an order for pad-mounted transformers, which are needed to turn turbine-generated energy into usable electric power. This presented challenges, including getting a factory production commitment to a specific number of units per month and quickly building the first prototype. ABB's Jefferson City transformer factory in Missouri has supplied the U.S. wind power industry with transformers since the 1980s, and has an unrivalled track record for on-time delivery, product reliability and quality. ABB transformers are robust, efficient and ideal for wind-generated power applications, with a proven performance record spanning 20 years."

The benefits

"AES completed the second phase of Buffalo Gap's expansion in August 2007. It is now the second largest wind project in the U.S., producing 354 MW of emissions-free electricity, enough for about 100,000 Texan homes. A further expansion to be finished by mid-2008 will increase the wind park's generating capacity to 524 MW, consolidating its position as one of the largest in the United States."

Heat and clean air for China's Ice City

As told by Yanbing Zhang, manager responsible for the district heating business at ABB in China

Customer need

"Harbin lies 1,000 kilometers north of Beijing, and with nearly 10 million people is China's 10th-largest city. Winter temperatures here dip as low as –40°C, and the freeze can last for up to six months. Harbin citizens mostly stay warm by burning coal in boilers, which is not only inefficient, but creates a great deal of pollution. City officials wanted a solution for the district of Daoli that could improve and optimize heating for about one million people and also reduce emissions."

ABB's solution

"ABB's solution replaced more than 500 small, inefficient coal-fired boilers with a new central combined heat and power plant. A new district-heating network of nearly 100 kilometers of pre-insulated underground pipes connect the plant to 156 heat-exchanger substations, which pump hot water into household radiators. The network delivers heat using pumps, variable-speed drives, heat exchangers, thousands of instruments and a main control system. New technologies cut energy losses considerably, reducing coal consumption and emissions. For example, drives controlling the pump motors reduce electricity consumption by 50 percent. The main control system, a Supervisory Control and Data Acquisition (SCADA) system, monitors pressure differential in the network and adjusts the flow to the 156 heat-exchanger substations, so no more energy is distributed than is actually needed. Water temperature and flow are controlled automatically, based on actual heat consumption and outside temperature."

The benefits

"Harbin city officials say that when all households are hooked up to this state-of-the-art district-heating network, it will save 300,000 tons of standard coal annually, reduce CO_2 emissions by 500,000 tons and SO_2 emissions by 2,200 tons annually, and remove 11,000 tons of dust from the air. In addition, stokers and engineers have been thoroughly trained to operate and maintain all systems."


ABB

Strategy drivers
Ever-increasing demand for reliable energy, mounting efforts to increase productivity and energy efficiency, plus a focus on excellence will support ABB's growth in the coming years

ABB has good prospects and ambitious growth targets that are set to be driven by a combination of external and internal factors (outlined in this section). External factors supporting power and automation markets include the emergence of new markets in Asia, the Middle East, Latin America and eastern Europe including Russia; globalization of trade; and concern about climate change and energy efficiency.

Forecast growth of ABB's markets by 2011 (in $ billions)


100
80
60
40
20
0
+25%
+40%
+24%
+52%
2006
2011
Americas
MEA
Europe
Asia

Internally, a rigorous focus on excellence in everything we do, from R&D, project selection and execution, to staff training, business ethics, and occupational health and safety, will continue to help ABB achieve better-than-average results for our industry.

As ABB grows, we will continue to streamline our operations, including how we buy our supplies. We will expand our global footprint to take advantage of demand and supply opportunities anywhere in the world. In particular, we want to increase our operations in fast-growing emerging markets to better serve new customers, lower costs and achieve a balanced global presence.

We are also counting on our traditional strength in innovation to help us sustain and enhance our technological leadership.

Together, these external and internal forces are expected to help ABB increase revenue during the 2007 to 2011 period at about twice the pace of growth in our markets and three times the rate of global GDP growth. Ambitious goals have also been set for key measures of profitability, including earnings per share, earnings before interest and taxes, and return on capital employed.



The energy challenge
As energy consumption soars, concern is growing about the security of supplies, fuel costs and climate change

Rapid growth of the world economy is raising living standards, particularly in emerging markets, but energy consumption is also soaring and projected to rise by as much as 55 percent by 2030, according to the International Energy Agency.

Strong demand is pushing up fuel prices, and the competition for resources is increasing our dependence on a handful of countries. Governments are under pressure to make sure supplies remain affordable and available on demand.

World primary energy demand


%
160
140
120
100
2005
2015
2030

Primary energy demand will rise 55 percent by 2030 if present energy policies continue unchanged (top line) and 38 percent if all policies under consideration are implemented (bottom line). Figures rebased to 100.

Source: International Energy Agency

The energy challenge is also marked by widespread concern for the environment and our continuing dependence on fossil fuels.

All of these factors are feeding three very strong developments: the expansion of electricity networks, the development of renewable energy sources and an intense focus on energy efficiency.

These developments play to ABB's strengths. ABB is the world's biggest maker of power transmission and distribution equipment, the biggest supplier of electrical products and services to wind turbine manufacturers, and a leading supplier of products and systems to connect wind farms to power grids.

ABB products and systems also advance the efficient use of energy at each stage of energy creation and use: from harvesting primary resources (oil field, coal mine, dam etc.) through power generation to power consumption in the home, office or factory. In some cases, ABB technologies can raise energy efficiency by as much as 50 percent, reducing costs and lowering environmental impact.

The energy challenge of the 21st century is to support rising living standards and make electricity available to the 1.6 billion people around the world who don't have access, all without damaging the environment. ABB is up to the challenge.



The infrastructure boom
Spending on the installations needed to meet global demand for electricity is expected to total more than $11 trillion by 2030

Utilities around the world face significant challenges in providing new and upgraded power networks to improve efficiency, enhance capacity and incorporate renewable energy sources.

According to the International Energy Agency, global spending on power infrastructure will total about $11 trillion by 2030. This is more than four times the total amount spent on electrical infrastructure in the last 50 years of the 20th century.

The sharp rise in demand is mostly tied to rapid economic growth in China, India and other parts of Asia, where the sheer size of energy needs is transforming international energy markets.

Cumulative investment in power supply infrastructure forecast for the years 2006–2030 (in $ billions)	
North America	2,246
Europe	1,728
China	2,764
India	956
Middle East/Africa	890
Latin America	762

Source: International Energy Agency

Meanwhile, in mature markets like North America and Europe, aging power equipment must be upgraded or replaced and capacity expanded to meet demand. In the U.S., demand is growing twice as fast as new electricity supplies are being added, according to the North American Electric Reliability Corp.

To reduce dependence on carbon-based fuel sources, grids are being designed and adapted to accommodate more power from renewable sources such as hydroelectric, wind and solar energy.

But incorporating renewable energy on a large scale requires even more investment, as the best renewable sources are often located far from centers of demand.

Building the infrastructure to allow better use of existing and renewable resources offers huge rewards in terms of cost efficiency and reduced environmental impact, two factors that are high on the global agenda.

ABB offers products and systems that can provide sustainable solutions for each of these energy challenges – expanding and upgrading grid capacity, bringing renewables into the energy mix and making energy efficiency a part of the equation.

Globalization
A surge in trade and global competition is fueling demand for solutions to increase industrial productivity and creating opportunities for ABB to expand its own global footprint

The lowering of trade barriers in recent years has triggered rapid economic growth in developing regions, which are expanding and modernizing production so they can participate in global markets.

As markets become more open, competition has intensified. Today, to stay competitive, companies must carefully plan where and how they will make their products, and also who will make them.

Rapid economic growth is affecting even low-cost manufacturers in developing countries, as new players are continually lured into the marketplace. To survive, companies everywhere have been searching for better ways to lower costs, increase productivity, and tap new sources of skill and knowledge.

Trade exposure is increasing globally


% of world GDP
Imports of goods and services
30
25
20
15
10
1970
1975
1980
1985
1990
1995
2000
2005

Source: World Bank, World Development Indicators database; OECD Structural Analysis database

Automation is creating productivity gains in many industries, which is fueling demand for ABB solutions such as robots, control systems, motors, drives, instruments and other automation technologies. Automating simple operations and improving the supply chain are the most obvious ways to increase productivity. But manufacturers need new ideas, and ABB offers an innovative mix of reliable, efficient equipment, real-time data and asset-management programs, as well as profound knowledge of manufacturing processes.

Our productivity portfolio features advanced process control, real-time scheduling, predictive maintenance, wireless communications and remote asset management, as well as smaller, smarter automation devices. Performance-based services help customers improve the efficiency of their installed assets.

Globalization also offers opportunities for streamlining ABB's own operations. We are expanding our global footprint by developing our operations in emerging economies worldwide to tap new markets, lower our costs and achieve a more balanced global presence. This will help us to reduce risks, while we continually upgrade the assets in our important traditional markets.

People, culture and values
ABB expects to hire 20,000 more people in the next five years, significantly adding to its greatest assets – people, and a culture of openness, transparency and inclusiveness

ABB is one of the world's most global companies, in both the reach of its business and the diversity of its staff. This has bred a culture of openness, transparency and inclusiveness that helps to attract top performers from all over the world.

This broad outlook is a tremendous asset, as ABB plans to create about 20,000 new jobs in the next five years to meet demand resulting from long-term trends such as rising electricity consumption, pressure to increase productivity and efforts to fight climate change.

ABB employees by region 2007

- Europe **53%**
- Asia **23%**
- The Americas **17%**
- Middle East and Africa **7%**

We strive for excellence in personal development, operational execution, health and safety, and business ethics because the best people want to work in a first-class environment. Our staff development program to bring a culture of leadership to every level of the organization has now been attended by more than 21,000 employees in 41 countries.

Excellence in manufacturing, engineering and service is achieved by giving ABB facilities around the world global responsibility for particular products or technologies and by a dedicated program to share and implement best practices across the company.

The focus on improving project planning and execution has contributed significantly to the increase in ABB's profitability in recent years, and will likely continue to drive the anticipated growth of profit margins.

We aim to eliminate work-related incidents in which employees are hurt or killed, as part of our commitment to take the utmost care of health and safety. Regrettably, the number of incidents increased in 2007, and we are taking a range of measures to improve our performance in this critical area.

ABB's pursuit of excellence also extends to business ethics, where we continue to strengthen mechanisms to educate staff and eliminate inappropriate activities. The goal of our zero-tolerance approach to breaches of our Code of Conduct is that every employee knows unethical behavior is unfair, unacceptable and endangers their careers, as well as the company's reputation.



Technology
Strengthening our leadership role in power and automation technologies helps us and our customers become more competitive

ABB's leading position in power and automation technology is the fruit of strengths such as quality, commitment to customers and, above all, successful innovation in our R&D activities.

Our approach to technology is based on our key aims of enhancing electrical power reliability, industrial productivity and energy efficiency. We work closely with our customers, suppliers and leading academic institutions around the world to develop technologies that will meet both existing and future challenges.

ABB spending on research and development, including order-related (in $ millions)

Year	Spending
2005	973
2006	1,079
2007	**1,173**

ABB has eight research centers, 6,000 scientists and 70 university collaborations – all working to develop and improve technologies that will make our customers more competitive. We spent $1.2 billion on research and development (including order-related) in 2007, and more than half of our efforts were aimed at improving energy efficiency.

One example of the success of our R&D programs is the contract won in 2007 to deliver key components of an ultrahigh-voltage direct current (UHVDC) power link. The high-efficiency link will deliver renewable power at 800 kilovolts over 2,000 kilometers, from the Xiangjiaba hydropower plant in western China to the highly industrialized coastal area in the east.

UHVDC technology is a further development of HVDC, pioneered by ABB more than 50 years ago. It marks the biggest leap in transmission efficiency and capacity in 20 years and was made possible by advances in basic research in a number of fields, including the development of outdoor insulators and advanced control systems. The new link's transmission losses will be even lower than those of a conventional HVDC system.

Our strategy for the future is to focus on energy efficiency, developing products and services that use energy more effectively and maximize returns on capital investments. We will continue to invest in existing technologies to ensure their reliability for years to come, while developing new technologies to meet future needs for power and automation systems.







ABB Group Executive Committee

From left to right

Tom Sjökvist, Head of Automation Products division; **Anders Jonsson**, Head of Robotics division; **Gary Steel**, Head of Human Resources; **Diane de Saint Victor**, General Counsel, Head of Legal and Compliance; **Veli-Matti Reinikkala**, Head of Process Automation division; **Michel Demaré**, CEO and CFO; **Ravi Uppal**, Head of Global Markets; **Ulrich Spiesshofer**, Head of Corporate Development; **Bernhard Jucker**, Head of Power Products division; **Peter Leupp**, Head of Power Systems division.

Table of contents

1. Principles

1.1 General Principles

ABB is committed to the highest international standards of corporate governance, and supports the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance, as well as those of the capital markets where its shares are listed and traded.

In addition to the provisions of the Swiss Code of Obligations, ABB's key principles and rules on corporate governance are laid down in ABB's Articles of Incorporation, the ABB Ltd Board Regulations, the regulations of ABB's board committees, and the ABB Code of Conduct. It is the duty of ABB's Board of Directors (the Board) to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

This section of the Annual Report is based on the Directive on Information Relating to Corporate Governance published by the SWX Swiss Exchange. Where an item listed in the directive is not addressed in this report, it is either inapplicable to, or immaterial for, ABB.

In accordance with the requirements of the New York Stock Exchange (NYSE), a comparison of how the corporate governance practices followed by ABB differ from those required under the NYSE listing standards can be found in the corporate governance section at: www.abb.com/investorrelations

1.2 Duties of directors and officers

The directors and officers of a Swiss corporation are bound, as specified in the Swiss Code of Obligations, to perform their duties with all due care, to safeguard the interests of the corporation in good faith and to extend equal treatment to shareholders in like circumstances.

The Swiss Code of Obligations does not specify what standard of due care is required of the directors of a corporate board. However, it is generally held by Swiss legal scholars and jurisprudence that the directors must have the requisite capability and skill to fulfill their function, and must devote the necessary time to the discharge of their duties. Moreover, the directors must exercise all due care that a prudent and diligent director would have taken in like circumstances. Finally, the directors are required to take actions in the best interests of the corporation and may not take any actions that may be harmful to the corporation.

Exercise of powers

Directors, as well as other persons authorized to act on behalf of a Swiss corporation, may perform all legal acts on behalf of the corporation which the business purpose, as set forth in the articles of incorporation of the corporation, may entail. Pursuant to court practice, such directors and officers can take any action that is not explicitly excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to the corporation's shareholders in like circumstances. ABB's Articles of Incorporation do not contain provisions concerning a director's power, in the absence of an independent quorum, to vote on the compensation to themselves or any members of their body.

Conflicts of interest

Swiss law does not have a general provision on conflicts of interest and our Articles of Incorporation do not limit our directors' power to vote on a proposal, arrangement or contract in which the director or officer is materially interested. However, the Swiss Code of Obligations requires directors and officers to safeguard the interests of the corporation and, in this connection, imposes a duty of care and loyalty on directors and officers. This rule is generally understood and so recommended by the Swiss Code of Best Practice for Corporate Governance as disqualifying directors and officers from participating in decisions, other than in the shareholders' meeting, that directly affect them.

Confidentiality

Confidential information obtained by directors and officers of a Swiss corporation acting in such capacity must be kept confidential during and after their term of office.

Sanctions

If directors and officers transact business on behalf of the corporation with *bona fide* third parties in violation of their statutory duties, the transaction is nevertheless valid as long as it is not explicitly excluded by the corporation's business purpose as set forth in its articles of incorporation. Directors and officers acting in violation of their statutory duties – whether transacting business with *bona fide* third parties or performing any other acts on behalf of the company – may, however, become liable to the corporation, its shareholders and its creditors for damages. The liability is joint and several, but the courts may apportion the liability among the directors and officers in accordance with their degree of culpability.

In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person(s) associated therewith other than at arm's length must be repaid to the company if the shareholder or director or any person associated therewith was acting in bad faith.

If the board of directors has lawfully delegated the power to carry out day-to-day management to a different corporate body, e.g., the executive committee, it is not liable for the acts of the members of that different corporate body. Instead, the directors can only be held liable for their failure to properly select, instruct and supervise the members of that different corporate body.

2. Group structure and shareholders

2.1 Group structure

ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which principally comprises 323 consolidated operating and holding subsidiaries worldwide. ABB Ltd's shares are listed on the SWX Swiss Exchange (traded on virt-x), the OMX Nordic Exchange Stockholm and the NYSE (where its shares are traded in the form of American depositary shares (ADS) – each ADS representing one registered ABB share). On December 31, 2007, ABB Ltd had a market capitalization of CHF 75.5 billion.

The only consolidated subsidiary in the ABB Group with listed shares is ABB Limited, Bangalore, India, which is listed on the Bombay Stock Exchange and the National Stock Exchange of India. During 2007, ABB Limited, Bangalore, India, delisted from the Kolkata Stock Exchange. On December 31, 2007, ABB Ltd, Switzerland, directly or indirectly owned 52.11 percent of ABB Limited, Bangalore, India, which at that time had a market capitalization of INR 320.5 billion.

Stock exchange listings

Stock exchange	Security	Ticker symbol	Security number	ISIN code
SWX Swiss Exchange (virt-x)	ABB Ltd, Zurich, share	ABBN	1222171	CH0012221716
OMX Nordic Exchange Stockholm	ABB Ltd, Zurich, share	ABB	–	CH0012221716
New York Stock Exchange	ABB Ltd, Zurich, ADS	ABB	000375204	US0003752047
Bombay Stock Exchange	ABB Limited, Bangalore, share	ABB	500002	INE117A01022
National Stock Exchange of India	ABB Limited, Bangalore, share	ABB	–	INE117A01022

All data as of December 31, 2007.

The following table sets forth, as of December 31, 2007, the name, country of incorporation, ownership interest and share capital of ABB Ltd, Switzerland, and its significant subsidiaries:

ABB Ltd and significant subsidiaries

Company name/location	Country	ABB interest %	Share capital in 1,000 number	Currency
ABB S.A., Buenos Aires	ARGENTINA	100.00	10,510	ARS
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00	122,436	AUD
ABB AG, Vienna	AUSTRIA	100.00	15,000	EUR
ABB Ltda., Osasco	BRAZIL	100.00	94,396	BRL
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00	3,010	BGN
ABB Inc., St. Laurent, Quebec	CANADA	100.00	301,957	CAD
ABB (China) Ltd., Beijing	CHINA	100.00	120,000	USD
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99	485,477	COP
ABB Ltd., Zagreb	CROATIA	100.00	2,730	HRK
ABB s.r.o., Prague	CZECH REPUBLIC	100.00	400,000	CZK
ABB A/S, Skovlunde	DENMARK	100.00	100,000	DKK
ABB Equador S.A., Quito	ECUADOR	96.87	315	USD
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00	82,490	EGP
ABB AS, Tallinn	ESTONIA	100.00	25,985	EEK
ABB Oy, Helsinki	FINLAND	100.00	10,003	EUR
ABB S.A., Rueil-Malmaison	FRANCE	100.00	38,921	EUR
ABB AG, Mannheim	GERMANY	100.00	167,500	EUR
ABB Automation GmbH, Mannheim	GERMANY	100.00	15,000	EUR
ABB Automation Products GmbH, Ladenburg	GERMANY	100.00	20,750	DEM
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	GERMANY	100.00	120,000	DEM
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00	1,182	EUR
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00	20,000	HKD
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00	444,090	HUF
ABB Limited, Bangalore	INDIA	52.11	423,817	INR
ABB Ltd, Dublin	IRELAND	100.00	635	EUR

ABB Ltd and significant subsidiaries (continued)

Company name/location	Country	ABB interest %	Share capital in 1,000 number	Currency
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.99	420	ILS
ABB S.p.A., Milan	ITALY	100.00	107,000	EUR
ABB SACE S.p.A., Sesto S. Giovanni (MI)	ITALY	100.00	60,000	EUR
ABB Trasmissione & Distribuzione S.p.A. in liquidazione, Milan	ITALY	100.00	3,300	EUR
ABB Technology SA, Abidjan	IVORY COAST	99.00	178,540	XOF
ABB K.K., Tokyo	JAPAN	100.00	1,000,000	JPY
ABB Ltd., Seoul	KOREA, REPUBLIC OF	100.00	18,670,000	KRW
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00	4,490	MYR
Asea Brown Boveri S.A. de C.V., Tlalnepantla	MEXICO	100.00	419,096	MXN
ABB BV, Rotterdam	NETHERLANDS	100.00	9,076	EUR
ABB Holdings BV, Amsterdam	NETHERLANDS	100.00	119	EUR
ABB Limited, Auckland	NEW ZEALAND	100.00	34,000	NZD
ABB Holding AS, Billingstad	NORWAY	100.00	800,000	NOK
ABB S.A., Lima	PERU	76.34	27,915	PEN
Asea Brown Boveri Inc., Paranaque, Metro Manila	PHILIPPINES	100.00	123,180	PHP
ABB Sp. z o.o., Warsaw	POLAND	99.83	260,643	PLN
ABB (Asea Brown Boveri), S.A., Paco de Arcos	PORTUGAL	100.00	4,117	EUR
Asea Brown Boveri Ltd., Moscow	RUSSIA	100.00	332	USD
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00	10,000	SAR
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00	25,597	SGD
ABB Holdings (Pty) Ltd., Sunninghill	SOUTH AFRICA	80.00	4,050	ZAR
Asea Brown Boveri S.A., Madrid	SPAIN	100.00	33,318	EUR
ABB AB, Västerås	SWEDEN	100.00	400,000	SEK
ABB Norden Holding AB, Stockholm	SWEDEN	100.00	459,000	SEK
ABB Asea Brown Boveri Ltd, Zurich	SWITZERLAND	100.00	2,768,000	CHF
ABB Ltd, Zurich	SWITZERLAND	Parent	5,790,038	CHF
ABB Schweiz AG, Baden	SWITZERLAND	100.00	55,000	CHF
ABB LIMITED, Bangkok	THAILAND	100.00	1,034,000	THB
ABB Holding A.S., Istanbul	TURKEY	99.95	12,844	USD
ABB Ltd., Kiev	UKRAINE	100.00	5,860	USD
ABB Industries (L.L.C), Dubai	UNITED ARAB EMIRATES	49.00	5,000	AED
ABB Holdings Ltd., Warrington	UNITED KINGDOM	100.00	203,014	GBP
ABB Ltd., Warrington	UNITED KINGDOM	100.00	219,000	GBP
ABB Holdings Inc., Norwalk, CT	UNITED STATES	100.00	2	USD
ABB Inc., Norwalk, CT	UNITED STATES	100.00	1	USD
Asea Brown Boveri S.A., Caracas	VENEZUELA	100.00	4,899,373	VEB
ABB (Private) Ltd., Harare	ZIMBABWE	100.00	1,000	ZWD

ABB's operational group structure is described in the "Financial review" part of this Annual Report.

2.2 Significant shareholders

Investor AB, Sweden, held 166,330,142 ABB shares as of December 31, 2007, representing approximately 7.6 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Mr. Jacob Wallenberg, the chairman of Investor AB, in his individual capacity.

FMR LLC (FMR), U.S., held 127,059,033 ABB shares as of December 31, 2007, representing approximately 5.8 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date.

To the best of ABB's knowledge, no other shareholder held 5 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2007.

In January 2008, FMR notified us that it held 104,896,048 ABB shares as of January 11, 2008, representing approximately 4.8 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date.

In February 2008, FMR notified us that it held less than 3 percent of ABB's total share capital and voting rights as registered in the Commercial Register.

Under ABB's Articles of Incorporation, each registered share represents one vote. Significant shareholders do not have different voting rights.

To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

2.3 Cross-shareholdings

There are no cross-shareholdings in excess of 5 percent of the share capital or the voting rights between ABB and another company.

3. Capital structure

3.1 Ordinary share capital

On December 31, 2007, ABB's ordinary share capital (including treasury shares) amounted to CHF 5,790,037,755 divided into 2,316,015,102 fully paid registered shares with a par value of CHF 2.50 per share. As of that date, ABB's ordinary share capital as registered with the Commercial Register was CHF 5,469,390,792.50 divided into 2,187,756,317 fully paid registered shares.

3.2 Changes to the share capital

In 2007, ABB issued 23,327,183 shares out of its contingent capital in connection with ABB's Employee Share Acquisition Plan (ESAP) and ABB's Management Incentive Plan (MIP). For further details about the ESAP and the MIP see sections 8.2 and 8.3. In 2007, ABB also issued 104,931,602 shares out of its contingent capital to holders of its then outstanding Swiss-franc convertible bonds. The resulting share capital of CHF 5,790,037,755 divided into 2,316,015,102 fully paid registered shares was reflected in ABB's Articles of Incorporation dated as of January 10, 2008.

In 2006, ABB issued 5,746,614 shares out of its contingent capital in connection with the ESAP. The resulting share capital of CHF 5,469,390,792.50 divided into 2,187,756,317 shares was reflected in ABB's Articles of Incorporation dated as of December 15, 2006.

In 2006, ABB also issued 105,068,206 shares out of its contingent capital to holders of its then outstanding U.S.-dollar convertible bonds. The resulting share capital of CHF 5,455,024,257.50 divided into 2,182,009,703 shares was reflected in ABB's Articles of Incorporation dated as of June 26, 2006.

In November 2005, ABB issued 6,626,550 shares out of its contingent capital in connection with the ESAP. The resulting share capital of CHF 5,192,353,742.50 divided into 2,076,941,497 shares was reflected in ABB's Articles of Incorporation dated as of December 6, 2005.

Except as described in this section 3.2, there were no changes to ABB's share capital during 2007, 2006 and 2005.

3.3 Contingent share capital

As at January 10, 2008, ABB's share capital may be increased by an amount not to exceed CHF 25,000,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 2.50 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

The pre-emptive rights of the shareholders are excluded in connection with the issuance of warrant rights. The then current owners of warrants will be entitled to subscribe for new shares. The conditions of the warrants will be determined by the Board.

The acquisition of shares through the exercise of warrants and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see section 4.2).

In addition as at January 10, 2008, ABB's share capital may be increased by an amount not to exceed CHF 110,749,132.50 through the issuance of up to 44,299,653 fully paid shares with a par value of CHF 2.50 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on a stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see section 4.2).

3.4 Authorized share capital

At ABB's annual general meeting in May 2007, ABB's shareholders approved the creation of an authorized share capital in the amount of up to CHF 500,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 2.50 each, which is valid until May 3, 2009. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. This represented the total authorized share capital available to ABB on December 31, 2007. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the company. Furthermore, the

Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (1) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (2) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation (see section 4.2).

3.5 Convertible bonds and warrants

For information about convertible bonds and warrants on shares issued by ABB, please refer to notes 13 and 20 to ABB's consolidated financial statements contained in the "Financial review" part of this Annual Report.

4. Shareholders' participation

4.1 Shareholders' voting rights

ABB has one class of shares and each registered share carries one vote at the general meeting. Voting rights may be exercised only after a shareholder has been registered in the share register of ABB as a shareholder with the right to vote, or with VPC AB in Sweden, which maintains a subregister of the share register of ABB.

A shareholder may be represented at the annual general meeting by another shareholder with the right to vote, its legal representative, a corporate body (Organvertreter), an independent proxy (unabhängiger Stimmrechtsvertreter) or a depositary (Depotvertreter). All shares held by one shareholder may be represented by one representative only.

For practical reasons shareholders must be registered in the share register no later than 10 days before the general meeting in order to be entitled to vote. Except for the cases described under section 4.2, there are no voting rights restrictions limiting ABB's shareholders' rights.

4.2 Limitations on transferability of shares and nominee registration

ABB may decline a registration with voting rights if a shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

A person failing to expressly declare in its registration application that it holds the shares for its own account (a nominee), will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with the Board concerning its status, and further provided that the nominee is subject to recognized bank or financial market supervision.

In special cases the Board may grant exemptions. There were no exemptions granted in 2007.

4.3 Shareholders' dividend rights

ABB Ltd may only pay out a dividend if it has been proposed by a shareholder or the Board and approved at a general meeting of shareholders, and the statutory auditors confirm that the dividend conforms to statutory law and ABB's Articles of Incorporation. Dividends are usually due and payable in Swiss francs no earlier than three trading days after the approving shareholders' resolution.

ABB has established a dividend access facility for its shareholders who are residents of Sweden for tax purposes. If such shareholders have registered their shares with VPC AB in Sweden, then they may elect to receive the dividend in Swedish kronor from ABB Norden Holding AB without deduction of Swiss withholding tax. For further information on the dividend access facility please refer to ABB's Articles of Incorporation, a copy of which can be found in the corporate governance section at: www.abb.com/investorrelations

4.4 General meeting

Shareholders' resolutions at general meetings are approved with an absolute majority of the votes represented at the meeting, except for those matters described in article 704 of the Swiss Code of Obligations and for resolutions with respect to restrictions on the exercise of the right to vote and the removal of such restrictions, which all require the approval of two-thirds of the votes represented at the meeting.

Shareholders representing shares of a par value of at least CHF 1,000,000 may request items to be included in the agenda of a general meeting. Any such request must be made in writing at least 40 days prior to the date of the general meeting and specify the items and the motions of such shareholder(s). ABB's Articles of Incorporation do not contain provisions on the convocation of the general meeting of shareholders that differ from the applicable legal provisions.

5. Board of Directors

5.1 Responsibilities and organization

The Board defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB.

The internal organizational structure and the definition of the areas of responsibility of the Board, as well as the information and control instruments vis-à-vis the Group Executive Committee, are set forth in the ABB Ltd Board Regulations, a copy of which can be found in the corporate governance section at: www.abb.com/investorrelations

Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). Written documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

The CEO shall regularly, and whenever extraordinary circumstances so require, report to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in section 6 of the ABB Ltd Board Regulations, a copy of which can be found in the corporate governance section at: www.abb.com/investorrelations

5.2 Term and members

The members of the Board are elected individually at the ordinary general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found in the corporate governance section at www.abb.com/investorrelations, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations, a copy of which can be found in the corporate governance section at: www.abb.com/investorrelations

As at December 31, 2007, all Board members were non-executive and independent directors (see also section 5.3). Members of the Board (Board term May 2007 to May 2008):

Hubertus von Grünberg has been a member and chairman of ABB's Board of Directors since May 3, 2007. He is the chairman of the supervisory board of Continental AG (Germany). He is a member of the supervisory boards of Allianz Versicherungs AG and Deutsche Telekom AG (both Germany). He is a member of the board of directors of Schindler Holding (Switzerland). Mr. von Grünberg was born in 1942 and is a German citizen.

Roger Agnelli has been a member of ABB's Board of Directors since March 12, 2002. He is the president and chief executive officer of Companhia Vale do Rio Doce (Brazil). He is also a member of the board of directors of Spectra Energy (U.S.). Mr. Agnelli was born in 1959 and is a Brazilian citizen.

Louis R. Hughes has been a member of ABB's Board of Directors since May 16, 2003. Mr. Hughes is the chairman of the board of directors of Maxager Technology and the chairman of the board of directors and chief executive officer of GBS Laboratories (both U.S.). He is also a member of the boards of directors of Akzo Nobel (The Netherlands), MTU (Germany), Sulzer (Switzerland) and Electrolux (Sweden). He is an executive advisor to Windpoint (U.S.) and a member of the British Telecom U.S. advisory board. Mr. Hughes was born in 1949 and is an American citizen.

Hans Ulrich Märki has been a member of ABB's Board of Directors since March 12, 2002. He is chairman of IBM Europe, Middle East and Africa (France), and a member of the board of directors of Mettler-Toledo International, Swiss Re and Menuhin Festival Gstaad AG (all Switzerland). He is also a member of the foundation board of Schulthess Klinik, Zurich, Switzerland, and of the board of trustees of the Hermitage Museum, St. Petersburg, Russia. He serves as a member of the board of trustees of IMD Lausanne, Switzerland; the international advisory boards of HEC (Haute Ecole Commercial) Paris, France; IESE (University of Navarra) Barcelona, Spain; and Bocconi SDA, Milan, Italy. Mr. Märki was born in 1946 and is a Swiss citizen.

Michel de Rosen has been a member of ABB's Board of Directors since March 12, 2002. He is the chairman, president and chief executive officer of ViroPharma (U.S.). He is a member of the boards of directors of Ursinus College, Pennsylvania Biotech and Endo Pharmaceutical Holdings Inc. (all U.S.). He is also a member of the advisory board of Paul Capital Partners Royalty Fund (U.S.). Mr. de Rosen was born in 1951 and is a French citizen.

Michael Treschow has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of the boards of directors of Ericsson (Sweden), Unilever NV (Holland), and Unilever PLC (U.K.). He is also a member of the board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Mr. Treschow was born in 1943 and is a Swedish citizen.

Bernd W. Voss has been a member of ABB's Board of Directors since March 12, 2002. He is a member of the supervisory board of Dresdner Bank (Germany). He is also a member of the boards of directors of Allianz Leben, Continental, Hapag-Lloyd, Osram and Wacker Chemie (all Germany). Mr. Voss was born in 1939 and is a German citizen.

Jacob Wallenberg has been a member of ABB's Board of Directors since June 28, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is the chairman of the board of directors of Investor AB (Sweden). He is vice chairman of SEB Skandinaviska Enskilda Banken, Atlas Copco AB and SAS AB (all Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation, the Nobel Foundation and the Stockholm School of Economics (all Sweden) and Coca-Cola Corporation (U.S., from January 2008). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

As of December 31, 2007, none of ABB's Board members holds any official functions or political posts. Further information on ABB's Board members can be found in the corporate governance section at: www.abb.com/investorrelations

5.3 Business relationships

This section describes important business relationships between ABB and its Board members, or companies and organizations represented by them. The Board has determined that business relationships with ABB customers which do not result in annual revenues for ABB in excess of $10 million are not important business relationships *per se* for the purposes of this section 5.3.

During 2007, Companhia Vale do Rio Doce and its subsidiaries (Vale) and ABB entered into a framework agreement to establish general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. ABB supplies Vale primarily with process automation products for mineral systems. The total revenues received by ABB in 2007 relating to its contracts with Vale were approximately $100 million. Roger Agnelli is president and CEO of Vale.

In 2007, ABB earned revenues of approximately $40 million from Atlas Copco AB and its subsidiaries (Atlas Copco) primarily for automation products such as motors and drives. Jacob Wallenberg is the vice chairman of Atlas Copco.

During 2007, ABB received approximately $44 million of revenues from Sulzer AG (Sulzer) primarily for various automation products. Louis R. Hughes is a member of Sulzer's board of directors.

On July 4, 2005, ABB entered into an unsecured syndicated $2-billion, five-year revolving credit facility, which became available in July 2005 and which was amended and restated on June 27, 2007. As of December 31, 2007, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) has committed to $120 million out of the $2-billion total and Dresdner Bank AG (Dresdner) has committed to $105 million out of the $2-billion total. Jacob Wallenberg is the vice chairman of SEB and Bernd W. Voss is a member of Dresdner's supervisory board.

In 2003, ABB entered into a 10-year agreement with IBM pursuant to which IBM took over the operation and support of ABB's information systems infrastructure. The total value of the infrastructure and related operational services to be provided under this agreement is expected to approach $1.7 billion. Hans Ulrich Märki is chairman of IBM Europe, Middle East and Africa.

After comparing the revenues generated from ABB's business with Vale, Atlas Copco, Sulzer, SEB, and Dresdner to the total annual revenues of ABB and of those companies, and after reviewing the infrastructure and operational services arrangement with IBM and the banking commitments of SEB and Dresdner, the Board has determined that ABB's business relationships with those companies do not constitute material business relationships and that all members of the Board are considered to be independent directors. This determination was made in accordance with the Swiss Code of Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

ABB obtains a portion of its insurance coverage from Zurich Financial Services. Fred Kindle, the CEO of ABB during 2007, was also a director of Zurich Financial Services during 2007. The Board has determined that ABB's business with Zurich Financial Services is not material.

5.4 Board committees

From among its members, the Board has appointed two Board committees: the Governance, Nomination and Compensation Committee (GNCC) and the Finance, Audit and Compliance Committee (FACC). The duties and objectives of the Board committees are set forth in regulations issued or approved by the Board, copies of which can be found in the corporate governance section at www.abb.com/investorrelations. These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees are required to be independent.

5.4.1 Governance, Nomination and Compensation Committee

The Governance, Nomination and Compensation Committee is responsible for (1) overseeing corporate governance practices within ABB, (2) selecting candidates for the Board, its committees, the CEO and the members of the Group Executive Committee, and (3) succession planning and employment as well as compensation matters relating to the Board and the Group Executive Committee. The Governance, Nomination and Compensation Committee is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

The Governance, Nomination and Compensation Committee must comprise three or more independent directors. Upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

As at December 31, 2007, the members and secretary of the Governance, Nomination and Compensation Committee were:

Members:	Hans Ulrich Märki (chairman)
	Michel de Rosen
	Roger Agnelli
Secretary:	Gary Steel

5.4.2 Finance, Audit and Compliance Committee

The Finance, Audit and Compliance Committee is responsible for overseeing (1) the integrity of ABB's financial statements, (2) ABB's compliance with legal and regulatory requirements, (3) the independent auditors' qualifications and independence, and (4) the performance of ABB's internal audit function and independent auditors.

The Finance, Audit and Compliance Committee must comprise three or more independent directors who have a thorough understanding of finance and accounting. As determined by the committee's chairman for matters related to their respective functions, the head of internal audit, as well as the external auditors, may participate in the Finance, Audit and Compliance Committee meetings. Upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. As required by the U.S. Securities and Exchange Commission (SEC), the Board has determined that Bernd W. Voss is an audit committee financial expert.

As at December 31, 2007, the members and secretary of the Finance, Audit and Compliance Committee were:

Members: Bernd W. Voss (chairman)
Jacob Wallenberg
Louis R. Hughes

Secretary: Michel Demaré

5.5 Meetings and attendance

The table below shows the number of meetings held during 2007 by the Board and its committees, their average duration, as well as the attendance of the individual Board members.

5.6 Secretary to the Board

Diane de Saint Victor is the secretary to the Board.

6. Group Executive Committee

6.1 Responsibilities and organization

The Board has delegated the executive management of ABB to the CEO and the other members of the Group Executive Committee. The CEO and under his direction the other members of the Group Executive Committee are responsible for ABB's overall business and affairs and day-to-day management. The CEO reports to the Board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the Group.

Each member of the Group Executive Committee is appointed and discharged by the Board.

6.2 Members of the Group Executive Committee

As at December 31, 2007, the members of the Group Executive Committee were:

Fred Kindle joined ABB in September 2004 and was the Chief Executive Officer from January 2005 until February 2008. As of February 2008, Mr. Kindle is a member of the board of directors of VZ Holding Ltd. and of Zurich Financial Services Ltd. (both Switzerland). Before joining ABB, Mr. Kindle had been with Sulzer (Switzerland) since 1992. In 2001, he became chief executive officer of Sulzer and from 2003 to 2004, he was also a member of Sulzer's board of directors. Mr. Kindle was born in 1959 and has dual Liechtenstein and Swiss citizenship.

Michel Demaré joined ABB as Chief Financial Officer on January 1, 2005, and was appointed interim CEO in addition to his duties as CFO in February 2008. From 2002 until 2004 Mr. Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002, he held various positions within Dow Chemical (U.S.). Mr. Demaré was born in 1956 and is a Belgian citizen.

Ulrich Spiesshofer joined ABB as head of Corporate Development in November 2005. From 2002 until he joined ABB, he was senior partner, global head of operations practice at Roland Berger AG. Prior to 2002, he held various positions with A.T. Kearney Pty. Ltd. and its affiliates. Mr. Spiesshofer was born in 1964 and is a German citizen.

Meetings and attendance

	Board of Directors	Governance, Nomination and Compensation Committee	Finance, Audit and Compliance Committee
Average duration (hours)	7	2	3
Number of meetings	5	7	7
Meetings attended:			
Jürgen Dormann (until May 2007)	2	–	–
Hubertus von Grünberg (from May 2007)	3	–	–
Roger Agnelli	4	5	–
Louis R. Hughes	5	–	6
Hans Ulrich Märki	5	7	–
Michel de Rosen	5	6	–
Michael Treschow	5	–	–
Bernd W. Voss	4	–	7
Jacob Wallenberg	5	–	7

Gary Steel joined ABB as head of Human Resources in January 2003. Mr. Steel is a member of the board of directors of Harman International Industries Inc. (U.S.). In 2002, he was the human resources director, group finance at Royal Dutch Shell (Netherlands). Between 1976 and 2002, he held several human resources and employee relations positions at Royal Dutch Shell. Mr. Steel was born in 1952 and is a British citizen.

Diane de Saint Victor joined ABB as General Counsel in January 2007. From 2004 to 2006, she was general counsel of European Aeronautic Defence and Space, EADS (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various positions with Honeywell International (France/Belgium). Ms. de Saint Victor was born in 1955 and is a French citizen.

Ravi Uppal was appointed President, Global Markets, in July 2007. From 2006 until his appointment to the executive committee in 2007 he was ABB's regional manager of Southeast Asia. From 2001 to 2007 he was ABB's country manager for India. Prior to 2001 he held various positions with several different companies including approximately 15 years with ABB. Mr. Uppal was born in 1952 and is an Indian citizen.

Bernhard Jucker was appointed Executive Committee member responsible for the Power Products division in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003 he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

Peter Leupp was appointed Executive Committee member responsible for the Power Systems division in January 2007. From 2005 to 2006, he was ABB's regional manager for North Asia and from 2001 to 2006 he was ABB's country manager for China. From 1989 to 2001, he held various positions in ABB. Mr. Leupp was born in 1951 and is a Swiss citizen.

Tom Sjökvist was appointed Executive Committee member responsible for the Automation Products division in January 2006. From 2003 to 2005, he was the head of the Automation Products business area. From 1972 to 2003, he held several positions with ABB. Mr. Sjökvist was born in 1947 and is a Swedish citizen.

Veli-Matti Reinikkala was appointed Executive Committee member responsible for the Process Automation division in January 2006. He is a member of the board of directors of UPM-Kymmene (Finland). In 2005, he was the head of the Process Automation business area. From 1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

Anders Jonsson was appointed Executive Committee member responsible for the Robotics division in January 2006. In 2005, he was the head of the former Automation Technologies division in China. From 1976 to 2004, he held various positions with ABB. Mr. Jonsson was born in 1950 and is a Swedish citizen.

On February 13, 2008, ABB announced that Fred Kindle was leaving ABB due to irreconcilable differences about how to lead the company. Michel Demaré was appointed interim CEO in addition to his role as Chief Financial Officer.

Further information about the members of the Group Executive Committee can be found in the corporate governance section at: www.abb.com/investorrelations

6.3 Management contracts

There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

7. Compensation

7.1 Principles of Board compensation

The compensation levels of members of the Board for their term from May 2007 to May 2008 are as follows:

Chairman:	CHF	1,200,000
Member of the Board and Committee chairman:	CHF	400,000
Member of the Board:	CHF	300,000

As of May 2007, Board compensation is payable in semi-annual installments in arrear. The first payment is made in November, for the period of Board membership from election at the annual general meeting in May until October of that year. The second payment is made in May of the following year for the period of Board membership from November to May.

Also as of 2007, Board members elect to receive either 50 percent or 100 percent of their compensation in ABB shares. The reference price for the shares to be delivered (and hence the calculation of the number of shares to be delivered) is the average closing price of the ABB share during a defined 30-day period which is different for each installment. The ABB shares are kept in a blocked account for three years after the date of original delivery and may only be disposed of earlier if the respective person shall have left the Board and shall not have agreed to the shares remaining blocked for the original three-year period. In addition, all shares that were in the blocked account at the beginning of May 2007 are blocked until May 2010 and may only be disposed of earlier if the respective Board member shall have left the Board before 2010 and shall not have agreed to the shares remaining blocked until 2010.

7.2 Details of Board compensation

The compensation to which Board members are entitled for the period from May 2007 to May 2008 amounts to CHF 3,500,000. Of this amount, CHF 1,750,000 was settled in cash and/or shares in November 2007. The remainder will be settled in May 2008 in cash and/or shares, according to the elections made by the Board members. The amounts per individual

Board compensation

Name	Function	Total compen-sation[1]	Percentage of compensation to be settled in shares	Settled in cash[2]	Settled in shares – number of shares received[3]
		(CHF)		(CHF)	
Hubertus von Grünberg	Chairman of the Board	1,200,000	50%	300,000	6,779
Roger Agnelli[4]	Member of the Board	300,000	50%	75,000	1,677
Louis R. Hughes[5]	Member of the Board	300,000	50%	75,000	1,677
Hans Ulrich Märki	Member of the Board and chairman of the Governance, Nomination and Compensation Committee	400,000	100%	0	6,149
Michel de Rosen[4]	Member of the Board	300,000	50%	75,000	1,677
Michael Treschow	Member of the Board	300,000	50%	75,000	1,677
Bernd W. Voss	Member of the Board and chairman of the Finance, Audit and Compliance Committee	400,000	50%	100,000	2,273
Jacob Wallenberg[5]	Member of the Board	300,000	100%	0	3,354
Total		**3,500,000**		**700,000**	**25,263**

[1] Compensation for the period of Board membership from May 2007 to May 2008. Expense recognized in the company's Income Statement for 2007 amounted to CHF 2,449,000.
Jürgen Dormann served as Chairman of the Board until the annual general meeting in May 2007. All compensation in connection with his last term as Chairman was paid and recorded in 2006.
[2] Represents gross amounts paid in 2007, prior to deductions for social security, withholding tax etc.
[3] Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.
[4] Member of the Governance, Nomination and Compensation Committee
[5] Member of the Finance, Audit and Compliance Committee

Board member are listed in the table above. No amounts were paid in 2007 in respect of the Board term for the period from May 2006 to May 2007.

Board members do not receive pension benefits and are not eligible to participate in any of our employee incentive programs.

7.3 Principles of Group Executive Committee compensation
The GNCC has structured the compensation for the members of the Group Executive Committee into three principal components (1) an annual base salary, (2) a short-term incentive and (3) a long-term incentive. In deciding the level of these components for each of the Group Executive Committee members, the GNCC reviews the components against pan-European benchmarks, and in the case of Veli-Matti Reinikkala, against U.S. top executive benchmarks provided by the Hay Group.

Short-term incentives for members of the Group Executive Committee are their annual bonuses. To align the performance expectations of these members with the development of ABB, these bonuses depend at least 50 percent on ABB's business performance during the preceding financial year. Resulting bonuses are paid in March each year after full-year results are announced. The CEO has a maximum bonus opportunity of 150 percent of his base salary. All other current Group Executive Committee members have a maximum bonus opportunity of 100 percent of their base salary.

ABB aligns the performance of the members of the Group Executive Committee with that of ABB on a longer-term basis by offering them the opportunity to participate in the Long-term Incentive Plan (LTIP). For further details about the LTIP see section 8.4. Some members of the Group Executive Committee have participated in the earlier launches of the MIP and when they do so, they are not eligible to participate in an LTIP launch for the same period.

Members of the Group Executive Committee also receive pension benefits. All members are insured in Switzerland in the ABB Pension Fund, the ABB Supplementary Insurance Plan, the Tödi Plan and the Tödi Foundation – TEDC Plan (the regulations are available under www.abbvorsorge.ch), with the exception of Veli-Matti Reinikkala, who is insured under the pension plan in Finland and the 401(k) plan in the U.S. The members receive pension contributions from ABB in accordance with the terms of their pension plans.

Group Executive Committee members receive customary additional benefits such as a company car, and accident, life, unemployment, social and health insurance compensation. In some cases, members receive contributions to children's education. Members are also eligible to participate in ESAP.

7.4 Details of Group Executive Committee compensation
The total compensation of each member of the Group Executive Committee is displayed in two parts: (1) total salary and non share-based compensation and (2) total share-based compensation. The total salary and non share-based compensation includes base salary, bonuses, pension contributions and certain other items as described more fully in the salary and non share-compensation table later in this section. The total share-based compensation includes all share-related grants to individuals. The valuation is based on the market price of the ABB Ltd share at the time of grant and for the LTIP grants assumes

100 percent vesting, although less than 100 percent may actually vest. Share-based compensation is described more fully in the share-based compensation table later in this section. The total compensation only includes compensation received by an individual in connection with his or her role as a member of the Group Executive Committee. The total compensation of members of the Group Executive Committee in 2007 is summarized below. The total compensation includes all forms of compensation (including social insurance and pension contributions) that were made to, or on behalf of, the members of the Group Executive Committee in 2007 but excludes share-based compensation, which is shown in a separate table below.

Group Executive Committee total compensation

Name	Function	Total salary and other non share-based compensation	Total share-based compensation	Total compensation
		(CHF)	(CHF)	(CHF)
Fred Kindle	President and Chief Executive Officer	3,926,255	5,545,689	9,471,944
Michel Demaré	Chief Financial Officer	1,980,964	3,289,469	5,270,433
Gary Steel	Head of Human Resources	1,784,766	2,472,964	4,257,730
Ulrich Spiesshofer	Head of Corporate Development	1,568,506	1,038,384	2,606,890
Diane de Saint Victor	General Counsel	1,371,821	3,053,627	4,425,448
Ravi Uppal	President Global Markets since July 1, 2007	507,109	–	507,109
Bernhard Jucker	Head of Power Products division	2,049,338	1,241,391	3,290,729
Peter Leupp	Head of Power Systems division	1,383,040	1,855,839	3,238,879
Tom Sjökvist	Head of Automation Products division	2,465,439	1,101,153	3,566,592
Veli-Matti Reinikkala	Head of Process Automation division	1,523,328	1,039,682	2,563,010
Anders Jonsson	Head of Robotics division	1,367,618	761,926	2,129,544
Dinesh Paliwal	President Global Markets and Technology until June 30, 2007	2,974,974	1,498,518	4,473,492
Total		**22,903,158**	**22,898,642**	**45,801,800**

Group Executive Committee salary and other non share-based compensation

Name	Base salary	Bonus	Additional compen-sation	Employers' pension contribu-tions	Costs of company car	Costs of health insurance	Costs of children's education	Employer social security payments	Total[1]
	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)
Fred Kindle	1,487,507	1,977,615		207,845	35,000	8,296		209,992	3,926,255
Michel Demaré	866,677	756,480		210,585	29,000	8,478	26,600	83,144	1,980,964
Gary Steel	736,668	654,264		224,356	27,000	8,970	62,000	71,508	1,784,766
Ulrich Spiesshofer	683,338	616,395		165,217	29,000	7,780		66,776	1,568,506
Diane de Saint Victor[2]	700,012		403,000	203,664		8,947		56,198	1,371,821
Ravi Uppal[3]	350,000			125,335		4,776		26,998	507,109
Bernhard Jucker	816,669	721,500		220,181	30,000	8,187		252,801	2,049,338
Peter Leupp	700,000	303,286		227,854	25,000	9,486		117,414	1,383,040
Tom Sjökvist[4]	716,674	689,150	474,830	244,279	30,000	8,354		302,152	2,465,439
Veli-Matti Reinikkala[5]	629,832	553,808	58,975	214,787	41,839	4,517		19,570	1,523,328
Anders Jonsson	545,007	319,800		215,003	27,000	9,091		251,717	1,367,618
Dinesh Paliwal[6]	427,386	1,454,086	165,630	743,916	13,496	17,823	73,317	79,320	2,974,974
Total	**8,659,770**	**8,046,384**	**1,102,435**	**3,003,022**	**287,335**	**104,705**	**161,917**	**1,537,590**	**22,903,158**

[1] The table above provides compensation amounts with respect to 2007 on a cash basis. Consequently, the table shows bonuses relating to 2006, paid in 2007, except for Dinesh Paliwal, whose bonus includes a pro rata share for 2007 (see note 6 below). The CEO has a maximum bonus opportunity of 150 percent of his base salary. All other Executive Committee members have a maximum bonus opportunity of 100 percent of their base salary. Accrued bonus at December 31, 2007, amounted to CHF 8,060,008. Bonus payments will be made in March 2008, after the 2007 financial results are published.

[2] Diane de Saint Victor received 250,000 euros as a sign-on bonus upon joining the company. This amount has been translated into Swiss francs using a rate of 1.612.

[3] Ravi Uppal was appointed to the Executive Committee effective July 1, 2007. Therefore the table shows his compensation from that date and excludes compensation he received during 2007 in respect of his previous role within ABB.

[4] Tom Sjökvist received additional compensation of CHF 474,830 upon reaching the age of 60, under an agreement entered prior to his becoming an Executive Committee member.

[5] Veli-Matti Reinikkala received his compensation and car benefits in U.S. dollars, which have been converted into Swiss francs using a rate of 1.1247 per U.S. dollar. He received his employer's pension contributions and health insurance benefits in euros, which have been converted into Swiss francs using a rate of 1.65528 per euro. His additional compensation was for relocation expenses, financial counseling and term life insurance premiums.

[6] Dinesh Paliwal left the company as of the end of June, 2007 and therefore received a pro rata share of his compensation for 2007, including an amount of CHF 480,121 in respect of his bonus 2007. He received his compensation in U.S. dollars, which has been converted into Swiss francs using a rate of 1.1247 per U.S. dollar. His additional compensation was for cost-of-living adjustments, financial counseling and term life insurance premiums.

Share-based compensation granted to members of the Group Executive Committee during 2007 is summarized in the table below. The vesting dates of the respective awards are listed in the footnotes to the table.

Name	Number of conditionally granted shares under the 2005 launch of LTIP[1]	Fair value LTIP 2005[2]	Number of conditionally granted shares under the 2006 launch of LTIP[3]	Fair value LTIP 2006[2]	Number of conditionally granted shares under the performance component of the 2007 launch of LTIP[4]	Number of conditionally granted shares under the co-investment component of the 2007 launch of LTIP[4]	Total fair value LTIP 2007[2]	Fair value of shares in respect of bonus[2][5]	Fair value of share-based award in lieu of certain pension arrangements[2][6]	Total fair value of share-based awards granted in 2007
		(CHF)		(CHF)			(CHF)	(CHF)	(CHF)	(CHF)
Fred Kindle					71,158	30,959	2,501,867	1,500,000	1,543,822	5,545,689
Michel Demaré					41,746	11,843	1,312,931		1,976,538	3,289,469
Gary Steel					35,105	10,243	1,111,026		1,361,938	2,472,964
Ulrich Spiesshofer					32,733	9,650	1,038,384			1,038,384
Diane de Saint Victor	59,150	1,197,788	41,526	840,902	33,207	8,219	1,014,937			3,053,627
Ravi Uppal[7]										0
Bernhard Jucker					39,374	11,295	1,241,391			1,241,391
Peter Leupp			41,526	840,902	33,207	8,219	1,014,937			1,855,839
Tom Sjökvist					34,156	10,789	1,101,153			1,101,153
Veli-Matti Reinikkala					33,022	9,414	1,039,682			1,039,682
Anders Jonsson					26,092	5,007	761,926			761,926
Dinesh Paliwal[8]					44,608	16,556	1,498,518			1,498,518
Total	**59,150**	**1,197,788**	**83,052**	**1,681,804**	**424,408**	**132,194**	**13,636,752**	**1,500,000**	**4,882,298**	**22,898,642**

Table title: Group Executive Committee share-based compensation

[1] Vesting date March 15, 2008.
[2] Fair value represents market value of the shares as per grant date of the respective award.
[3] Vesting date March 15, 2009. Includes a total of 16,478 shares deliverable under the co-investment component of the 2006 launch of LTIP.
[4] Vesting date March 15, 2010.
[5] In 2007, Fred Kindle was allocated an additional bonus for 2006 of CHF 1.5 million to be paid in the form of 63,966 shares. 31,983 shares were delivered in March 2007 and the remaining 31,983 shares will vest and be delivered in March 2008.
[6] In 2007, a total of 199,685 shares, vesting on March 1, 2010, were awarded to these individuals to compensate for a change in pension arrangements.
[7] The table excludes share-based compensation received by Ravi Uppal in connection with his previous role within ABB, prior to his becoming a member of the Executive Committee.
[8] Upon leaving the company, Dinesh Paliwal forfeited all unvested share-based awards.

In addition to the above awards, all members of the Group Executive Committee except for Ravi Uppal participated in the fourth launch of ESAP, which allows them to save over a 12-month period and, in November 2008, use their savings to acquire up to a maximum number of 280 or 290 shares (depending on the savings currency) at an exercise price of CHF 34.98.

In February 2008, the company announced that its CEO, Fred Kindle, is leaving the company. Mr. Kindle is entitled to salary, bonus and other benefits (including pension contributions and the payout of unused vacation days) up to the end of February 2009. If he does not find alternative employment prior to the end of February 2009, then the company will continue to pay an amount equal to the difference between 70 percent of his annual compensation (base salary and bonus) and his compensation from other employment, if any, during the 12 months ending in February 2010. Mr. Kindle will receive 304,711 shares that were previously granted but unvested in accordance with their scheduled vesting in March 2008. With respect to other share-based awards previously granted to Mr. Kindle and vesting in 2009 and 2010, Mr. Kindle will receive, in March 2008, 242,598 shares, representing a pro rata allocation (through February 28, 2009) of the shares he would otherwise have received at the end of the vesting periods of the respective awards.

7.5 Additional fees and remuneration

Other than as disclosed herein, in 2007, ABB did not pay any additional fees or remuneration to the members of the Board or the Group Executive Committee for services rendered to ABB. Also, in 2007 ABB did not pay any additional fees or remuneration, other than on market terms, to persons closely linked to a member of the Board or the Group Executive Committee for services rendered to ABB. "Persons closely linked" is understood to mean: (1) an individual's spouse, (2) an individual's children below the age of 18, (3) any persons living in the same household as an individual for at least 12 months, (4) any legal entities that are under the control of an individual or any of the persons mentioned under (1) to (3) above, and (5) any legal or natural person acting as an individual's fiduciary or the fiduciary of any of the persons mentioned under (1) to (4) above.

7.6 Loans and guarantees granted to members of the Board or Group Executive Committee

In 2007, ABB did not grant any loans or guarantees to its Board members or members of the Group Executive Committee or to persons closely linked to any of those members.

7.7 Severance provisions

Employment contracts for Group Executive Committee members contain notice periods of 12 months or less, during which they are entitled to running salaries and bonuses. In addition, if the company terminates the employment of a member of the Group Executive Committee and that member does not find alternative employment within their notice period that pays at least 70 percent of such member's annual compensation, then the Company will continue to pay compensation to that member for up to 12 additional months.

7.8 Compensation to former members of the Board and the Group Executive Committee

In 2007, ABB did not make any payments to a former member of the Board or the Group Executive Commtitee in connection with such member's role, or departure from the role, as a member of the Board or the Group Exeuctive Committee.

8. Employee participation programs

8.1 Incentive plans linked to ABB shares

In order to align its employees' interests with the business goals and financial results of the company, ABB operates a number of incentive plans, linked to ABB's shares, which are summarized below (for a more detailed description of each incentive plan, please refer to note 20 to ABB's consolidated financial statements contained in the "Financial review" part of this Annual Report).

8.2 ESAP

The ESAP is an employee stock-option plan with a savings feature. Employees save over a 12-month period, by way of monthly salary deductions. The maximum monthly savings amount is the lower of 10 percent of gross monthly salary or the local currency equivalent of CHF 750. At the end of the savings period, employees choose whether to exercise their stock options to buy ABB shares (ADS in the case of employees in the U.S.) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest.

The maximum number of shares that each employee can purchase has been determined based on the exercise price and the aggregate savings for the 12-month period, increased by 10 percent to allow for currency fluctuations. If, at the exercise date, the balance of savings plus interest exceeds the maximum amount of cash the employee must pay to fully exercise their stock options, the excess funds will be returned to the employee. If the balance of savings and interest is insufficient to permit the employee to fully exercise their stock options, the employee has the choice, but not the obligation, to make an additional payment so that they may fully exercise their stock options.

If an employee ceases to be employed by ABB, the accumulated savings as of the date of cessation of employment will be returned to the employee and the employee's right to exercise their stock options will be forfeited. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

The exercise price per share and ADS of CHF 34.98 and $29.78, respectively, for the 2007 grant, was determined using the closing price of the ABB share on the SWX Swiss Exchange (virt-x) and ADS on the New York Stock Exchange on the grant date.

8.3 MIP

ABB maintains an MIP under which it offers stock warrants, options and warrant appreciation rights (WARs) to key employees for no consideration.

The warrants and options granted under the MIP allow participants to purchase shares of ABB at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SWX Swiss Exchange, which facilitates pricing and transferability of warrants granted under the MIP. The options entitle the holder to request that a third-party bank purchase such options at the market price of equivalent warrants listed by the third-party bank in connection with that MIP launch. If the participant elects to sell the warrants or options, the instruments will then be held by a third party and, consequently, ABB's obligation to deliver shares will be to this third party. Each WAR gives the participant the right to receive, in cash, the market price of the equivalent listed warrant on the date of exercise of the WAR. The WARs are non transferable.

Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances, such as death or disability. All warrants, options and WARs expire six years from the date of grant.

The details of the various unexpired grants as at December 31, 2007, are as follows:

Grant	Warrant exercise price in CHF	Subscription ratio
December 2003	7.00	5:1
December 2004	7.50	5:1
February 2006	15.30	5:1
May 2007	26.00	5:1

8.4 LTIP

ABB has an LTIP for members of its Group Executive Committee and certain other executives (each an eligible participant). The LTIP involves annual conditional grants of ABB's stock and, as of the 2006 launch, contains a co-investment component, in addition to the share-price performance component existing in the previous launches.

Under the share-price performance component, the value of the number of shares conditionally granted equals a certain percentage of the eligible participant's base salary at the date of grant. For members of the Group Executive Committee, these percentages were 150 percent in 2005 (prior to the introduction of the co-investment component) and 100 percent as from 2006. The number of shares granted usually is adjusted downward for individuals who become eligible participants after the initial grant date. The actual number of shares that each eligible participant will receive free of charge at a future date is dependent on (1) the performance of ABB shares during a defined period (evaluation period) compared to those of a selected peer group of publicly listed multinational companies and (2) the term of service of the respective eligible participants in that capacity during the evaluation period. The actual number of shares received after the evaluation period cannot exceed 100 percent of the conditional grant.

The performance of ABB compared to its peers over the evaluation period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB share price over the evaluation period and an average annual dividend yield percentage (ABB's performance).

In order for shares to vest, ABB's performance over the evaluation period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered will be dependent on ABB's ranking in comparison with the defined peers. The full amount of the conditional grant will vest if ABB's performance is better than three-quarters of the defined peers'.

Under the co-investment component of the LTIP, each eligible participant is invited to deposit a number of ABB shares, up to an individually defined maximum number of shares. If at the end of the evaluation period the individual remains an eligible participant and the owner of such shares, then ABB will deliver free of charge to the eligible participant a matching number of shares.

The details of the various unexpired launches as at December 31, 2007, are as follows:

Launch year	Evaluation period	Reference price (in CHF)
2005	March 15, 2005,	
	to March 15, 2008	7.15
2006	March 15, 2006,	
	to March 15, 2009	15.48
2007	March 15, 2007,	
	to March 15, 2010	21.08

The exact number of shares to be received for the 2005, the 2006 and the 2007 launches will be known only in March 2008, 2009 and 2010, respectively.

9. ABB shareholdings of members of the Board and the Group Executive Committee

9.1 Board ownership of ABB shares and options

The table below shows the number of ABB shares held by each Board member as of December 31, 2007:

Board shareholdings	Total number of shares held at December 31, 2007[1]
Hubertus von Grünberg	6,779
Roger Agnelli	134,482
Louis R. Hughes	59,751
Hans Ulrich Märki	304,051
Michel de Rosen	90,115
Michael Treschow	71,007
Bernd W. Voss	137,807
Jacob Wallenberg[2]	146,724
Total	**950,716**

[1] Includes a total of 814,657 shares paid as compensation to Board members in current and prior years and currently blocked in accordance with the terms of the Board compensation.

[2] Share amounts provided in this table do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman.

Except as described in this section 9.1, as of December 31, 2007, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

9.2 Group Executive Committee ownership of ABB shares and options

As of December 31, 2007, the members of the Group Executive Committee held the following numbers of shares (or ADSs representing such shares), the conditional rights to receive ABB shares under the LTIP, warrants or options (either vested or unvested as indicated) under the MIP and unvested shares in respect of bonus and/or pension arrangements:

Group Executive Committee shareholdings, warrant holdings and option holdings

Name	Total number of shares held[2]	Unvested at December 31, 2007[1]								
		Number of conditionally granted shares under the 2005 launch of the LTIP	Number of conditionally granted shares under the 2006 launch of the LTIP	Number of matching shares deliverable under the 2006 co-investment portion of LTIP	Number of conditionally granted shares under the 2007 launch of the LTIP	Number of matching shares deliverable under the 2007 co-investment portion of LTIP	Number of warrants/options held under the MIP[3]	Number of warrants/options held under the MIP[3]	Shares in respect of bonus 2006	Shares in lieu of pension arrangements
		(vesting 2008)	(vesting 2009)	(vesting 2009)	(vesting 2010)	(vesting 2010)	2006 grant (vesting 2009)	2007 grant (vesting 2010)	(vesting 2008)	(vesting 2010)
Fred Kindle	165,453	272,728	92,055	40,115	71,158	30,959			31,983	63,142
Michel Demaré[4]	62,961	157,343	51,680	15,014	41,746	11,843				80,840
Gary Steel	51,120	146,854	46,512	13,416	35,105	10,243				55,703
Ulrich Spiesshofer	25,330	107,955	41,990	13,372	32,733	9,650				
Diane de Saint Victor	20,000	59,150	33,287	8,239	33,207	8,219				
Ravi Uppal	30,717							237,220		
Bernhard Jucker	31,375		48,450	8,595	39,374	11,295				
Peter Leupp	32,988		33,287	8,239	33,207	8,219				
Tom Sjökvist[5]	40,011		45,220	12,451	34,156	10,789				
Veli-Matti Reinikkala	22,538		43,001	5,680	33,022	9,414				
Anders Jonsson[6]	67,291		33,592	3,603	26,092	5,007	100,000	96,300		
Total	**549,784**	**744,030**	**469,074**	**128,724**	**379,800**	**115,638**	**100,000**	**333,520**	**31,983**	**199,685**

[1] Excluded on the grounds of immateriality are unvested shares in respect of the fourth launch of ESAP. For details, see note 20 to ABB's consolidated financial statements contained in the "Financial review" part of this Annual Report.
[2] Includes shares deposited as match for the co-investment portion of the LTIP. These shares may be sold/transferred but then the corresponding number of co-investment shares would be forfeited.
[3] Warrants/options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.
[4] Total number of shares held includes 500 shares held jointly with spouse.
[5] Total number of shares held includes 7,560 shares held by spouse or child.
[6] Total number of shares held includes 55,529 shares held by or jointly with spouse. The warrants vesting in 2009 and 2010 were received by Anders Jonsson's spouse in connection with her role as an ABB employee.

Furthermore, as of December 31, 2007, the following members of the Group Executive Committee held WARs that when exercised entitle the holder to receive in cash the market value of the equivalent listed warrant at the time of exercise.

Group Executive Committee warrant appreciation rights holdings

	Number of fully vested WARs held under the MIP		Number of unvested WARs held under the MIP
	2003 grant	2004 grant	2006 grant (vesting 2009)
Ravi Uppal		275,000	375,000
Bernhard Jucker			375,000
Peter Leupp	62,500	225,000	375,000
Tom Sjökvist			375,000
Veli-Matti Reinikkala	75,000	312,500	375,000
Anders Jonsson			375,000
Total	**137,500**	**812,500**	**2,250,000**

Except as described in this section 9.2, as of December 31, 2007, no member of the Group Executive Committee and no person closely linked to a member of the Group Executive Committee held any shares of ABB or options in ABB shares.

9.3 Total shareholdings of ABB shares and options

As of December 31, 2007, the members of our Board and Group Executive Committee owned less than 1 percent of the company's total shares outstanding.

10. Duty to make a public tender offer

ABB's Articles of Incorporation do not contain any provisions raising the threshold (opting-up) or waiving the duty (opting-out) to make a public tender offer pursuant to article 32 of the Swiss Stock Exchange and Securities Trading Act.

11. Change of control provisions

None of ABB's Board members, Group Executive Committee members or members of senior management receive "golden parachutes" or other special benefits in the event of a change of control.

12. Auditors

12.1 Group auditors and special auditors

Ernst & Young is the Group and statutory auditor of ABB. OBT has been elected as special auditor to issue special review reports required in connection with changes in ABB's share capital.

12.2 Duration of the mandate and term of office of the Group auditor

Ernst & Young assumed the existing auditing mandate as auditor of the ABB Group in 1994. The head auditor responsible for the mandate, Charles Barone, began serving in this function in May 2003.

12.3 Auditing and additional fees paid to Group auditor

The audit fees charged by Ernst & Young for the legally prescribed audit amounted to approximately $25.8 million in 2007. Audit services are defined as the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on the consolidated financial statements of ABB and to issue an opinion on the local statutory financial statements.

This classification may also include services that can be provided only by the Group auditor, such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

In addition, Ernst & Young charged approximately $10.2 million for non-audit services performed during 2007. Non-audit services include primarily accounting consultations and audits in connection with divestments, audits of pension and benefit plans, accounting advisory services, tax compliance and other tax services. In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, ABB has, on a global basis, a process for the review and pre-approval of audit and non-audit services to be performed by Ernst & Young.

12.4 Supervisory and control instruments vis-à-vis the Group auditors

The FACC prepares proposals for the Board for the appointment and removal of the external auditors. The FACC is also responsible for supervising the external auditors to ensure their qualifications, independence and performance. It meets regularly with the external auditors to obtain reports about the results of their audit procedures. The FACC reports the material elements of its supervision of the external auditors to the Board.

13. Information policy

ABB, as a publicly traded company, is committed to communicating in a timely and consistent way to shareholders, potential investors, financial analysts, customers, suppliers, the media and other interested parties. ABB is required to disseminate material information pertaining to its businesses in a manner that complies with its obligations under the rules of the stock exchanges where its shares are listed and traded.

ABB publishes an Annual Report consisting of two volumes, (1) an "Operational and financial review" and (2) a "Sustainability review." The "Operational and financial review" provides information on human resources, technology, audited financial statements, business results and corporate governance. The "Sustainability review" provides information on the company's performance in environmental management, social responsibility and employee health and safety.

Apart from this Annual Report, ABB also submits an annual report on Form 20-F to the SEC. In addition, ABB publishes its results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the stock exchanges on which its shares are listed and traded. Press releases relating to financial results and material events are also filed with the SEC on Form 6-K. An archive containing Annual Reports, Form 20-F reports, quarterly results releases and related presentations can be found on the ABB Web site at www.abb.com/investorrelations. The quarterly results press releases contain unaudited financial statements prepared in accordance with U.S. GAAP.

ABB's official means of communication is the Swiss Official Gazette of Commerce (www.shab.ch). The invitation to the company's annual general meeting is sent to registered shareholders by mail.

Inquiries may also be made to ABB Investor Relations:
Telephone: +41 (0)43 317 7111
Fax: +41 (0)44 311 9817

ABB's Web site is: www.abb.com

14. Further information on corporate governance

The list below contains references to additional information concerning the corporate governance of ABB, which can be accessed in the corporate governance section at: www.abb.com/investorrelations

- Articles of Incorporation
- Regulations of the Board
- CVs of the Board members
- CVs of the Group Executive Committee members
- Regulations of the Governance, Nomination and Compensation Committee
- Regulations of the Finance, Audit and Compliance Committee
- ABB Code of Conduct
- Comparison of ABB's corporate governance practices with the New York Stock Exchange rules

Table of contents

Operating and financial review and prospects

About ABB

ABB is a global leader in power and automation technologies that improve performance and lower environmental impact for our utility and industrial customers. We provide a broad range of products, systems, solutions and services that improve power grid reliability, increase industrial productivity and enhance energy efficiency. Our focus on power transmission, distribution and power-plant automation serves electric, gas and water utilities, as well as industrial and commercial customers. We also deliver automation systems that measure, control, protect and optimize plant applications across a full range of industries. As of December 31, 2007, we employed approximately 112,000 people.

History of the ABB Group

The ABB Group was formed in 1988 through a merger between Asea AB and BBC Brown Boveri AG. Initially founded in 1883, Asea AB was a major participant in the introduction of electricity into Swedish homes and businesses and in the development of Sweden's railway network. In the 1940s and 1950s, Asea AB expanded into the power, mining and steel industries. Brown Boveri and Cie. (later renamed BBC Brown Boveri AG) was formed in Switzerland in 1891 and initially specialized in power generation and turbines. In the early to mid 1900s, it expanded its operations throughout Europe and broadened its business operations to include a wide range of electrical engineering activities.

In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to the newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly owned subsidiaries of ABB Ltd and are no longer publicly traded. ABB Ltd shares are currently listed on the SWX Swiss Exchange (traded on virt-x), the Stockholm Stock Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational structure

Our business is international in scope and we generate revenues in numerous currencies. We operate in approximately 100 countries, and have structured our global organization into four regions: Europe; the Americas; Asia and the Middle East and Africa (MEA). We are headquartered in Zurich, Switzerland.

We manage our business based on a divisional structure. Our core business comprises five divisions: Power Products; Power Systems; Automation Products; Process Automation and Robotics.

In addition, certain of our operations that are not integral to our focus on power and automation technologies and that we are considering for sale, winding down or otherwise exiting are classified as Non-core and Other, as are our corporate real estate activities. Corporate comprises headquarters and stewardship, corporate research and development (R&D) and other activities.

Our business divisions

Power Products

Our Power Products division is a leading supplier of transmission and distribution products and services, serving electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products and services for power transmission and distribution. It had approximately 32,000 employees as of December 31, 2007 and generated $9.8 billion in revenues in 2007.

The division manufactures and sells a broad range of power products, such as high- and medium-voltage switchgear and apparatus, circuit breakers for various current and voltage levels and power and distribution transformers. The division's primary customers are utilities, distributors, wholesalers, installers and original equipment manufacturers (OEMs) in the utilities, transportation and power-generation industries.

Power Systems

Our Power Systems division is a market leader in the engineering of grid systems, power generation systems, network management solutions and substations. The division generated revenues of $5.8 billion in 2007 and had approximately 14,200 employees as of December 31, 2007. Power Systems deliverables include network management, utility communication, transmission and distribution substations, flexible alternating current transmission systems (FACTS), high-voltage direct current (HVDC) systems and automation and electrical solutions for power plants. This division also offers automation, control and protection systems and related services for power transmission and distribution networks, power plants and water pumping stations. Our FACTS and HVDC businesses offer technologically advanced solutions designed to increase transmission capacity and stability in power networks and are supported by our power semiconductor and cable factories. This division sells primarily to utilities and power generation industries.

Automation Products

Our Automation Products division manufactures approximately 170,000 different products and has more than 100 manufacturing sites in 50 countries creating products that improve plant and building performance. This business employed approximately 33,000 people worldwide as of December 31, 2007 and generated $8.6 billion in revenues in 2007, with sales activities in more than 100 countries.

The Automation Products division offers a wide range of products and services including low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators and power electronics systems. All these products help customers to improve productivity, save energy and increase safety. Key applications include power distribution, protection and control, energy conversion, data acquisition and processing and actuation. The majority of these products is used for industrial applications, but also in buildings and in markets such as utilities and rail transportation.

More than one million products are shipped daily to channel partners and end-user customers. The large majority of revenues come from sales through channel partners such as distributors, wholesalers, machine builders, OEMs, system integrators and electrical panel builders.

Process Automation

Our Process Automation division's products, systems and services give our customers control-system and plant-optimization solutions and feature industry-specific application knowledge. The division had approximately 26,100 employees as of December 31, 2007 and generated revenues of $6.4 billion in 2007.

The division delivers industry-specific solutions for plant automation and electrification, energy management, process and asset optimization, analytical measurement and telecommunication. Markets served include oil and gas, metals and minerals, pulp and paper, chemicals and pharmaceuticals. For product life cycle support, we offer field services, spare parts, remote monitoring, training and upgrades. For asset optimization we offer services for engineering, design, consulting, compliance, validation, benchmarking, plant performance improvement, safety and hazardous operation analysis and reliability analysis. Using our full service program we also offer plant-wide, performance-based maintenance contracts, which provide customers an opportunity to outsource their plant maintenance programs to us.

The Process Automation division also delivers specialized solutions for turbo charging, as well as propulsion and electrification systems for the marine industry. In addition, the division delivers stand-alone control system products sold through distributors, system integrators and OEMs.

Robotics

Our Robotics division offers robots, services and modular manufacturing solutions for use in assembly, finishing and machine tending. Key markets include the automotive and manufacturing industries, in addition to applications in foundry, packaging and material handling. The division develops standardized manufacturing cells for machine tending, welding, cutting, painting and finishing and provides packaged systems to automobile manufacturers for press automation, paint process automation, body-in-white systems (automation systems for adding components to automobile bodies) and power train assembly. The division had approximately 4,900 employees as of December 31, 2007 and generated $1.4 billion of revenues in 2007.

Non-core and Other

In 2007, we continued to wind down our Non-core portfolio with the divestment of our equity investments in power plants in Morocco and India. As of December 31, 2007, Non-core and Other mainly consisted of real estate management activities and three equity investments in Colombia, Ivory Coast and South Africa that are being considered for sale. Non-core and Other generated revenues in 2007 of approximately $0.4 billion and had approximately 330 employees as of December 31, 2007.

Corporate

Corporate comprises headquarters and stewardship activities, R&D activities and other activities. Corporate had approximately 1,360 employees as of December 31, 2007.

Headquarters and stewardship activities include the operations of our corporate headquarters in Zurich, Switzerland, as well as corresponding subsidiary operations in various countries. These activities cover staff functions with group-wide responsibilities, such as accounting and financial reporting, corporate finance and taxes, planning and controlling, internal audit, legal affairs and compliance, risk management and insurance, corporate communications, information systems, investor relations and human resources.

Our R&D activities primarily include the operation of two global research laboratories, one focused on power technologies and the other focused on automation technologies, which both work on technologies relevant to the future of our five core divisions. Each laboratory works on new and emerging technologies and collaborates with universities and other external partners to support our divisions in advancing relevant technologies and in developing cross-divisional technology platforms. We have research operations in eight countries: the United

States of America (United States); Sweden; Switzerland; Poland; China; Germany; Norway and India.

Application of critical accounting policies

General

We prepare our Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: costs expected to be incurred to complete projects; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; income tax related expenses and accruals; provisions for restructuring; gross profit margins on long-term construction-type contracts; pensions and other postretirement benefit assumptions and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We also deem an accounting policy to be critical when the application of such policy is essential to our ongoing operations. We believe the following critical accounting policies reflect significant estimates and assumptions that we use in preparing our Consolidated Financial Statements. These policies should be considered when reading our Consolidated Financial Statements.

Revenues and cost of sales recognition

We generally recognize revenues when persuasive evidence of an arrangement exists to sell products and/or services, the price is fixed or determinable, collectibility is reasonably assured and upon transfer of title, including the risks and rewards of ownership, or upon the rendering of services.

When multiple elements, such as products and services, are contained in a single arrangement or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value or according to the residual method should no evidence for the fair value of the delivered item be available, provided that such element meets the criteria for treatment as a separate unit of accounting. The allocation of the sales price between delivered elements and undelivered elements might affect the amount of revenue recorded in certain periods, but would not change the total revenue recognized on the contract.

Revenues from contracts that contain customer acceptance provisions are deferred, in whole or in part, until customer acceptance occurs, or we have demonstrated the customer-specified objective criteria are satisfied or the contractual acceptance period has lapsed.

These revenue recognition methods require the collectibility of the revenues recognized to be reasonably assured. When recording the respective accounts receivable, allowances are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. The risk remains that a different number of defaults will occur than originally estimated. As such, the amount of revenues recognized might exceed or fall below that which will be collected, resulting in a change in earnings in the future. The risk of deterioration is likely to increase during periods of significant negative industry or economic trends.

Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting pursuant to Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1). We principally use the cost-to-cost or delivery events method to measure progress towards completion on contracts. Management determines the method used by type of contract based on its judgment as to which method best measures progress towards completion on contracts.

The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease. This risk increases if the duration of a contract increases or if the project is a fixed-price turnkey project, because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

- unanticipated technical problems with equipment supplied or developed by us which may require that we incur additional costs for us to remedy;
- changes in the cost of components, materials or labor;

- difficulties in obtaining required governmental permits or approvals;
- project modifications creating unanticipated costs;
- suppliers' or subcontractors' failure to perform;
- penalties incurred as a result of not completing portions of the project in accordance with agreed upon time limits and
- delays caused by unexpected conditions or events.

Changes in our initial assumptions, which we review on a regular basis between balance sheet dates, may result in revisions to estimated costs, current earnings and anticipated earnings. We recognize these changes in the period in which the changes in estimates are determined. By recognizing changes in estimates cumulatively, recorded revenue and costs to date reflect the current estimates of the stage of completion of each project. Additionally, losses on long-term contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

Short-term construction-type contracts or long-term contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful are accounted for under the completed-contract method as required by SOP 81-1. Revenues under the completed-contract method are recognized upon substantial completion that is acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

As a result of the above policies, judgment in the selection and application of revenue recognition methods must be made.

Accounting for discontinued operations

In accordance with our strategy, we have sold and plan to sell certain businesses that are not part of our core business. Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, when certain criteria are met. The purpose of SFAS 144 is to allow historically comparable data to be available to investors without the distortions created by divestments or the closure or abandonment of businesses, thereby improving the predictive value of financial statements. SFAS 144 requires the revenues and results, net of taxes, of certain divestments and abandonments, to be classified as discontinued operations below income from continuing operations in our Consolidated Income Statements and requires the related assets and liabilities to be classified as assets or liabilities held for sale and in discontinued operations in our Consolidated Balance Sheets.

In order to classify a business as a discontinued operation, SFAS 144 requires certain criteria be met. In certain cases, significant interpretation is required to determine the appropriate classification. Changes in plans regarding the sale of a business may affect our interpretation as to whether a business should be classified as a discontinued operation. Reclassification to or from discontinued operations may have a material impact on our income from continuing operations and the individual components thereof.

In the Consolidated Statements of Cash Flows, we have included the businesses classified as discontinued operations together with continuing operations in the individual line items within cash from operating, investing and financing activities, as permitted by U.S. GAAP.

For a more detailed description of our discontinued operations, see "Discontinued operations" and "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Goodwill and other intangible assets

We review goodwill for impairment annually as of October 1 and additionally whenever events or changes in circumstances indicate the carrying value of an intangible asset may not be recoverable in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 142 requires that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units represent the reportable segments identified in "Note 24 Operating segment and geographic data" to our Consolidated Financial Statements, except in our Power Products and Process Automation divisions where our reporting units are represented by the level below these reportable segments. We use a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

We review intangible assets in accordance with SFAS 144 and accordingly test for impairment upon the occurrence of certain triggering events, such as a decision to divest a business or projected losses of an entity.

Cash flow models used in evaluating impairments are dependent on a number of factors including estimates of future cash flows and other variables and require that we make significant estimates and judgments, involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. Further, discount rates used in the discounted cash flow model to calculate the fair value require the determination of variables such as the risk free rate and the equity market risk premium. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. Additionally, we consider our market capitalization on the date we perform the analysis.

We record any related impairment charge in other income (expense), net, in our Consolidated Income Statement, unless it is related to a discontinued operation, in which case the charge is recorded in income (loss) from discontinued operations, net of tax.

Pension and postretirement benefits

As more fully described in "Note 19 Employee benefits" to our Consolidated Financial Statements, we operate pension plans that cover a large percentage of our employees. We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. Under U.S. GAAP we are required to consider current market conditions in selecting these assumptions. In particular the discount rates are reviewed annually based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rates result in an increase in the projected benefit obligation and in pension costs.

Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense for pension and other postretirement benefit obligations in future periods.

The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions regarding rates, does not represent a mandatory short-term cash obligation. Instead, the funded status of a pension plan is the difference between the projected benefit obligation to employees (PBO) and the fair value of the plan assets. The funded status of our pension plans as of December 31, 2007, was $22 million overfunded compared to an underfunding as of December 31, 2006, of $115 million. Our other postretirement plans were underfunded by $215 million and $222 million as of December 31, 2007 and 2006, respectively.

The amount of pension and other postretirement plan liabilities at December 31, 2007 and 2006, recognized in accumulated other comprehensive loss, net of tax, was $486 million and $629 million, respectively.

We made non-cash contributions of $49 million and $449 million of available-for-sale debt securities to certain of our pension plans in Germany in 2007 and 2006, respectively. We also made cash contributions of $248 million and $199 million to other pension plans and $12 million and $18 million to other benefit plans during 2007 and 2006, respectively. We anticipate contributing a total of approximately $200 million to our pension plans and $18 million to our postretirement benefit plans, respectively, in 2008, to meet minimum statutory requirements. We may make additional discretionary pension contributions during 2008.

At December 31, 2007 and 2006, in accordance with SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 123(R)* (SFAS 158), we recorded in our Consolidated Balance Sheets a prepaid asset of $380 million and $373 million, respectively and a non-current liability of $631 million and $809 million, respectively. At December 31, 2007 and 2006, we recorded in our Consolidated Balance Sheets current accrued pension costs of $22 million and $13 million, respectively, in relation to pension benefits and $18 million and $18 million, respectively, in relation to other benefits. Additionally, at December 31, 2007 and 2006, we recorded in our Consolidated Balance Sheets non-current accrued pension costs of $335 million and $473 million, respectively, in relation to pension benefits and $197 million and $204 million, respectively, in relation to other benefits.

The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.5 percent in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2007 by approximately $45 million.

Holding all other assumptions constant, a 0.25 percentage point decrease in the discount rate would have increased the PBO related to our pension plans by approximately $260 million, while a 0.25 percentage point increase in the discount rate would have decreased the PBO related to our pension plans by approximately $252 million.

The determination of pension expense and pension funding is based on a variety of rules and regulations. Changes in these rules and regulations could impact the calculation of pension plan liabilities and the valuation of pension plan assets. They may also result in higher pension costs, additional financial statement disclosure and accelerate and increase the need to fund our pension plans. There are currently a number of legislative proposals being considered that, if enacted, would change the current rules. Most of these proposals would accelerate the pension funding as compared to the funding under existing rules.

We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 10.72 percent per annum for 2008, gradually declining to 4.96 percent per annum by 2017 and to remain at that level thereafter.

Taxes

In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within provision for taxes in the Consolidated Income Statements unless the change relates to discontinued operations, in which case the change is recorded in income (loss) from discontinued operations, net of tax. Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to the actual taxable income, may affect these estimates.

We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies, including potential tax audits, on the basis of the technical merits of the contingency, including applicable tax law, Organisation for Economic Co-operation and Development (OECD) guidelines and our best knowledge of the facts and circumstances. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

With the introduction of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) as of January 1, 2007, accounting for tax contingencies requires that an estimated loss from a contingency be accrued as a charge to income if it is more likely than not that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The required amount of provisions for contingencies of any type may change in the future due to new developments.

Consolidation

We evaluate our investments in operating companies, joint ventures and other types of investments to determine whether consolidation or the cost or equity method of accounting is appropriate. This determination is based upon our ability to retain and exercise control through our decision-making powers and our ability to exercise significant influence over the entity, as well as our ownership interests in the entity.

Material changes in our ability to retain control and exercise significant influence over an entity could change the accounting method between consolidation or the cost or equity methods, which could have a material impact on our Consolidated Financial Statements.

Additionally, pursuant to FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51* (FIN 46) and revised Interpretation No. 46 (FIN 46(R)), we consolidate our interest in variable interest entities (VIEs) if we are considered the primary beneficiary. For those VIEs where we are not the primary beneficiary, we apply our existing consolidation policies in accordance with U.S. GAAP.

In determining the primary beneficiary of a VIE, we are required to make projections of expected losses and expected residual returns to be generated by that VIE. These projections require us to use assumptions, including assumptions regarding the probability of cash flows. Expected losses and expected residual returns materially different from those projected could result in the identification of another entity as the primary beneficiary. A change in the contractual arrangements or ownership between the parties involved in the VIE could have an impact on our determination of the primary beneficiary, which in turn could have a material impact on our Consolidated Financial Statements.

Contingencies

As more fully described in the Section below entitled "Contingencies and retained liabilities" and in "Note 16 Commitments and contingencies" to our Consolidated Financial Statements, we are subject to proceedings, lawsuits and other claims and inquiries, environmental, labor, product, regulatory and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

We provide for anticipated costs for warranties when we recognize revenues on the related products or contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in our products. Although we generally make assessments on an overall, statistical basis, we make individual assessments on contracts with risks resulting from order-specific conditions or guarantees. There is a risk that actual warranty costs may exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

New accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications (excluding requirements of other standards) and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. In February 2008, the FASB issued Staff Position FSP No. 157-b, *the Effective Date of FASB Statement No. 157* (FSP 157-b). FSP 157-b delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009. We are currently evaluating the impact of adopting SFAS 157 on our fair value measurements with respect to those nonfinancial assets and nonfinancial liabilities that are subject to delayed application under FSP 157-b. With respect to fair value measurement of financial instruments, the adoption of SFAS 157 is not expected to have a significant impact on our Consolidated Financial Statements. However, the resulting fair values calculated under SFAS 157 after adoption may be different than the fair values that would have been calculated under previous guidance.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement. SFAS 159 is effective for us as of the beginning of the first quarter of 2009. We will consider the adoption of SFAS 159 for new financial transactions entered into after December 31, 2007.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* (SFAS 160) and revised Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141(R)). The statements require most assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at full fair value and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for us in 2009 and earlier adoption is prohibited. We will apply SFAS 141(R) to business combinations occurring after the effective date. SFAS 160 will be applied prospectively, with the exception of the presentation and disclosure requirements which will be made on a retrospective basis, to all noncontrolling interests, including any that arose before the effective date. After adoption, noncontrolling interests of $592 million and $451 million in 2007 and 2006, respectively, will be classified as a part of stockholders' equity. Income attributable to minority interest of $244 million and $179 million in 2007 and 2006, respectively, will be excluded from net income, although such income will continue to be deducted to calculate earnings per share. Purchases and sales of minority interest will be reported in equity.

Acquisitions, investments and divestitures

Acquisitions and investments

During 2007, 2006 and 2005, we invested $54 million, $3 million and $27 million, respecitvely, in 14, 11 and 22 new businesses, joint ventures or affiliated companies, respectively.

Divestitures of businesses, joint ventures and affiliated companies

In 2007, 2006 and 2005, we received (paid) cash, net of cash disposed, from sales of businesses, joint ventures and affiliated companies of $1,142 million, $27 million and ($97) million, respectively. In relation to these transactions, we recognized gains in 2007, 2006 and 2005, within other income (expense), net, of $11 million, $3 million and $20 million, respectively. We also recognized gains and losses related to the sale of operations in 2007, 2006 and 2005, within income (loss) from discontinued operations, net of tax, of $530 million, ($83) million and ($16) million, respectively.

Divestitures in 2007

In November 2007, we completed the sale of Lummus Global (Lummus) to Chicago Bridge & Iron Company (CB&I). ABB received net cash proceeds of approximately $810 million. Lummus had revenues of $985 million and $929 million for the years ended December 31, 2006 and 2005, respectively. Income for 2006 and 2005 was $9 million and $36 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Up to the divestment date in 2007, Lummus had revenues of $870 million and income of $9 million, recorded in income (loss) from discontinued operations, net of tax. We had a gain on the sale of Lummus of $530 million, recorded in income (loss) from discontinued operations, net of tax.

In April 2007, we completed the sale of our Building Systems business in Germany, which was reported in discontinued operations. The business had revenues of $286 million and $354 million for the years ended December 31, 2006 and 2005, respectively. Losses for 2006 and 2005 were $65 million and $20 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Of the loss reported for 2006, $67 million was an impairment charge based upon the proceeds which were expected from the sale of the business. Up to the divestment date in 2007, the business had revenues of $47 million and a loss of $2 million, recorded in income (loss) from discontinued operations, net of tax.

In May 2007, we completed the sale of our stake in Jorf Lasfar Energy Company S.C.A. (Jorf Lasfar), a power plant based in Morocco and our stake in S.T.CMS Electric Company Private Limited (Neyveli), a power plant in India. Our share of the pre-tax earnings of Jorf Lasfar was $21 million, $67 million and $62 million for the years ended December 31, 2007, 2006 and 2005, respectively. Our share of the pre-tax earnings of Neyveli for the years ended December 31, 2007, 2006 and 2005, was $4 million, $9 million and $23 million, respectively. The transaction resulted in a gain of approximately $38 million which is included in continuing operations.

In 2007, we sold our Power Lines businesses in Brazil and Mexico for a sales price of $20 million and a gain of $0 million. These businesses had revenues of $80 million and $84 million and income (loss) of ($4) million and $3 million for the years ended December 31, 2006 and 2005, respectively. Income (loss) in 2006 and 2005 was recorded in income (loss) from discontinued operations, net of tax. Up to the divestment date in 2007, these businesses had revenues of $39 million and reported a loss of $3 million recorded in income (loss) from discontinued operations, net of tax.

Divestitures in 2006

In December 2006, we sold our Cable business in Ireland. The business had revenues of $95 million and $76 million for the years ended December 31, 2006 and 2005, respectively. Loss for 2006 and 2005 was ... tinued operations, net of tax. The majority of the $48 million loss reported in 2006 related to the sale of the business.

In 2006, we sold our Power Lines businesses in Venezuela and South Africa. These businesses had revenues of $8 million and $18 million and a loss of ($1) million and $0 million for the years ended December 31, 2006 and, 2005, respectively, recorded in income (loss) from discontinued operations, net of tax.

Divestitures in 2005

In November 2005, we completed the sale of our remaining Structured Finance business by divesting our Lease Portfolio business in Finland. At the time of sale, the Lease Portfolio business held lease and loan financial receivables of approximately $300 million and was the last remaining major entity of our Structured Finance business. We recorded a loss of $28 million in income (loss) from discontinued operations, net of tax, principally related to the loss on the sale of the business.

In 2005, we sold our Control Valves business in Japan. This business had revenues of $26 million as well as income of $15 million recorded in income (loss) from discontinued operations, net of tax, in 2005. The income in 2005 includes $14 million related to the gain on the sale of the business, recorded in income (loss) from discontinued operations, net of tax.

In 2005, we completed the sale of our Foundry business. The business had revenues of $41 million in 2005 and a loss of $1 million recorded in income (loss) from discontinued operations, net of tax.

In 2005, we completed the sale of our Power Lines businesses in Nigeria, Italy and Germany. These businesses had revenues of $27 million and a loss of $12 million in 2005, recorded in income (loss) from discontinued operations, net of tax.

In 2005, we also sold our equity interest in the Termobahia power project in Brazil for $46 million and recorded a loss in other income (expense), net, of $4 million related to this investment.

Exchange rates

We report our financial results in U.S. dollars (USD or $). A significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies due to our global operations. As a consequence, movements in exchange rates between currencies may affect:

- our profitability;
- the comparability of our results between periods and
- the carrying value of our assets and liabilities.

We translate non-USD denominated results of operations, assets and liabilities to USD in our Consolidated Financial Statements. Balance sheet items are translated to USD using year-end currency exchange rates. Income statement and cash flow items are translated to USD using the average currency exchange rate over the relevant period.

Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and shareholders' equity, as has been the case during the period from 2005 through 2007.

While we operate globally and report our financial results in USD, because of the location of our significant operations and because our headquarters are in Switzerland, exchange rate movements between the USD and both the euro (EUR) and the Swiss franc (CHF) are of particular importance to us.

The exchange rates between the USD and the EUR and the USD and the CHF as of December 31, 2007, 2006 and 2005, were as follows:

Exchange rates into $	2007	2006	2005
EUR 1.00	1.47	1.32	1.18
CHF 1.00	0.89	0.82	0.76

The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2007, 2006 and 2005, were as follows:

Exchange rates into $	2007	2006	2005
EUR 1.00	1.37	1.25	1.25
CHF 1.00	0.84	0.80	0.81

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange risk of our operations.

In 2007, approximately 88 percent of our consolidated revenues were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

- Euro, approximately 29 percent;
- Chinese renminbi, approximately 9 percent;
- Swedish krona, approximately 5 percent;
- Swiss franc, approximately 5 percent and
- Indian rupee, approximately 5 percent.

In 2007, approximately 90 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

- Euro, approximately 34 percent;
- Chinese renminbi, approximately 7 percent;
- Swedish krona, approximately 9 percent;
- Swiss franc, approximately 9 percent and
- Indian rupee, approximately 3 percent.

We also incur expenses other than cost of sales and selling, general and administrative expenses in various currencies.

The results of operations and financial position of many of our subsidiaries outside of the United States are reported in the currencies of the countries in which those subsidiaries reside. We refer to these currencies as "local currencies." Local currency financial information is then translated into USD at applicable exchange rates for inclusion in our Consolidated Financial Statements.

The discussion of our results of operations below provides certain information with respect to orders, revenues, earnings before interest and taxes and other measures as reported in USD (as well as in local currencies). We measure period-to-period variations in local currency results by using a constant foreign exchange rate for all periods under comparison. Differences in our results of operations in local currencies as compared to our results of operations in USD are caused exclusively by changes in currency exchange rates.

While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results and our reconciliations, provide a more complete understanding of factors and trends affecting the business. Because local currency information is not standardized, it may not be possible to compare our local currency information to other companies' financial measures that have the same or a similar title. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Orders

We book and report an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and scope of products or services to be supplied, the delivery schedule and the payment terms. The reported value of an order corresponds to the undiscounted value of revenues that we expect to recognize following delivery of the goods or services subject to the order, less any trade discounts and excluding any value added or sales tax. The value of orders received during a given period of time represents the sum of the value of all orders received during the period, adjusted to reflect the aggregate value of any changes to the value of orders received during the period and orders existing at the beginning of the period. These adjustments, which may in the aggregate increase or decrease the orders reported during the period, may include changes in the estimated order price up to the date of contractual performance, changes in the scope of products or services ordered, cancellations of orders and returns of delivered goods.

The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 17 percent of the value of total orders we recorded in 2007 were "large orders," which we define as orders from third parties involving at least $15 million of products or services. Approximately 55 percent of the large orders in 2007 were recorded by our Power Systems division and 31 percent in our Process Automation division. The Power Products, Automation Products and Robotics divisions account for the remainder of the total large orders recorded during 2007. The remaining portion of total orders recorded in 2007 was "base orders," which we define as orders from third parties for less than $15 million of products or services.

The level of orders fluctuates from year to year. Arrangements included in any particular order can be complex and unique to that order. Portions of our business involve orders for long-term projects that can take months or years to complete and many large orders result in revenues in periods after the order is booked. However, the level of large orders and orders generally, cannot be used to accurately predict future revenues or operating performance. Orders that have been placed can be cancelled, delayed or modified by the customer. These actions can reduce or delay any future revenues from the order, or may result in the elimination of the order.

Performance measures

We evaluate the performance of our divisions primarily based on orders received, revenues, earnings before interest and taxes (EBIT) and EBIT as a percentage of revenues (EBIT margin). EBIT is the amount resulting from the subtraction of our cost of sales, selling, general and administrative expenses and other income (expense), net, from our revenues.

Consolidated results of operations

Year ended December 31,	2007	2006	2005
($ millions, except per share data)			
Orders	34,348	27,048	22,364
Order backlog[1]	22,715	15,829	11,096
Revenues	29,183	23,281	20,964
Cost of sales	(20,215)	(16,537)	(15,510)
Gross profit	8,968	6,744	5,454
Selling, general and administrative expenses	(4,975)	(4,326)	(3,780)
Other income (expense), net	30	139	37
Earnings before interest and taxes	4,023	2,557	1,711
Net interest and other finance expenses	(13)	(160)	(254)
Provision for taxes	(595)	(686)	(464)
Minority interest	(244)	(179)	(126)
Income from continuing operations before cumulative effect of accounting change	3,171	1,532	867
Income (loss) from discontinued operations, net of tax	586	(142)	(127)
Cumulative effect of accounting change, net of tax	–	–	(5)
Net income (loss)	3,757	1,390	735
Basic earnings (loss) per share:			
Income from continuing operations before cumulative effect of accounting change	1.40	0.72	0.43
Income (loss) from discontinued operations, net of tax	0.26	(0.07)	(0.07)
Cumulative effect of accounting change, net of tax	–	–	0.00
Net income	1.66	0.65	0.36
Diluted earnings (loss) per share:			
Income from continuing operations before cumulative effect of accounting change	1.38	0.69	0.42
Income (loss) from discontinued operations, net of tax	0.25	(0.06)	(0.06)
Cumulative effect of accounting change, net of tax	–	–	0.00
Net income	1.63	0.63	0.36

[1] as of December 31

A more detailed discussion of the orders, revenues and EBIT for our individual divisions and other businesses follows in the sections below entitled "Power Products," "Power Systems," "Automation Products," "Process Automation," "Robotics," "Non-core and Other," "Corporate" and "Discontinued operations." Orders and revenues of our core divisions include inter-divisional transactions which are eliminated in the Corporate and inter-division eliminations line.

Orders

Orders received

Year ended December 31,	2007	2006	2005
($ in millions)			
Power Products	11,320	8,572	6,742
Power Systems	7,744	5,733	4,468
Automation Products	9,314	7,706	6,210
Process Automation	7,935	6,550	5,400
Robotics	1,488	1,240	1,496
Core divisions	**37,801**	**29,801**	**24,316**
Non-core and Other	390	366	376
Corporate and inter-division eliminations	(3,843)	(3,119)	(2,328)
Total	**34,348**	**27,048**	**22,364**

Total orders in 2007 increased by 27 percent (19 percent in local currencies). This strong growth continued to be driven by high demand for power products and systems required to install new power infrastructure to expand or refurbish existing facilities in order to improve energy efficiency. Demand for more energy-efficient technologies and the need for capacity expansions to improve productivity also continued to grow in most industrial sectors. All divisions benefited from favorable market conditions in 2007, resulting in the increase of both base and large orders.

Orders in the Power Products division grew by 32 percent (25 percent in local currencies), supported by strong demand for Transformers and High Voltage Products and to a lesser extent Medium Voltage Products. Orders in the Power Systems division increased by 35 percent (26 percent in local currencies), as it obtained a few very large grid system and substation projects during 2007. Orders in the Automation Products division rose by 21 percent (13 percent in local currencies), benefiting from continued investments by industrial customers in efficiency improvements due to higher raw material and energy costs. The Process Automation division recorded a 21 percent increase (13 percent in local currencies) in orders, backed by strong demand in the metals, minerals and marine sectors. Orders in the Robotics division grew by 20 percent (13 percent in local currencies), reflecting the positive trend in general industry, particularly in the consumer electronic, food processing and packaging sectors, amid continued weak demand in the automotive industry. In our Power Products and Automation Products divisions, order growth was also driven by sale price increases to offset higher raw material costs.

In 2006, orders received increased by 21 percent (20 percent in local currencies). All divisions, except Robotics, reported growth in the range of 21 percent to 28 percent in both USD and in local currencies. Continuing the trend from 2005, both our Power Systems and Power Products divisions benefited from increasing customer investments in new power infrastructure, grid expansion and refurbishment projects. Order growth in our Process Automation division was achieved across the board in the Oil and Gas, Marine, Minerals, Pulp and Paper and Turbochargers businesses. In our Automation Products division, the growth was primarily driven by strong demand from the industrial sector to cope with economic growth in many industrial and market areas. Orders in our Robotics division were weak due to a slowdown in the automotive market.

Large orders in 2007 increased by 57 percent (47 percent in local currencies) to $5,702 million, compared to the 66 percent increase, in both USD and local currencies, reported in 2006. The relative share of large orders compared to the total orders increased from 13 percent in 2006 to 17 percent in 2007.

We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders in 2007, 2006 and 2005 was approximately as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Europe	15,655	12,124	10,314
The Americas	6,013	5,064	4,296
Asia	9,186	6,504	5,622
Middle East and Africa	3,494	3,356	2,132
Total	**34,348**	**27,048**	**22,364**

In 2007, orders from Europe increased by 29 percent (19 percent in local currencies), boosted by continued investments in power grid upgrades, interconnection projects and equipment replacement. In particular, we experienced significant increases in Germany, the United Kingdom, Russia and Norway. Orders from the Americas increased by 19 percent (15 percent in local currencies), as demand for refurbishing aging equipment and upgrades in the industrial sector to improve energy efficiency continued, particularly in the United States, Brazil and to a lesser extent, in Chile. Orders from Asia increased by 41 percent (31 percent in local currencies), following higher demand in the utilities and industrial sectors to support rapid economic growth, particularly in China and India. Compared to the very high level of orders received in 2006, orders from MEA increased by 4 percent and were almost flat in local currencies.

Europe accounted for the largest share of orders and increased to 46 percent in 2007 from 45 percent in 2006, while the share of orders from the Asian market increased from 24 percent to 27 percent during the same period. As compared to 2006, the share of orders from the Americas and MEA decreased by 2 percentage points in 2007 to 17 percent and 10 percent, respectively.

Order backlog

at December 31,	2007	2006	2005
($ in millions)			
Power Products	6,932	4,845	3,413
Power Systems	8,209	5,627	4,085
Automation Products	3,490	2,439	1,417
Process Automation	5,951	3,991	2,647
Robotics	529	441	506
Core divisions	**25,111**	**17,343**	**12,068**
Non-core and Other	1	23	28
Corporate and inter-division eliminations	(2,397)	(1,537)	(1,000)
Total	**22,715**	**15,829**	**11,096**

Order backlog at the end of 2007 increased by $6,886 million, or 44 percent (32 percent in local currencies), from the end of 2006 due to strong order growth in all divisions.

Order backlog continued to grow at a high rate in 2007 despite strong revenue growth of 25 percent (18 percent in local currencies), as the amount of orders received during the year, in absolute terms, was 18 percent higher than the amount of revenues. Growth in the order backlog was further increased by a higher volume of large orders with long delivery schedules, particularly in our Power Systems and Process Automation divisions.

In 2006, the order backlog increased by $4,733 million, or 43 percent (33 percent in local currencies). All divisions in 2006 reported a significant increase in their backlog except Robotics, which decreased primarily due to a lower volume of orders received compared to revenues generated.

Revenues

Year ended December 31,	2007	2006	2005
($ in millions)			
Power Products	9,777	7,275	6,185
Power Systems	5,832	4,544	4,085
Automation Products	8,644	6,837	5,897
Process Automation	6,420	5,448	4,996
Robotics	1,407	1,288	1,699
Core divisions	**32,080**	**25,392**	**22,862**
Non-core and Other	424	382	415
Corporate and inter-division eliminations	(3,321)	(2,493)	(2,313)
Total	**29,183**	**23,281**	**20,964**

Revenues in 2007 increased by $5,902 million, or 25 percent (18 percent in local currencies). Growth in revenues in 2007 was primarily driven by a high order backlog at the beginning of the year, an increasing volume of book and bill orders and high utilization of production capacity. The Power Products and Automation Products divisions recorded revenue growth of 34 percent (27 percent in local currencies) and 26 percent (18 percent in local currencies), respectively, as these product divisions benefited from favorable market conditions and sales price increases to compensate for the higher costs of raw materials. Revenue growth was reported at 28 percent (20 percent in local currencies) in our Power Systems division and 18 percent (10 percent in local currencies) in our Process Automation division, reflecting further progress achieved in the execution of the large orders received during 2006 and in the first half of 2007. Revenue growth in the Robotics division of 9 percent (3 percent in local currencies), was lower than the growth reported by other divisions, due to a relatively small backlog at the beginning of the year.

In 2006, revenues increased by $2,317 million, or 11 percent (10 percent in local currencies). Revenues in our Power Products and Automation Products divisions increased by 18 percent (12 percent in local currencies) and 16 percent (15 percent in local currencies), respectively, as a result of increased order intake, higher capacity utilization to execute the increasing volume of orders received and price increases to compensate for the higher cost of raw materials. The execution of system orders, particularly large orders from the order backlog at the beginning of the year and those received in the first half of 2006, contributed to revenue growth in the Power Systems and Process Automation divisions, which recorded growth of 11 percent (10 percent in local currencies) and 9 percent (8 percent in local currencies), respectively. The slowdown in the automotive market during 2006 was reflected in our Robotics division revenues, which declined by 24 percent (24 percent in local currencies), in 2006.

We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was approximately as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Europe	13,322	10,969	10,154
The Americas	5,247	4,394	4,114
Asia	7,480	5,863	5,000
Middle East and Africa	3,134	2,055	1,696
Total	**29,183**	**23,281**	**20,964**

In 2007, revenues in Europe increased by 21 percent (12 percent in local currencies). In particular, we experienced significant revenue increases in Russia, Germany, Italy and Spain. However, as a result of rapid revenue growth in other regions, the relative share of revenues from the European market decreased to 46 percent of our total revenues in 2007, compared to 47 percent in 2006. The revenues from Asia, which increased by 28 percent (20 percent in local currencies), were driven mainly by the increases in China and India and accounted for 25 percent of total revenues, compared to 25 percent in 2006. Revenues from the Americas increased by 19 percent (16 percent in local currencies), mainly contributed by the United States and at December 31, 2007, represented 18 percent of the total revenues, compared to 19 percent in the previous year. Revenues from MEA accounted for 11 percent of total revenues, compared to 9 percent in 2006, which represented an increase of 53 percent (47 percent in local currencies), compared to 2006. Revenue growth in this region was particularly strong in Saudi Arabia and Qatar.

Cost of sales

Cost of sales increased by $3,678 million, or 22 percent (15 percent in local currencies), in 2007, after an increase of $1,027 million, or 7 percent (6 percent in local currencies), in 2006. The increase in cost of sales in 2007 is attributable to the growth in sales volumes, which for the same year reached 25 percent (18 percent in local currencies). A higher cost of sales in 2007 was also due to increases in some raw material costs, particularly in the product divisions.

Cost of sales consists primarily of labor, raw materials and components. Cost of sales also includes expenses for warranty, contract losses and project penalties, as well as order-related development expenses incurred in connection with projects for which corresponding revenues were recognized.

As a percentage of revenues, cost of sales decreased, as reflected in the increase in gross profit margin to 30.7 percent in 2007 from 29.0 percent in 2006 and 26.0 percent in 2005. The higher gross margin in 2007 reflected a continuing trend from 2006, as the operations benefited from increased business volume, higher capacity utilization, better project execution and process improvement programs in the areas of risk management and project cost control. Furthermore, the progress made in the implementation of our cost migration strategy has started to deliver financial benefits through cost savings in 2007.

Selling, general and administrative expenses

The components of selling, general and administrative expenses were as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Selling expenses	(2,531)	(2,202)	(2,039)
Selling expenses as a percentage of orders received	*7.4%*	*8.1%*	*9.1%*
General and administrative expenses	(2,444)	(2,124)	(1,741)
General and administrative expenses as a percentage of revenues	*8.4%*	*9.1%*	*8.3%*
Total selling, general and administrative expenses	**(4,975)**	**(4,326)**	**(3,780)**
Total selling, general and administrative expenses as a percentage of revenues	*17.0%*	*18.6%*	*18.0%*
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	15.7%	17.2%	17.4%

Selling, general and administrative expenses increased by $649 million, or 15 percent (8 percent in local currencies), in 2007. In 2006, selling, general and administrative expenses increased by $546 million, or 14 percent (14 percent in local currencies).

Selling expenses in 2007 increased by $329 million, or 15 percent (7 percent in local currencies), from 2006. In 2006, selling expenses increased by $163 million, or 8 percent (7 percent in local currencies). These increases were primarily due to volume-related expenses such as sales commissions, hiring of additional resources employed in the developing markets and more intensified sales programs to expand market shares and enter into new markets. Expressed as a percentage of orders received, selling expenses decreased by 0.7 percentage points in 2007, continuing the trend from 2006 which showed a decrease of 1.0 percentage point from 2005.

General and administrative expenses increased by $320 million, or 15 percent (8 percent in local currencies), in 2007, which were primarily, driven by increased revenues and high capacity utilization. In 2006, general and administrative expenses increased by $383 million, or 22 percent (21 percent in local currencies). General and administrative expenses include non-order related R&D which increased by 15 percent (7 percent in local currencies) to $871 million in 2007, relative to 2006, after increasing 14 percent (13 percent in local currencies), in 2006 compared to 2005, reflecting the continued spending on product development activities, particularly in the Power Products and Automation Products divisions. The total general and administrative expenses, as a percentage of revenues, decreased by 1.6 percentage points in 2007, as compared to an increase of 0.6 percentage points in 2006.

Lower incremental expenses in general and administration expenses in 2007, despite increasing administrative requirements for growing business volumes, were partly due to lower costs associated with the internal control measures to comply with the provisions of the Sarbanes Oxley Act of 2002, higher savings from the group-wide process optimization programs and increased focus on the monitoring and controlling of costs both at the corporate and operating unit levels.

Total selling, general and administrative expenses, which are related to both orders received and revenues, expressed as a percentage of the average of orders received and revenues, decreased in 2007 by 1.5 percentage points to 15.7 percent from 17.2 percent in 2006, which was lower than the 17.4 percent recorded in 2005, reflecting continuing improvements in cost management.

Other income (expense), net

Year ended December 31,	2007	2006	2005
($ in millions)			
Restructuring expenses	(8)	3	(51)
Capital gains, net	95	75	62
Asset write-downs	(66)	(12)	(58)
Income from licenses, equity accounted companies and other	9	73	84
Total	**30**	**139**	**37**

Other income (expense), net, typically consists of restructuring expenses, gains or losses from the sale of businesses, gains or losses from the sale or disposal of property, plant and equipment, asset write-downs, our share of income or loss from equity accounted companies, principally from our Equity Ventures business and license income.

Restructuring costs are recorded in various lines within the Consolidated Income Statements depending on the nature of the charges. In 2007, restructuring costs reported under other income (expense) amounted to $8 million that primarily consisted of $3 million costs incurred to streamline the operations in the Power Products division, $2 million restructuring costs for capacity expansion in the Power System division, $2 million restructuring costs in Real Estate operations and $1 million of costs in the Automation Products division. In 2006, due to a change in the restructuring liability estimate, restructuring costs resulted in an income of $3 million.

Capital gains, net, during 2007 amounted to $95 million which consisted of $49 million in gains from the sale of equity investments, including a $38 million gain from the divestment of our equity investments in Jorf Lasfar and Neyveli, a $41 million gain from the sale of real estate properties mainly in Switzerland, Italy and to a lesser extent in Brazil, Norway and France and a $5 million gain on sale of various machinery and equipment. In 2006 and 2005, capital gains, net, included approximately $65 million and $45 million, respectively, of gains from the sale of land and buildings in Europe. Capital gains, net, in 2005 also included $18 million in gains on the sale of shares and participations in our Equity Ventures business and other minor transactions.

Asset write-downs during 2007 included an impairment charge of $42 million in respect of one of our equity investments, which we intend to divest, as the anticipated market value is less than our book value. Asset write-downs in 2006 included the impairment of long-lived assets of $8 million, primarily in Europe and several minor write-downs on loans and investments. In 2005, asset write-downs amounted to $36 million on long-lived assets, mainly in Europe and $22 million on loans and investments, primarily in our Equity Ventures business.

Income from equity accounted companies in 2007 included $36 million, which was primarily related to Jorf Lasfar prior to its sale in the second quarter of 2007. During 2007, this income was also offset by charges towards several businesses that were sold or closed in earlier years. Income in 2006 was mainly derived from Jorf Lasfar and relatively smaller amounts of income were derived from various other equity accounted companies in India and in the United States. Income from equity accounted companies in 2005 was $109 million, which included income of $62 million from Jorf Lasfar and income of $23 million from Neyveli. License income in 2007 and 2006, mostly resulted from Turbocharger licensing to third parties in Asia. The level of license income decreased compared to 2005 due to the expiration of certain license agreements related to the liquid crystal display technology.

Earnings before interest and taxes

Our EBIT over the three year period was as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Power Products	1,596	939	600
Power Systems	489	279	187
Automation Products	1,477	1,053	822
Process Automation	683	541	398
Robotics	79	1	91
Core divisions	**4,324**	**2,813**	**2,098**
Non-core and Other	9	65	14
Corporate and inter-division eliminations	(310)	(321)	(401)
Total	**4,023**	**2,557**	**1,711**

EBIT increased by $1,466 million, or 57 percent (47 percent in local currencies), in 2007 and by $846 million, or 49 percent (48 percent in local currencies), in 2006.

The EBIT margins for our core divisions and on a consolidated basis for the years ended December 31, 2007, 2006 and 2005, were as follows:

Year ended December 31,	2007	2006	2005
Power Products	16.3%	12.9%	9.7%
Power Systems	8.4%	6.1%	4.6%
Automation Products	17.1%	15.4%	13.9%
Process Automation	10.6%	9.9%	8.0%
Robotics	5.6%	0.1%	5.4%
Core divisions	**13.5%**	**11.1%**	**9.2%**
Consolidated	**13.8%**	**11.0%**	**8.2%**

The higher group EBIT and EBIT margin were achieved through higher contribution from increased revenues and higher capacity utilization, better execution of large projects and increased sourcing of production capacity, components and materials from emerging markets.

Net interest and other finance expense

Net interest and other finance expense consists of interest and dividend income offset by interest and other finance expense.

Interest and other finance expense includes interest expense on our debt, securitization costs, the amortization of upfront costs associated with our credit facility and our debt securities, commitment fees on our bank facility, the accretion to par of our $968 million convertible bonds up until their conversion in 2006, offset by gains on marketable securities.

Year ended December 31,	2007	2006	2005
($ in millions)			
Interest and dividend income	273	147	153
Interest and other finance expense	(286)	(307)	(407)
Net interest and other finance expense	**(13)**	**(160)**	**(254)**

Interest and dividend income increased in 2007 compared to 2006, reflecting the improvement in our liquidity during the year, with the aggregate of the cash and equivalents and marketable securities and short-term investments balances increasing to $8,110 million at December 31, 2007, from $4,726 million at December 31, 2006.

Up to August 2007, we invested a significant amount of our excess liquidity in accumulating net asset value money-market funds, where the income is not distributed but is reflected by an increase in value of the funds' shares and is realized upon the sale of such investments. However, due to the turbulence in the financial markets, we decided to realize our gains on such securities and invest the cash in term deposits with banks. As gains on sales of securities are recorded in interest and other finance expense, while interest on deposits is recorded in interest and dividend income, this change in investment strategy, combined with our improved liquidity resulted in an increase in interest income in 2007 of $78 million, compared to 2006.

Both interest and dividend income and interest and other finance expense include a gross-up in the amount of $44 million, related to interest income and expense on certain balance sheet items that were economically related but did not meet the criteria for presentation on a net basis.

Interest and other finance expense was lower in 2007 than in 2006. The reduction was the result of several factors. Firstly, interest and other finance expense in 2006 included $55 million in expenses related to the induced conversion of our $968 million convertible bonds during the second quarter of 2006. Secondly, as a result of the improvement in our liquidity position, described above, we generated approximately $18 million additional net gains on marketable securities in 2007, compared to 2006. While the induced conversion of our $968 million convertible bonds during 2006 and the conversion by bondholders during 2007 of our 1 billion Swiss francs convertible bonds resulted in a significantly lower average debt level during 2007, compared to 2006, the savings in interest expense were partially offset by increases in interest rates (particularly in euros) as all of our currently outstanding bonds are swapped using interest rate swaps into floating rate obligations.

Interest and dividend income decreased slightly in 2006 compared to 2005 despite an increase in interest rates and an overall increase in the aggregate balance of cash and equivalents and marketable securities and short-term investments. The principal reason was that a higher proportion of the cash and equivalents, marketable securities and short-term investments balances during 2006 were invested in accumulating net asset value money-market funds where the income is not distributed but is reflected by an increase in value of the funds' shares and is realized upon the sale of such investments. Gains on the sale of such securities are recorded in interest and other finance expense in the table above.

Interest and other finance expense improved in 2006 to $307 million from $407 million in 2005. Although the induced conversion of our $968 million convertible bonds during the second quarter of 2006 resulted in savings in interest expense in 2006, these savings were substantially offset by the costs of the conversion and the accelerated amortization of deferred issuance costs on these bonds. Our average debt level in 2006 was lower than in 2005 but this benefit in terms of interest expense was offset by the continuing upward trend in interest rates and a charge of $19 million in 2006 relating to the accretion to par of our discounted asbestos obligations. The higher income generated from money market funds in 2006 compared to 2005, contributed to lower interest and finance expense in 2006 compared to 2005, as did the reduction in securitization expense associated with lower levels of securitization in 2006 compared to 2005 and the non-recurrence in 2006 of certain items occurring in 2005, such as the $19 million loss on repurchase of bonds and the write-off of $12 million of unamortized costs on a $1 billion credit facility replaced prior to expiry.

Provision for taxes

Year ended December 31,	2007	2006	2005
($ in millions)			
Income from continuing operations, before taxes and minority interest and cumulative effect of accounting change	4,010	2,397	1,457
Provision for taxes	(595)	(686)	(464)
Effective tax rate for the year	14.8%	28.6%	31.8%

The provision for taxes in 2007 was $595 million, representing an effective tax rate for the year of 14.8 percent. The provision for taxes in 2007 includes the change in valuation allowance of approximately $698 million as we determined it was more likely than not that such deferred tax assets would be realized. The change in valuation allowance was predominantly related to our operations in certain countries such as the United States with approximately $490 million, but also including countries such as Canada and the United Kingdom. In addition, the provision for taxes in 2007 included an expense of approximately $35 million relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities in northern Africa and an expense of approximately $45 million relating to a net increase in tax accruals.

The provision for taxes in 2006 was $686 million, representing an effective tax rate for the year of 28.6 percent. The provision for taxes in 2006 includes an expense of approximately $35 million relating to items that were deducted for financial accounting purposes but not for the purpose of computing taxable income, such as interest expense, state and local taxes on productive activities and other non-deductible expenses. Furthermore, the provision for taxes in 2006 also included an expense of approximately $70 million relating to a net increase in tax accruals. The main driver of the positive tax rate development in 2006 from 2005, was the increased earnings from lower tax jurisdictions.

The provision for taxes in 2005 was $464 million, representing an effective tax rate for the year of 31.8 percent. The provision for taxes in 2005 included an expense of approximately $60 million relating to items that were deducted for financial accounting purposes but not for the purpose of computing taxable income, such as interest expense, state and local taxes on productive activities and other non-deductible expenses.

Income from continuing operations before cumulative effect of accounting change increased by $1,639 million to $3,171 million in 2007 as compared to $1,532 million in 2006, primarily reflecting increased EBIT, significant reduction in net interest and other finance expenses and a lower effective tax rate primarily driven by the recognition of deferred tax assets in the United States, Canada and Germany.

Income from continuing operations before cumulative effect of accounting change increased by $665 million to $1,532 million in 2006 as compared to $867 million in 2005. The increase mainly reflected improved EBIT and an improved net interest and other finance expense, partly offset by higher minority interest and provision for taxes.

Income (loss) from discontinued operations, net of tax
For a detailed discussion of the income (loss) from discontinued operations, net of tax, as well as a detailed discussion of the results of our discontinued operations, see "Discontinued operations," and "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Net income
As a result of the factors discussed above, net income improved by $2,367 million to $3,757 million in 2007. In 2006, net income improved by $655 million to a net income of $1,390 million from $735 million in 2005.

Earnings (loss) per share

Year ended December 31,	2007	2006	2005
Income from continuing operations before cumulative effect of accounting change:			
Basic	$ 1.40	$ 0.72	$ 0.43
Diluted	$ 1.38	$ 0.69	$ 0.42
Income (loss) from discontinued operations, net of tax:			
Basic	0.26	(0.07)	(0.07)
Diluted	0.25	(0.06)	(0.06)
Cumulative effect of accounting change, net of tax			
Basic	–	–	0.00
Diluted	–	–	0.00
Net income:			
Basic	$ 1.66	$ 0.65	$ 0.36
Diluted	$ 1.63	$ 0.63	$ 0.36

Basic earnings (loss) per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares conditionally granted under our employee incentive plans and prior to September 2007, shares issuable upon conversion of our outstanding convertible bonds. (See "Note 22 Earnings per share" to our Consolidated Financial Statements).

Power Products

The financial results of our Power Products division were as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Orders	11,320	8,572	6,742
Order backlog	6,932	4,845	3,413
Revenues	9,777	7,275	6,185
EBIT	1,596	939	600

Orders

Orders increased by $2,748 million, or 32 percent (25 percent in local currencies), in 2007, after increasing $1,830 million, or 27 percent (21 percent in local currencies), in 2006. These movements in all years were primarily due to higher demand for power infrastructure expansion and improvements in most markets. The increase in orders reflected growth in all businesses, led by Transformers. Base orders, which grew by 30 percent and 27 percent (22 percent and 21 percent in local currencies), made up the vast majority of orders in 2007 and 2006, respectively. Price increases to cover the increase in the cost of raw materials also contributed to the order increase in 2007 and in 2006.

The geographic distribution of orders as a percentage of total orders over the three year period for our Power Products division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	39%	36%	36%
The Americas	24%	25%	26%
Asia	30%	31%	32%
Middle East and Africa	7%	8%	6%
Total	**100%**	**100%**	**100%**

The share of orders from Europe, which continued to be the largest regional source of orders, increased as a result of the growth in the absolute value of orders in 2007, which was driven by the replacement of aging infrastructure and demand for new interconnections and renewables in the region. The large increase in orders from Europe resulted in a slight reduction in the share of orders from the Americas and Asia, though the absolute value of orders grew in both of these regions. Order growth in the Americas was mainly due to increased orders from the United States, which were driven by the need to replace aging infrastructure and to meet existing mandated reliability standards and load growth. Orders in Asia, although accounting for a slightly lower share of the total orders relative to 2006, continued to grow strongly as demand increased in many countries, particularly in China and India due to increased investment in grid infrastructure. The share of orders from MEA remained stable in 2007, reflecting increased investment in infrastructure in the region, supported by high oil prices.

Order backlog

Order backlog in 2007 increased by $2,087 million, or 43 percent (32 percent in local currencies), due to increased order intake in all businesses, led by Transformers which typically have longer delivery schedules.

Order backlog in 2006 increased by $1,432 million, or 42 percent (33 percent in local currencies), as a result of increased order intake, particularly due to an increase in orders with longer delivery schedules.

Revenues

Revenues increased by $2,502 million, or 34 percent (27 percent in local currencies), in 2007 after increasing $1,090 million, or 18 percent (12 percent in local currencies), in 2006, as a result of order growth experienced in many market segments, particularly in transformers, and sales price increases to cover increased raw material costs.

The geographic distribution of revenues in 2007, 2006 and 2005, for our Power Products division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	39%	37%	36%
The Americas	24%	25%	26%
Asia	30%	31%	31%
Middle East and Africa	7%	7%	7%
Total	**100%**	**100%**	**100%**

The relative share of revenues among geographic regions in 2007 remained similar to the distribution of orders, while all regions recorded growth in revenues as compared to 2006. In Europe the growth in revenues was led by Russia and Germany. Revenue growth in Asia in 2007 was led by China and India, while revenue growth in the Americas was particularly strong in the United States. In MEA, the share of revenues remained similar compared to 2006 with the increase in revenues driven by Saudi Arabia.

Earnings before interest and taxes

EBIT grew by $657 million, or 70 percent (60 percent in local currencies), in 2007, after increasing $339 million, or 57 percent (55 percent in local currencies), in 2006. The EBIT margin for the division was 16.3 percent in 2007, as compared to 12.9 percent in 2006 and 9.7 percent in 2005. EBIT and EBIT margin benefited from higher contribution from increased revenues, improved capacity utilization across all businesses, operational and productivity improvements, supply chain savings and, mainly in 2006, lower costs related to the transformer consolidation program.

Power Systems

The financial results of our Power Systems division were as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Orders	7,744	5,733	4,468
Order backlog	8,209	5,627	4,085
Revenues	5,832	4,544	4,085
EBIT	489	279	187

Orders

Orders increased by $2,011 million, or 35 percent (26 percent in local currencies), in 2007. The increase in orders compared to 2006 reflected significant growth of 52 percent (41 percent in local currencies) and 26 percent (18 percent in local currencies), of large and base orders, respectively, as demand for power transmission and distribution systems remained strong in most markets. The largest projects secured in 2007 were an offshore wind farm order in Germany with an order value of more than $400 million, a $350 million cable order to connect the United Kingdom with the Netherlands and an ultrahigh-voltage power link in China with an order value for the Power System's division of approximately $270 million.

Orders increased by $1,265 million, or 28 percent (28 percent in local currencies), in 2006. The order increase versus 2005 was mainly driven by a 79 percent increase, in both U.S. dollars and local currencies, in the level of large projects and also an 11 percent (10 percent local currencies), increase in base orders as the general demand for power systems increased globally. The largest project secured in 2006 was a $450 million order to deliver substations to a grid expansion project in Qatar. Orders in 2005 included a $220 million order to deliver substations to the Gulf Grid project.

The geographic distribution of orders in 2007, 2006 and 2005 for our Power Systems division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	46%	39%	41%
The Americas	11%	17%	16%
Asia	21%	16%	15%
Middle East and Africa	22%	28%	28%
Total	**100%**	**100%**	**100%**

The order growth in Europe in 2007 was fueled by large projects but also reflected double-digit growth in base orders. Europe remained the largest regional source of orders and increased its percentage share in 2007. Very strong order growth in Asia in 2007 was due to a large ultrahigh-voltage project in China and strong base order growth led by India. The share of orders from the Americas and MEA decreased as Europe and Asia recorded significant increases in their respective order volumes and gained higher shares compared to 2006. Base order growth in the Americas was more than offset by a lower level of large orders, resulting in overall lower order volumes in 2007 compared to 2006. MEA continues to show the largest market growth for the Power Systems division, as high fuel prices trigger investments in large infrastructure projects. 2007 orders in MEA were however flat as the high level of large projects in 2006 did not recur in 2007.

The order growth in Europe in 2006 was driven by the need for interconnections and grid upgrades. Europe continued to be the largest regional source of orders. However, Europe's percentage of the division's orders decreased in 2006, due to higher proportional increases in all other regions. Order growth in north America was mainly due to the $180 million HVDC project in Canada. India led the order increase in Asia. Orders in 2006 remained strong in MEA, as the high demand for large system projects in the region continued.

Order backlog

The order backlog increased by $2,582 million, or 46 percent (34 percent in local currencies), as of December 31, 2007, from December 31, 2006, reflecting the continued growth in large and base orders. Order backlog increased by $1,542 million, or 38 percent (28 percent in local currencies), as of December 31, 2006, from December 31, 2005, particularly reflecting an increase in larger orders during 2006.

Revenues

Revenues increased by $1,288 million, or 28 percent (20 percent in local currencies), in 2007. Revenues grew as a result of increased project execution from the order backlog. Revenues increased by $459 million, or 11 percent (10 percent in local currencies), in 2006 on project execution from the order backlog.

The geographic distribution of revenues in 2007, 2006 and 2005 for our Power Systems division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	40%	44%	43%
The Americas	15%	16%	16%
Asia	20%	20%	22%
Middle East and Africa	25%	20%	19%
Total	**100%**	**100%**	**100%**

All regions recorded growth in revenues over the previous year in 2007 and in 2006. Europe and the Americas recorded a reduction in their respective shares of total revenues as MEA gained a higher share of the revenues of many large projects in the Middle East. Growth in Europe was led by central and eastern Europe, with a significant increase in Russia. The higher revenues from the Americas reflected strong revenue growth, particularly from Canada on the execution of the HVDC project booked in 2006 and also resulted from increases in the United States and Brazil. The revenue increase in Asia related primarily to strong growth in India.

The revenue increase in Europe in 2006 was led by central and eastern Europe, with strong growth in Russia. Higher revenues in south America more than compensated for a small decrease in north America. The revenue increase in Asia was largely attributable to India. The largest revenue growth in 2006 was recorded by MEA and mainly related to project execution in the Middle East.

Earnings before interest and taxes

EBIT for our Power Systems division grew by $210 million, or 75 percent (63 percent in local currencies). The EBIT margin for the division was 8.4 percent in 2007, compared to 6.1 percent in 2006. EBIT and EBIT margin increased due to higher revenues and capacity utilization, continued focus on project selection and execution and the cost benefit from expanding engineering resources in emerging markets.

EBIT for our Power Systems division grew by $92 million, or 49 percent (48 percent in local currencies). The EBIT margin for the division was 6.1 percent in 2006, as compared to 4.6 percent in 2005. EBIT and EBIT margin increased due to higher revenues, increased capacity utilization, particularly in our HVDC/FACTS and Power Cable businesses and continued focus on project selection and execution.

Automation Products

The financial results of our Automation Products division were as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Orders	9,314	7,706	6,210
Order backlog	3,490	2,439	1,417
Revenues	8,644	6,837	5,897
EBIT	1,477	1,053	822

Orders

Orders increased by $1,608 million, or 21 percent (13 percent in local currencies), in 2007. Overall demand continued to grow as many industrial customers increased their investments in efficiency improvements due to higher raw material and energy costs. Orders received increased for all business units with the highest growth in power electronics and medium-voltage (MV) drives which received a $110 million order for an advanced railway power converter system in Germany. Also, standard products such as low-voltage (LV) drives, breakers and switches, LV motors, control products, instrumentation, enclosures and DIN-rail components reached double-digit growth in local currencies.

Orders in 2006 grew by $1,496 million, or 24 percent (23 percent in local currencies). The increase in orders reflected favorable market conditions, which drove demand for our products and systems from end-customers, as well as OEMs and system integrators who also serve our industrial markets. The division experienced increased orders for its standard products, led by LV drives, breakers and switches and LV motors. High growth rates were achieved in systems and engineered products such as power electronic systems, MV drives, machines and LV systems. Growth was further supported by some large orders received in 2006, compared to 2005.

The geographic distribution of orders in 2007, 2006 and 2005 for our Automation Products division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	63%	63%	65%
The Americas	11%	12%	12%
Asia	21%	20%	19%
Middle East and Africa	5%	5%	4%
Total	**100%**	**100%**	**100%**

The share of orders from Europe and MEA remained at the same level compared to 2006, while the share of orders from the Americas slightly decreased due to the increase in the share of orders from Asia, as a result of fast growing markets in that region, especially in China and India. Orders in Europe increased, supported by the growth in eastern Europe. Orders in the Americas increased, although north America grew at a lower pace than in 2006 due to slowdown in the United States market, which was more than offset by growth in south America, particularly, Brazil. The increase in MEA is mainly a result of continued high investments in the oil and gas sector.

The share of orders from Europe decreased in 2006 compared to 2005 although total orders increased in Europe driven by solid growth in the oil and gas, marine, metals and transportation sectors. Orders in the Americas also grew in 2006, reflecting a favorable market, especially in the United States. The share of orders in Asia increased in 2006, reflecting high demand for automation and energy efficiency in that region, particularly in China and India. The MEA region also increased its share of orders due to high growth in 2006, as a result of investments in the oil and gas sector.

Order backlog

Order backlog increased by $1,051 million, or 43 percent (31 percent in local currencies), as of December 31, 2007, from December 31, 2006. The increase related mainly to growth in orders related to systems and engineered products, which have longer delivery times compared to standard products.

Order backlog at the end of 2006 increased by $1,022 million, or 72 percent (60 percent in local currencies), primarily due to increased volume of orders for large motors and generators which have longer delivery schedules.

Revenues

Revenues increased by $1,807 million, or 26 percent (18 percent in local currencies), in 2007. Revenues increased in all business units, such as Machines and Power Electronics and MV drives, due to the high order backlog, with strong growth in engineered products and systems. The growth was mainly achieved by increased volumes but also by higher prices to compensate for increased raw material costs.

Revenues increased by $940 million, or 16 percent (15 percent in local currencies), in 2006. The growth was achieved through a combination of higher volumes and price increases. The latter were initiated because of higher costs in 2006 for raw materials, such as copper and steel.

The geographic distribution of revenues in 2007, 2006 and 2005 for our Automation Products division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	61%	63%	66%
The Americas	12%	12%	12%
Asia	22%	20%	18%
Middle East and Africa	5%	5%	4%
Total	**100%**	**100%**	**100%**

Revenues in 2007 showed double-digit growth in all regions. The share of European orders decreased, although Europe and north America benefited from a high order backlog of engineered products and systems and standard products, which contributed to the growth over 2006. Revenues in south America grew significantly following several company initiatives to add sales and marketing resources in this region. Continued strong growth in orders and the expansion of more local production resources in China and India, resulted in a high growth in Asia and contributed to an increase in the share of total revenues. MEA region grew strongest in Dubai, Egypt and South Africa.

In 2006, we experienced rapid growth in all other regions, which resulted in the share of revenues in Europe decreasing compared to other regions. Revenues however, increased in absolute terms in the region, primarily in Italy, the UK, Spain, Denmark and Norway. Revenues increased in the Americas, particularly in the United States, Canada and Argentina as a result of favorable market conditions, as the region maintained its share of the growing total revenues. The share of revenues in Asia increased as the region experienced double-digit revenue growth, reflecting higher revenues in China and India where additional production facilities were established to serve those markets. Most other markets in Asia also experienced strong revenue growth. Revenues were also higher in MEA, especially in the Gulf region from the oil and gas sector, which resulted in an increase in the region's total share of revenues compared to 2005.

Earnings before interest and taxes

In 2007, EBIT for the Automation Products division grew by $424 million, or 40 percent (30 percent in local currencies). The EBIT margin for the division was 17.1 percent in 2007, compared to 15.4 percent in 2006.

The EBIT increase in 2007 was driven by the revenue growth, continued high capacity utilization and further migration to emerging markets. All business units increased EBIT with the largest improvements made in power electronics, MV drives, machines and LV systems. In addition, EBIT margins on standard products such as LV drives, breakers and switches, LV motors and enclosures and DIN-rail components increased from already high levels.

In 2006, EBIT for the Automation Products division grew by $231 million, or 28 percent (27 percent in local currencies). The EBIT margin for the division was 15.4 percent in 2006 as compared to 13.9 percent in 2005. EBIT and EBIT margins benefited from improved capacity utilization in the production and engineering facilities around the world. The largest improvements were made in standard products such as LV drives, breakers and switches, LV motors and control products. EBIT included a $34 million gain on the sale of real estate which was more than offset by charges for downsizing operations in western Europe and other operational measures.

Process Automation

The financial results of our Process Automation division were as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Orders	7,935	6,550	5,400
Order backlog	5,951	3,991	2,647
Revenues	6,420	5,448	4,996
EBIT	683	541	398

Orders

Orders increased by $1,385 million, or 21 percent (13 percent in local currencies), with substantial growth in large orders of 45 percent (35 percent in local currencies) and an increase in base orders of 16 percent (8 percent in local currencies), in 2007, compared to 2006. The market was driven by high fuel and commodity prices, leading to expansion investments especially in Asia and MEA regions. This expansion contributed to the strong growth in metals, minerals, marine and turbocharging sectors. Pulp and paper orders were lower, mainly due to extraordinary high investments in Asia in 2006.

Orders in 2006 increased by $1,150 million, or 21 percent (20 percent in local currencies), compared to 2005. Large orders increased by 45 percent (43 percent in local currencies) and base orders increased by 17 percent (16 percent in local currencies), in 2006, compared to 2005, driven mainly by higher demand in the marine and minerals sectors, continued investments in the oil and gas sector and greenfield projects in the pulp and paper industry.

The geographic distribution of orders in 2007, 2006 and 2005 for our Process Automation division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	42%	46%	46%
The Americas	19%	16%	18%
Asia	30%	25%	30%
Middle East and Africa	9%	13%	6%
Total	**100%**	**100%**	**100%**

European orders showed a slight increase in absolute terms in 2007 but the region's share of the total orders decreased due to higher proportional increases in the Americas and Asia. Europe continued to account for the largest share of orders, mainly driven by the Service business and the demand from the shipbuilding, metals and minerals sectors. The Americas also experienced significant growth driven by the Minerals business in Canada and Brazil, the Oil and Gas business in Chile and the Service business in the United States resulting in an increase in the region's share of total orders. Asia's proportional share of the total orders also increased with strong growth mainly coming from the infrastructure related Metals and Minerals businesses as well as the Marine business. MEA experienced growth in the Minerals business, but recorded a decrease in total orders due to two extraordinary large orders from the oil and gas sector from Algeria in 2006, which were not replaced by similarly sized orders in 2007, leading to a decrease in their share.

European orders represented a share of 46 percent of the total divisional orders in both 2006 and 2005. Europe was able to maintain its share of total divisional orders from year-to-year despite increases in other regions due primarily to higher demand in the marine and the oil and gas sectors. Orders in the Americas increased due to stronger demand in the United States, growth in the services and pulp and paper sectors in south America and strong growth in the oil and gas sector in Canada. Orders in 2006 increased in all regions except Asia, where higher base orders were offset by lower large orders resulting in flat development and a lower share of total orders relative to 2005. Orders in MEA increased significantly with high demand in the oil and gas, minerals, metals and pulp and paper sectors, more than doubling its share of total orders.

Order backlog

The order backlog rose substantially by $1,960 million, or by 49 percent (36 percent in local currencies), as of December 31, 2007, from December 31, 2006. The growth in the order backlog was driven by the large system orders received in the metals, minerals and marine sectors with delivery schedules extending into 2009 and beyond.

Order backlog as of December 31, 2006, increased by $1,344 million, or 51 percent (40 percent in local currencies), compared to December 31, 2005. This increase was primarily due to several large system orders received in the marine, minerals and oil and gas sectors, which were scheduled for delivery in 2007 and 2008.

Revenues

Revenues increased by $972 million, or 18 percent (10 percent in local currencies), in 2007. Revenues increased in all sectors with significant growth reported in our Minerals, Metals, Marine and Turbocharging businesses. The revenue growth was mainly a result of the large order backlog and growth in the Turbocharging product sales.

During 2006, revenues increased by $452 million, or 9 percent (8 percent in local currencies). Revenues increased particularly in the Systems business and notably in the Minerals and Marine businesses, which had particularly high order backlogs. Higher revenues were also reported in the Products business.

The geographic distribution of revenues in 2007, 2006 and 2005 for our Process Automation division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	46%	46%	53%
The Americas	17%	19%	17%
Asia	26%	26%	22%
Middle East and Africa	11%	9%	8%
Total	**100%**	**100%**	**100%**

Revenues increased in all regions with Asia, Europe and MEA showing strong growth. Europe experienced an increase in revenues, driven primarily by the OEM and Service business, which allowed the region to maintain the largest share of total revenues, with a share of total revenues similar to that in 2006. Revenues in the Americas were mainly driven by the Service business, but as the other regions grew faster, the Americas' share of the total revenues declined. Revenues in Asia were driven by the strong order backlog from previous periods especially within the Marine and Metals businesses, however, the share of total revenues remained at the same level as it did in 2006. The MEA share of total revenues increased mainly from the large oil and gas projects in Algeria as well as the booming Minerals business.

The share of total revenues in 2006 decreased in Europe and increased in all other regions compared to 2005, as revenues increased in all regions except Europe. Revenues in western Europe were flat year over year while revenues in central and eastern Europe were lower, mainly reflecting the revenue impact in 2005 of a large project in Poland. Increasing demand in the United States and south America, supported by a higher order backlog at the beginning of 2006, helped generate higher revenues in the Americas. Revenues in Asia increased mainly as a result of large marine and oil and gas projects in India and South Korea. Revenues in MEA increased, mainly from the oil and gas sector in Algeria. Revenues in other countries in the MEA region remained stable year over year.

Earnings before interest and taxes

EBIT for our Process Automation division grew by $142 million, or 26 percent (18 percent in local currencies), in 2007. EBIT increased by $143 million in 2006. The EBIT margin increased to 10.6 percent from 9.9 percent in 2006 after improving from 8.0 percent in 2005. Increased contribution from higher revenues in all businesses, improved execution of large projects, improved capacity utilization and ongoing cost migration projects all contributed to improved margins.

Robotics

The financial results of our Robotics division were as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Orders	1,488	1,240	1,496
Order backlog	529	441	506
Revenues	1,407	1,288	1,699
EBIT	79	1	91

Orders

Orders increased by $248 million, or 20 percent (13 percent in local currencies), in 2007. Increases in orders in general industry, such as packaging, consumer electronics and food processing continued. Demand increased in the Service business and Paint Systems business in the automotive sector.

In 2006, orders decreased by $256 million, or 17 percent (17 percent in local currencies), from 2005. Lower demand in the automotive market and greater selectivity in project orders resulted in a decrease in orders in all parts of the business except service, which remained stable.

The geographic distribution of orders in 2007, 2006 and 2005 for our Robotics division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	56%	58%	52%
The Americas	24%	25%	31%
Asia	20%	17%	17%
Middle East and Africa	0%	0%	0%
Total	**100%**	**100%**	**100%**

In 2007, orders grew in all regions, while the share of total division orders derived from Europe and the Americas decreased due to an increase in the share of orders derived from Asia resulting from significant growth in that region compared to 2006. European orders increased in absolute terms, benefiting from the demand growth in general industry, such as packaging, consumer electronics and food processing and, in particular, the Systems business in western Europe. Orders in the Americas in 2007 increased, as a result of regaining a share of the automotive industry compared to 2006. Increased orders in Japan and China due to higher demand in general industry and automotive industry contributed to the growth in Asia in 2007. Total orders in MEA, which are not significant to the total division orders, also increased in 2007.

In 2006, European orders increased as a percentage of total division orders although the absolute value of orders from the region decreased slightly due to lower orders in western Europe, which more than offset an improvement in demand in eastern Europe. Orders in the Americas decreased, driven mainly by the downturn in the automotive industry, resulting in a decline in the region's share of orders. Asia's share of total division orders remained stable although we experienced a decrease in actual value of orders, primarily due to a decrease in Japan. An increase in demand was experienced in China even though decisions on some large projects were delayed.

Order backlog

Order backlog increased by $88 million, or 20 percent (12 percent in local currencies), as of December 31, 2007, from December 31, 2006, reflecting primarily the increased orders from general industry.

Order backlog decreased by $65 million, or 13 percent (18 percent in local currencies), as of December 31, 2006, from December 31, 2005, as a result of decreased orders primarily from the automotive sector during 2006.

Revenues

Revenues increased by $119 million, or 9 percent (3 percent in local currencies), in 2007. The increase in revenues followed the trend in orders led by the Systems business.

Revenues decreased by $411 million, or 24 percent (24 percent in local currencies), in 2006. This decrease was due both to the weak automotive sector as well as greater project selectivity, with a focus on improved profitability.

The geographic distribution of revenues in 2007, 2006 and 2005 for our Robotics division was approximately as follows:

Year ended December 31,	2007	2006	2005
Europe	58%	57%	47%
The Americas	23%	25%	37%
Asia	18%	18%	16%
Middle East and Africa	1%	0%	0%
Total	**100%**	**100%**	**100%**

In 2007, revenues increased in all regions reflecting the upward trend in orders. Revenues in Europe increased due to continued improvement in general industry which also resulted in a slight increase in the region's share of total revenues compared to 2006. America's share of total revenues decreased as the total revenues from this region remained stable as a result of the increased sales in general industry offset by the slower development in the automotive sector. Revenues from Asia grew, led by growth in China which allowed Asia to maintain its share of total revenues compared to 2006.

In 2006, revenues declined in all regions reflecting primarily a lower level of orders received. Revenues in central and eastern Europe remained stable at low levels, while western Europe recorded slightly lower revenues as a result of a slow-down in the automotive sector partially offset by improvements in general industry. The downturn in the north American automotive industry was reflected in the reduced share of revenues from the Americas. The share of revenues in Asia continued to grow, increasing in importance for the division.

Earnings before interest and taxes

EBIT for our Robotics division increased by $78 million. The EBIT margin for the division increased to 5.6 percent in 2007 from 0.1 percent in 2006.

Higher revenues, especially increased sales in general industry, margin improvements in the Systems business and increased sourcing of materials in emerging markets contributed to the EBIT improvement. In addition, 2006 included charges booked in association with a large project.

In 2006, EBIT for our Robotics division decreased to $1 million from $91 million in 2005. The EBIT margin for the division also decreased to 0.1 percent in 2006 from 5.4 percent in 2005. Both decreases reflected not only lower revenues but also costs associated with the optimization of manufacturing locations and costs related to improving the division's operational performance, such as R&D expenses for new product development and cost migration efforts, as well as charges associated with a large project.

Non-core and Other

As of December 31, 2007, Non-core and Other constituted corporate real estate activities, a few minor equity investments and other minor businesses which are in the divestment process.

Orders and revenues

Orders and revenues from Non-core and Other comprised primarily the rental income from internal real estate agreements, which are eliminated in the calculation of our total consolidated orders and revenues, as well as revenues from the remaining Distributed Energy business in the United Kingdom, Germany and Italy, and other businesses that are ceasing operations.

EBIT

EBIT in Non-core and Other in 2007 of $9 million included $43 million from our real estate operations, mainly from the gains on the sale of real estate properties in Switzerland, Norway, Brazil and Australia and $38 million net gain on the sale of equity investments in Jorf Lasfar and Neyveli. The EBIT in Non-core and Other was largely offset by a $42 million impairment charge in respect of one of our equity investments, which we intend to divest, as the anticipated market value is less than our book value, as well as other charges related to businesses that were sold.

In 2006, EBIT in Non-core and Other included $34 million from real estate activities, mainly gains from the sale of real estate in Europe and $61 million from Equity Ventures, representing primarily income from equity investments in Jorf Lasfar and Neyveli. Non-core and Other EBIT also included losses, mainly from old projects in the remaining Building Systems and other businesses. In 2005, EBIT in Non-core and Other was represented by $69 million from Equity Ventures and $10 million from real estate operations. These earnings were partly offset by costs associated with the closure of other business activities.

Corporate

Corporate comprises headquarters and stewardship, corporate research and development and other. EBIT for our corporate division was as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Headquarters and stewardship	(202)	(224)	(303)
Corporate research and development	(98)	(89)	(90)
Other	(10)	(8)	(8)
Total Corporate	**(310)**	**(321)**	**(401)**

Headquarters and stewardship operating results decreased in both 2007 and 2006 as a result of the continued focus on reducing corporate costs in the Company's operations throughout the world and in the headquarters in Zurich. Improved headquarters and stewardship results in 2007 as compared to 2006 were partly due to lower costs associated with the internal control measures to comply with the provisions of the Sarbanes Oxley Act of 2002. Headquarters and stewardship results in 2007 also included a $17 million contribution made to the Jürgen Dormann Foundation and some minor gains from businesses sold during the period.

Corporate R&D increased slightly in 2007, primarily due to the appreciation of the local currencies relative to the USD. Costs in Other primarily represent the general administrative expenses in our Group Treasury Operations.

Discontinued operations

The income (loss) from discontinued operations, net of tax is as set forth below:

Year ended December 31,	2007	2006	2005
($ in millions)			
Downstream Oil and Gas business	539	9	36
Building Systems business Germany	(2)	(65)	(20)
Power Lines	(3)	(5)	(9)
Transformer business South Africa	15	16	9
Cable business Ireland	(1)	(48)	(15)
Upstream Oil, Gas and Petrochemicals	21	15	(1)
Asbestos	–	(70)	(133)
Others	17	6	6
Total	**586**	**(142)**	**(127)**

Tax expense, net, in discontinued operations represented an expense (benefit) of $36 million, ($7) million and $9 million in 2007, 2006 and 2005, respectively.

For further discussion on the discontinued operations, see "Acquisitions, divestments and discontinued operations" and "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Capital expenditures

Total capital expenditures for property, plant and equipment including intangible assets amounted to $765 million, $556 million and $423 million in 2007, 2006 and 2005, respectively. Compared to the depreciation expenses, capital expenditures were 27 percent higher in 2007 and 3 percent and 29 percent lower in 2006 and 2005, respectively.

Due to the current geographic distribution of our production facilities, capital expenditures in 2007 remained at significant level in western Europe. Investments for capital expenditures in this region were primarily driven by upgrades of existing production facilities to improve productivity. Capital expenditures in emerging markets increased significantly in 2007 and continued to grow faster as compared to 2006 especially in India, Brazil, Mexico, Czech Republic and Poland. Capital expenditures in China in 2007 were at similar level as 2006 after a significant increase reported in 2007. Investments for capital expenditures in emerging markets were mostly made to expand or build new facilities to increase production capacity needed due to rapid growth in these geographical markets.

The carrying value of property, plant and equipment sold amounted to $30 million, $54 million and $81 million in 2007, 2006 and 2005, respectively. Of the total sales of property, plant and equipment in 2007, a significant portion was related to real estate properties in Norway, Sweden and Italy. In 2006, the sale of property, plant and equipment was related mostly to real estate properties, primarily in Switzerland and Germany.

Construction in progress for property, plant and equipment as of December 31, 2007 was $285 million, mainly in Sweden, the United States, China, India, Switzerland and Germany. As of December 31, 2006, the amount of construction in progress was $173 million, mainly in Germany, Finland, China, Sweden and Switzerland.

In 2008, we plan to continue increasing our capital expenditures to an amount which is higher than our expected annual depreciation and amortization charge. We anticipate higher investments in the emerging markets of Asia and relatively lower capital spending in Europe.

Liquidity and capital resources

Principal sources of funding

In 2007, 2006 and 2005, we met our liquidity needs principally using cash from operations, bank borrowings and to a decreasing extent, the sale of receivables under our securitization programs.

During 2007, 2006 and 2005, our financial position was strengthened by the positive cash flow from operating activities of $3,054 million, $1,939 million and $1,012 million, respectively. The cash generated in 2007, 2006 and 2005 enabled us to reduce the level of our securitization programs (see "Securitization programs"), to restructure or repurchase debt (see "Note 13 Debt" to our Consolidated Financial Statements) and to make discretionary pension contributions (see "Note 19 Employee benefits" to our Consolidated Financial Statements). The debt reductions combined with net income of $3,757 million, $1,390 million and $735 million in 2007, 2006 and 2005, respectively, have been the main drivers in the reduction in our gearing from 52 percent at December 31, 2005, to 19 percent at December 31, 2007. (See "Financial position"). The improvement in our financial position during 2007 is demonstrated in the table below:

at December 31,	2007	2006
($ in millions)		
Cash and equivalents	4,650	4,198
Marketable securities and short-term investments	3,460	528
Short-term debt and current maturities of long-term debt	(536)	(122)
Long-term debt	(2,138)	(3,160)
Net cash (defined as the sum of the above lines)	**5,436**	**1,444**

We believe that the cash flows generated from our business are sufficient to support business operations, capital expenditures, the payment of dividends to shareholders and contributions to pension plans. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year. We have the ability to supplement this near-term liquidity, if necessary, through access to the capital markets (including short-term commercial paper) and credit facilities. Consequently, we believe that our ability to obtain funding from these sources will continue to provide the cash flows necessary to satisfy our working capital and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. (See "Contractual obligations").

Debt and interest rates

At December 31, 2007 and 2006, total outstanding debt amounted to $2,674 million and $3,282 million, respectively, as shown in the table below.

at December 31,	2007	2006
($ in millions)		
Short-term term debt including current maturities of long-term debt (including bonds)	536	122
Long-term debt		
– bonds	1,983	2,884
– other long-term debt	155	276
Total debt	**2,674**	**3,282**

The decrease in debt in 2007 was primarily the result of the holders of our 3.5% CHF Convertible Bonds, due 2010, converting the total aggregate principal of 1 billion Swiss francs of our 3.5% CHF Convertible Bonds, due 2010, into shares. No new bonds were issued during 2007. In 2006, we restructured our debt through the induced conversion of our 4.625% USD Convertible Bonds, due 2007 and an exchange offer for our 9.5% EUR Instruments, due 2008 and our 10% GBP Instruments, due 2009. For the cash flow and financial impact of these transactions, see "Cash flows used in financing activities" and "Note 13 Debt" to our Consolidated Financial Statements.

Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate and/or foreign currency exposures arising on our debt. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities and we use cross currency swaps to effectively convert certain foreign currency denominated bonds into U.S. dollar liabilities.

After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,398 million and our fixed rate long-term debt (including current maturities) of $147 million was 6.8 percent and 6.4 percent, respectively. This compares with an effective rate of 5.8 percent for floating rate long-term debt of $2,188 million and 6.0 percent for fixed-rate long-term debt of $199 million as of December 31, 2006. The figures for fixed rate debt at December 31, 2006, exclude our convertible bonds of $820 million which bore interest at an effective rate of 3.5 percent until converted during 2007.

For a discussion of our use of derivatives to modify the characteristics of our individual bond issuances, see "Note 13 Debt" to our Consolidated Financial Statements.

Credit facilities

Since July 2005, we have in place a five-year, $2 billion multi-currency revolving credit facility. During 2007, we amended the facility to reduce the costs associated with it and to remove the sole remaining financial covenant which was related to maximum net leverage. For further details of this credit facility, see "Note 13 Debt" to our Consolidated Financial Statements.

No amount was drawn under the facility at December 31, 2007 and 2006. The facility is for general corporate purposes and will serve as back-stop facility to our commercial paper programs in the event that we issue commercial paper under the programs described below. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

Commercial paper

In October 2007, we established a $1 billion commercial paper program for the private placement of USD-denominated commercial paper in the United States. In December 2007, we established a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies. These new programs are in addition to the existing 5 billion Swedish krona program (equivalent to approximately $781 million, using December 31, 2007 exchange rates), allowing us to issue short-term commercial paper in either Swedish krona or euro.

As of December 31, 2007 and 2006, no amounts had been issued or were outstanding under these commercial paper programs.

Medium Term Note Program (MTN)

We have in place a MTN Program that allows us to issue up to the equivalent of $5,250 million in certain debt instruments. As of December 31, 2007 and 2006, $2,094 million and $1,898 million, respectively, of our total debt outstanding, were debt issuances under the MTN Program. The terms of the MTN Program do not obligate any third party to extend credit to us and the terms and availability of financings under the MTN Program are determined with respect to and as of the date of issuance of, each debt instrument.

Securitization programs

In addition to the aforementioned primary sources of liquidity and capital resources, we also have sold certain trade receivables in revolving-period securitization programs. Between 2005 and 2007, as our liquidity situation improved and the need for such financing declined, we have reduced the volume of receivables sold into such programs and, in 2007, terminated the remaining program.

For further discussion of our securitization programs, including cash flows related to securitization programs during 2007, 2006 and 2005, see "Off-balance sheet arrangements" and "Note 2 Significant accounting policies" and "Note 7 Securitization" to our Consolidated Financial Statements.

Credit ratings

Credit ratings are assessments by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Higher ratings generally result in lower borrowing costs and increased access to capital markets. Since April 2006, our ratings are again of "investment grade" that would be represented by Baa3 (or above) from Moody's and BBB- (or above) from Standard & Poor's.

In April 2007, Standard & Poor's increased our corporate rating from BBB+ to A- and our long-term unsecured debt from BBB to A-. The ratings from Moody's remained unchanged during 2007. At December 31, 2007, our long-term company ratings were Baa1 and A-, from Moody's and Standard & Poor's, respectively, as was our long-term unsecured debt. This compares to Moody's and Standard & Poor's ratings of Baa1 and BBB+, respectively, for our long-term company ratings and Baa1 and BBB for our long-term unsecured debt at December 31, 2006.

On January 21, 2008, Moody's announced an upgrade in our long-term ratings from Baa1 to A3.

Limitations on transfers of funds

Currency and other local regulatory limitations exist related to the transfer of funds in a number of countries where we operate, including: Brazil, China, Egypt, India, Korea, Malaysia, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be transferred offshore from these countries and are therefore deposited and used for working capital needs locally. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. These funds are reported as cash on our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. As of December 31, 2007 and 2006, the balance of cash and equivalents and marketable securities and other short-term investments under such limitations totaled approximately $1,332 million and $1,195 million, respectively.

Financial position

Balance sheet

During 2007 and 2006, divestments and the discontinuation of certain businesses were recorded as discontinued operations. Accordingly, the balance sheet data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale and in discontinued operations.

Current assets

As of December 31,	2007	2006
($ in millions)		
Cash and equivalents	4,650	4,198
Marketable securities and short-term investments	3,460	528
Receivables, net	8,582	6,566
Inventories, net	4,863	3,807
Prepaid expenses	307	247
Deferred taxes	783	572
Other current assets	368	240
Assets held for sale and in discontinued operations	132	1,397
Total current assets	**23,145**	**17,555**

Our total current assets as of December 31, 2007, increased by 32 percent, as compared to total current assets as of December 31, 2006. (See "Cash flows").

As of December 31, 2007 and 2006, we had cash and equivalents and marketable securities and short-term investments totaling $8,110 million and $4,726 million, respectively. Approximately $5,757 million and $2,661 million as of December 31, 2007 and 2006, respectively, was invested in time deposits by our Group Treasury Operations and was denominated primarily in USD and EUR. Further amounts, totaling approximately $1,332 million and $1,195 million, as of December 31, 2007 and 2006, respectively, were deposited locally in countries where currency or other local regulatory limitations exist, as described above under "Liquidity and capital resources – Limitations on transfers of funds." Balances not remitted to Group Treasury Operations are primarily denominated in the currency of the respective country holding the balance.

We invest surplus cash available in time deposits and marketable securities with varied maturities based on defined investment guidelines and the liquidity requirements of the business. Investments which have maturities of three months or less at the time of acquisition are classified as part of cash and equivalents and those that have maturities of more than three months at the time of acquisition are classified as part of marketable securities and short-term investments. The balance of marketable securities and short-term investments fluctuate depending on the timing of these investments. As described in "Net interest and other finance expense" from August 2007, we invested our excess liquidity in time deposits rather than marketable securities due to the market turbulence.

Receivables, net, as at the end of 2007, increased from the end of 2006 by approximately 31 percent. Approximately 35 percent of this increase was related to the appreciation of local currencies relative to the USD. In addition, the increase in revenues during the year from all of the core divisions also contributed to the increase in the receivables, net.

Inventories, net, also increased primarily reflecting the increase in our order backlog as at the end of 2006. Approximately 47 percent of this increase was related to the appreciation of local currencies relative to the USD. The increase in inventories was particularly high in our Power Products and Automation Products divisions to execute the increased order backlog.

The reduction in assets held for sale and in discontinued operations mainly reflects the sale of Lummus in 2007.

Current liabilities

As of December 31,	2007	2006
($ in millions)		
Accounts payable, trade	4,167	3,279
Billings in excess of sales	829	394
Accounts payable, other	1,289	1,172
Short-term debt and current maturities of long-term debt	536	122
Advances from customers	2,045	1,490
Deferred taxes	371	226
Provisions and other	3,342	2,864
Accrued expenses	1,737	1,513
Asbestos obligations	101	150
Liabilities held for sale and in discontinued operations	62	1,275
Total current liabilities	**14,479**	**12,485**

Total current liabilities as of December 31, 2007, increased by 16 percent compared to December 31, 2006. More than 50 percent of this increase was due to the appreciation of the local currencies relative to the USD. Excluding the currency impact, the increase in business volume was the main factor contributing to the increase in current liabilities.

Total accounts payable and billings in excess of sales as of December 31, 2007, increased compared to December 31, 2006, due primarily to an increase in business volume in all of the core divisions. Short-term debt and current maturities of long-term debt were higher than 2006, as more long-term debt became due within one year. Advances from customers also increased reflecting the increased volume of orders received during 2007, particularly in our Power Products and Power Systems divisions. The increase in provisions for warranties and contract penalties as a result of increased business volume is a major driver behind the increase in provisions and other. These increases were offset by a decrease in asbestos obligations. (See "Contingencies and retained liabilities"). Liabilities held for sale and in discontinued operations decreased following the sale of Lummus.

Non-current assets		
As of December 31,	**2007**	**2006**
($ in millions)		
Financing receivables, net	487	539
Property, plant and equipment, net	3,246	2,793
Goodwill	2,421	2,369
Other intangible assets, net	270	286
Prepaid pension and other employee benefits	380	373
Investments in equity method companies	63	545
Deferred taxes	862	507
Other non-current assets	127	175
Total non-current assets	**7,856**	**7,587**

Total non-current assets as of December 31, 2007, increased by 4 percent compared to December 31, 2006.

Financing receivables, net, as of December 31, 2007, which includes lease and loan receivables, decreased compared to December 31, 2006, mainly due to the settlement of a long-term note receivable ahead of scheduled maturity.

Of the total increase in the value of property, plant and equipment, net, between December 31, 2007 and December 31, 2006, approximately 63 percent was related to the change in the value of the USD against local currencies. All of our core divisions except Robotics raised their investment levels to further improve production capacities. Capital expenditure in Robotics remained at the same level as the prior year. The major capital expenditures during 2007 were investments in machinery and equipment in China, Germany, Sweden, Finland and Switzerland.

During 2007, goodwill increased principally due to the change in the value of the USD against local currencies. Investments in equity method companies are lower than the previous year mainly reflecting the sale of Jorf Lasfar. The increase in deferred taxes mainly reflects the recognition of tax assets on net operating losses carried forward and other items, which previously did not meet the more likely than not standard of being realized.

Non-current liabilities

As of December 31,	2007	2006
($ in millions)		
Long-term debt	2,138	3,160
Pension and other employee benefits	631	809
Deferred taxes	407	763
Asbestos obligations	–	282
Other liabilities	1,797	1,154
Total non-current liabilities	**4,973**	**6,168**

During 2007, our long-term debt was significantly reduced through the conversion by bondholders of our 1 billion Swiss francs convertible bonds into equity and the reclassification of a portion of our long-term debt to short-term debt and current maturities of long-term debt. (See "Liquidity and capital resources – Debt and interest rates"). Our gearing ratio, excluding borrowings in discontinued operations, was 19 percent as of December 31, 2007, as compared to 34 percent as of December 31, 2006, reflecting the reduction of our total debt and the increase in stockholders' equity during 2007, primarily due to the growth in net income and the conversion of our convertible bonds.

The reduction in the balance of pension and other employee benefits during 2007 was the net result of increases in the discount rates, changes in mortality tables and changes in actuarial assumptions during 2007, as well as minor discretionary pension contributions. (See "Application of critical accounting policies").

The balance of deferred taxes decreased mainly due to a reclassification as of January 1, 2007, of approximately $340 million to other liabilities as a consequence of the adoption of FIN 48.

Asbestos obligations decreased from $282 million in 2006 to $0 million in 2007, given that payments of $304 million, including a payment of $204 million upon the sale of Lummus were paid during 2007. The remaining asbestos obligation accrued is due in 2008 and has been classified in current liabilities.

The increase in other liabilities is predominantly due to income tax related liabilities of $556 million which includes the reclassification of approximately $340 million from deferred taxes as of January 1, 2007, as a result of the adoption of FIN 48. (See "Note 17 Income taxes"). Other liabilities further include non-current deposit liabilities of $298 million and $302 million, deferred income of $113 million and $118 million, non-current derivative liabilities of $162 million and $113 million, management incentive plan provisions of $71 million and $58 million and other non-current liabilities of $352 million and $312 million as of December 31, 2007 and 2006, respectively. Other liabilities also includes provisions for the estimated environmental remediation costs related to our former Nuclear Technology business of $245 million and $251 million as of December 31, 2007 and 2006, respectively. (See "Environmental liabilities" and "Note 16 Commitments and contingencies" and "Note 18 Other liabilities" to our Consolidated Financial Statements).

Cash flows

In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated, as permitted by SFAS No. 95, *Statement of Cash Flows* (SFAS 95).

The Consolidated Statements of Cash Flows can be summarized as follows:

Year ended December 31,	2007	2006	2005
($ in millions)			
Cash flows provided by operating activities	**3,054**	**1,939**	**1,012**
Cash flows used in investing activities	**(2,291)**	**(694)**	**(316)**
Cash flows used in financing activities	**(625)**	**(392)**	**(896)**
Effects of exchange rate changes on cash and equivalents	275	184	(259)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	39	25	37
Net change in cash and equivalents – continuing operations	**452**	**1,062**	**(422)**

Cash flows provided by operating activities

Operating activities provided net cash of $3,054 million in 2007, substantially up by $1,115 million from the prior year. This increase was driven primarily by significantly higher cash effective earnings (net income after adjusting back non-cash and non-operating expenses) year over year as well as by comparatively lower cash outflows towards operating assets and liabilities. Cash outflows arising from the changes in operating assets and liabilities were $267 million during 2007, compared to $571 million in 2006. This improvement was a result of an improved focus on working capital management, particularly with respect to inventories and trade payables.

Cash flows provided by operating activities increased in all of our core divisions where higher cash outflow requirements for working capital, as a result of the significant increase in the volume of operations, were more than offset by the significant increase in cash effective earnings. The Power Systems division contributed to cash flows provided by operating activities in 2007, the majority of which was as a result of high advances from customers on major projects and resulting from the closer management of trade payables. In the Power Products division, working capital improvements were driven by improved inventory management.

Cash flows provided by operating activities in 2007 included $382 million asbestos payments, of which $204 million was paid upon the sale of Lummus. In addition, the taxes paid during 2007 were more than 30 percent higher compared to 2006.

Due to the improved liquidity situation of the group we terminated the securitization activities in the United States during the third quarter of 2007. This termination had an impact on the full year cash flows from operations of $178 million. Approximately 50 percent of this impact was in our Power Products division.

Cash flows provided by operating activities increased by $927 million in 2006, as compared to 2005. Approximately 50 percent of this increase was attributable to the significant reduction in the amount of receivables securitized in 2005 (see "Off-balance sheet arrangements"), which resulted in a reduction of our cash flow in our core divisions and Corporate during 2005. In addition, the increased revenues and the high capacity utilization, mainly in our Power Products and Automation Products divisions, resulted in higher cash outflows towards increased working capital levels in 2006. These increases were more than offset by the advances received from our customers, particularly in our Process Automation division and an increase in the cash effective earnings of most of our core divisions. Cash flows provided by operating activities increased in all our core divisions relative to 2005.

Cash flows used in investing activities

Year ended December 31,	2007	2006	2005
($ in millions)			
Proceeds from sale of businesses, net of acquisitions	1,088	24	(124)
Purchases of property, plant and equipment and intangibles, net of disposals	(681)	(408)	(339)
Purchases of marketable securities (other than trading) and short-term investments, net of sales	(2,754)	(377)	(82)
Other investing activities, net	56	67	229
Cash flows used in investing activities	**(2,291)**	**(694)**	**(316)**

Investing activities include: accounts receivable from leases and third party loans (financing receivables); net investments in marketable securities that are not held for trading purposes; asset purchases, net of disposals and acquisitions of, investments in and divestitures of businesses.

Cash flows used in investing activities during 2007 were $2,291 million. Net cash inflows from the sale of businesses and equity accounted companies amounted to $1,142 million in 2007. This net inflow included approximately $810 million net proceeds from the sale of Lummus, as well as $483 million net proceeds from the sale of our interests in Jorf Lasfar and Neyveli. These inflows were offset by a cash outflow of $173 mil-

lion related to the sale of Building Systems in Germany. Net cash outflows for acquisitions amounted to $54 million in 2007, including $26 million for the acquisition of Raman Boards Ltd in India.

Total cash disbursement for the purchase of property, plant and equipment and intangibles, net of disposals, in 2007 increased by approximately $270 million, reflecting higher capital expenditures due to new growth projects and increasing capacity requirements. Capital expenditure payments during the year amounted to $756 million, which included $457 million towards the purchase of machinery and equipment, $128 million for land and buildings, $84 million for the purchase of intangible assets, mainly software and $87 million for projects which are under construction. Cash received from the sale of property, plant and equipment during 2007 included $58 million proceeds from the sale of real estate properties, mainly in Italy and France, and $16 million from the sale of machinery and equipment in various locations.

The substantial increase in net purchases of marketable securities and short-term investments from $377 million in 2006, to $2,754 million in 2007, reflects the investment of the increased liquidity generated by the group. Other outflows of marketable securities and short-term investments in 2007 include $49 million in purchases of marketable securities to contribute to the pension funds in Germany and $30 million in additional net cash invested by our captive insurance company.

Acquisitions and divestments, net, for the year ended December 31, 2006, mainly included the proceeds received from the sale of our Power Lines businesses in Venezuela and South Africa as well as the sale of our Cable business in Ireland. In 2005, we had a cash outflow from acquisitions and divestments, net, primarily due to the cash sold with our Lease Portfolio business in Finland and cash payments in connection with settlements related to our Upstream Oil and Gas business.

In 2006, as a consequence of the increase in the volume of orders and continued high capacity utilization, cash outflows for the purchase of property, plant and equipment increased. Total cash disbursed for capital expenditures during 2006 was $536 million. Of this amount $308 million was spent on machinery and equipment, $111 million on land and buildings, $45 million on intangibles, mainly software and $72 million on projects which are under construction, the majority of which relates to machinery and equipment. In the same year, there was $108 million in proceeds on the sale of land and buildings, primarily in Europe and $20 million from the sale of machinery and equipment. Major capital expenditures on investment in machinery and equipment during 2005 occurred primarily in Europe and Asia.

Cash outflows from all other investing activities, net, in 2006, were $310 million, including the purchase of marketable securities of $449 million which were contributed to the pension funds in Germany. These purchases of marketable securities were partially offset by the cash inflows and outflows related to other marketable securities. During 2005, net cash provided by all other investing activities was $147 million, which included the sale of our lease portfolio and the release of restricted cash which were offset by the purchase of marketable securities of $262 million which were contributed to our pension funds in Germany.

Cash flows used in financing activities

Year ended December 31,	2007	2006	2005
($ in millions)			
Change in debt, net of repayments	(56)	(64)	(832)
Payments made upon induced bond conversion and bond exchange	–	(183)	–
Issuance of shares	241	47	35
Purchases of shares	(199)	–	–
Dividends paid	(449)	(203)	–
Dividend paid to minority shareholders	(117)	(94)	(74)
Other financing activities	(45)	105	(25)
Cash flows used in financing activities	**(625)**	**(392)**	**(896)**

Our financing activities primarily include debt, both from the issuance of debt securities and borrowings directly from banks, capital and treasury stock transactions and dividends paid.

During 2007, we purchased, on the open market, 10 million of our own shares for use in connection with our employee incentive plans, resulting in a cash outflow of $199 million and the corresponding increase in treasury stock.

The issuance of shares represents the exercise of call options by a bank and the issuance of shares to employees in connection with our Employee Share Acquisition Plan (ESAP). The call options held by the bank (and related to our management incentive plan launches in 2001, 2003 and 2004) had been issued by us at fair value with strike prices ranging from CHF 7.00 to CHF 13.49. The exercise by the bank resulted in the issuance of approximately 19.6 million shares and net proceeds of $181 million. The exercise by employees of the options they held under the ESAP resulted in the issuance of 3.7 million shares and net proceeds of $60 million.

Dividends paid in 2007 of $449 million, represented a dividend of CHF 0.24 per share. Dividends paid to minority shareholders amounted to $117 million in 2007.

As there were no bond maturities or significant repurchases of bonds in 2006, repayments of debt were significantly reduced compared to 2005. During 2006, the capital increase resulting from the issuance of shares under our employee share acquisition plan led to a net cash inflow of $47 million. During 2006, we paid a dividend of CHF 0.12 per share which resulted in an outflow of $203 million. Dividends paid to minority shareholders increased by $20 million to $94 million compared to the $74 million paid in 2005. Other financing activities in 2006 included $72 million payments made in relation to the induced conversion of our 4.625% USD Convertible Bonds, due 2007, $111 million payments in connection with the exchange of our 10% GBP Instruments, due 2009 and the 9.5% EUR Instruments, due 2009, which were partly offset by cash inflows from certain financial derivative transactions.

Significant cash outflows from financing activities during 2005 included the repayment of maturing bonds and the repurchase of bonds. The cash inflow for the capital and treasury stock transactions primarily represented the capital increase resulting from our ESAP.

Disclosures about contractual obligations and commitments

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported on our Consolidated Balance Sheets as of December 31, 2007. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations as of December 31, 2007:

Payments due by period	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
($ in millions)					
Long-term debt obligations	2,545	407	180	934	1,024
Interest payments related to long-term debt obligations	838	206	254	184	194
Operating lease obligations	1,863	354	543	407	559
Purchase obligations	4,701	3,804	716	134	47
Total	**9,947**	**4,771**	**1,693**	**1,659**	**1,824**

We have determined our long-term debt obligations and interest payments related to long-term debt obligations by reference to the payments due under the terms of our debt obligations at the time such obligations were incurred. However, we use interest rate swaps to modify the characteristics of certain of our debt obligations. The net effect of these swaps may be to increase or decrease the actual amount of our cash interest payment obligations, which may differ from those stated in the above table. For further details on our debt obligations and the related hedges, see "Note 13 Debt" to our Consolidated Financial Statements. Of the total of $647 million unrecognized tax benefits for 2007 it is expected that $68 million will be paid within less than a year, however, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount of $579 million. (See "Note 17 Taxes").

Off-balance sheet arrangements

Commercial commitments

Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded.

FIN 45 requires that we disclose the "maximum potential exposure" of certain guarantees, as well as possible recourse provisions that may allow us to recover from third parties amounts paid out under such guarantees. The "maximum potential exposure" as defined by FIN 45 does not allow any discounting of our assessment of actual exposure under the guarantees. The information below reflects our maximum potential exposure under the guarantees, which is higher than our assessment of the expected exposure.

Guarantees

The following table provides quantitative data regarding our third-party guarantees. The maximum potential payments represent a "worst-case scenario," and do not reflect our expected results.

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

December 31,	2007		2006	
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
($ in millions)				
Performance guarantees	957	9	1,092	1
Financial guarantees	131	–	166	–
Indemnification guarantees	328	1	80	–
Total	**1,416**	**10**	**1,338**	**1**

Guarantees related to third party performance
Performance guarantees represent obligations where we guarantee the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, we will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit.

We retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2015 but in some cases have no definite expiration date. In May 2000, we sold our interest in the Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold us harmless against any claims arising under such guarantees. Our best estimate of the total maximum potential exposure of quantifiable guarantees issued by us on behalf of our former Power Generation business is approximately $171 million and $717 million at December 31, 2007 and 2006, respectively. We have not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

We have retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees is approximately $393 million and $375 million at December 31, 2007 and 2006, respectively. We have the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees is approximately $13 million and $21 million at December 31, 2007 and 2006, respectively.

We retained obligations for guarantees related to the Lummus business sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to five years. The maximum amount payable under the guarantees is approximately $301 million at December 31, 2007. We have the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees is approximately $30 million at December 31, 2007.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $92 million at December 31, 2007.

Guarantees related to financial obligations
Financial guarantees represent irrevocable assurances that we will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2007 and 2006, we had $131 million and $166 million, respectively, of financial guarantees outstanding. Of those amounts, $56 million and $80 million, respectively, were issued on behalf of companies in which we currently have or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations run to 2010 with the longest expiring in 2021.

Guarantees related to indemnification

We have indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims.

We delivered to the purchasers of the Lummus business and our interest in Jorf Lasfar, guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2007 of $50 million and $189 million, respectively, relating to these businesses will reduce over time, pursuant to the sales agreements.

We delivered to the purchaser of the Upstream Oil, Gas and Petrochemicals business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2007 and 2006, of approximately $89 million and $80 million, respectively, relating to this business will reduce over time, pursuant to the sales agreement, subject to foreign exchange fluctuations.

With respect to the sale of Lummus, we retained certain liabilities, including potential fines and penalties connected with suspect payments made prior to completion of the sale. We have disclosed these suspect payments to the United States Securities and Exchange Commission and the United States Department of Justice. We cannot estimate the likelihood of an unfavorable outcome or the amount of any potential loss. Therefore, we have not recorded any provisions for any potential fines or penalties relating to these suspect payments.

Securitization programs

In addition to the primary sources of liquidity and capital resources described in the section entitled "Liquidity and capital resources," we have sold certain trade receivables in revolving-period securitization programs. Between 2005 and 2007, as our liquidity improved and the need for such financing declined, the volume of trade receivables sold into such programs correspondingly declined. During 2007, we terminated the remaining revolving-period securitization program and, as of December 31, 2007, no amounts were outstanding.

During 2007, 2006 and 2005, respectively, we received and paid, in respect of securitization programs, the following amounts:

Year ended December 31,	2007	2006	2005
($ in millions)			
Gross trade receivables sold	1,265	2,001	4,925
Collections made on behalf of purchaser	(1,513)	(2,091)	(5,489)
Discount, liquidity and program fees	(8)	(8)	(18)
Decrease in retained interests	65	80	178
Net cash paid during the year	191	31	404
Receivable as of December 31	–	13	–

We paid discount and program fees on our securitization programs. Discounts were based on the amount of funding that we received, while program fees were based on the programs' size. These costs, of $8 million, $8 million and $18 million in 2007, 2006 and 2005, respectively, are included in interest and other finance expense.

In addition, we transfer receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2007 and 2006 were approximately $378 million and $538 million, respectively, of which, sales of $5 million in 2006 only, related to assets held for sale and in discontinued operations. During each of 2007 and 2006, the related costs, including the associated gains and losses, were $5 million, respectively. (See "Note 2 Significant accounting policies" and "Note 7 Securitization" to our Consolidated Financial Statements).

Variable interests

We are a party to certain off-balance sheet arrangements including variable interests in unconsolidated entities. (See "Note 12 Investments in equity method accounted companies" to our Consolidated Financial Statements).

Related and certain other parties

In the normal course of our activities, we sell products and derive certain other revenues from companies in which we hold an equity interest. The revenues derived from these transactions are not material to us and, to our knowledge, these transactions are not material to those companies. In addition, in the normal course of our activities, we purchase products from companies in which we hold an equity interest. The amounts involved in these transactions are not material to us and, to our knowledge, these transactions are not material to those companies. Also, in the normal course of our activities, we engage in transactions with businesses that we have divested on terms that we believe are negotiated on an arm's length basis. (See "Note 16 Commitments and contingencies" to our Consolidated Financial Statements).

We have participations in joint ventures and affiliated companies, which are accounted for using the equity method. Many of these entities have been established to perform specific functions, such as constructing, operating and maintaining a power plant. In addition to our investments, we may provide products to specific projects, may act as the contractor of such projects or may operate the finished products. We may also grant lines of credit to these joint ventures or affiliated companies for specific projects and guarantee their obligations, as discussed under the section entitled "Off-balance sheet arrangements" above. These joint ventures, affiliated companies or project-specific entities generally receive revenues either from the sale of the final product or from selling the output generated by the product. The revenue usually is defined by a long-term contract with the end user of the output. (See "Note 16 Commitments and contingencies" to our Consolidated Financial Statements).

Contingencies and retained liabilities

Environmental liabilities

We are engaged in environmental clean-up activities at certain sites principally in the United States of America, arising under various United States (U.S.) and other environmental protection laws and under certain agreements with third parties. Provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value because timing of payments cannot be reasonably estimated. We may be able to recover a portion of the costs relating to these matters from insurers or other third parties; however, we record such amounts only when it is probable that they will be collected. We are of the opinion, based upon information presently available and on advice of external advisers, that the resolution of any such liability would not have a material adverse effect on our Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

We retain liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by our former subsidiary, ABB CE-Nuclear Power Inc., which we sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, we have retained the environmental liabilities associated with our former Combustion Engineering subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with the Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made available, we believe that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, we believe the remediation may take until 2011.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from us. Westinghouse Electric Company LLC (Westinghouse), BNFL's former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Westinghouse brought legal action against former owner/operators of the Hematite site and the U.S. Government under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) to recover past and future remediation costs. The defendants contested Westinghouse's claims. During 2006, an arbitration ruling related to indemnification of former owner/operators contained in the Combustion Engineering purchase agreement for the site was unfavorable to Westinghouse's claims, potentially increasing the Westinghouse costs subject to the cost sharing agreement. Separately, based on the publicly available draft Remedial Investigation Report and Decommissioning Plan prepared by Westinghouse and other site related data, we were able to re-estimate our share of the expected total remediation costs for the Hematite site. The unfavorable outcome of the arbitration was largely offset by a lower site remediation cost estimate. Thus, in 2006, we made no adjustment to the reserve for our share of the Hematite site remediation cost. During 2007, Westinghouse's efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

During 2007, we reached agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. government formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and our radiological license for the site. Management believes this could result in cost efficiencies as well as expedited completion of the remediation activities at the site.

We established a provision of $300 million in income (loss) from discontinued operations in 2000 for our estimated share of the remediation costs for these sites. As of December 31, 2007 and 2006, we have recorded in current and non-current other liabilities reserves of $245 million and $251 million, respectively, net of payments from inception of $50 million and $47 million, respectively and reversal of $3 million in 2007 and $2 million in 2005 to income (loss) from discontinued operations reflecting realized cost savings. The balance of the provision at December 31, 2007 represents our best estimate of our remaining remediation costs for these facilities. Expenditures charged to the provision were $3 million, $4 million and $9 million during 2007, 2006 and 2005, respectively. We have estimated that during 2008 we will charge expenditures of approximately $26 million to the provision.

Consolidated Financial Statements
Consolidated Income Statements

Year ended December 31 (in millions, except per share data)	2007	2006	2005
Sales of products	$ 24,816	$ 19,503	$ 17,622
Sales of services	4,367	3,778	3,342
Total revenues	**29,183**	**23,281**	**20,964**
Cost of products	(17,292)	(13,967)	(13,205)
Cost of services	(2,923)	(2,570)	(2,305)
Total cost of sales	**(20,215)**	**(16,537)**	**(15,510)**
Gross profit	**8,968**	**6,744**	**5,454**
Selling, general and administrative expenses	(4,975)	(4,326)	(3,780)
Other income (expense), net	30	139	37
Earnings before interest and taxes	**4,023**	**2,557**	**1,711**
Interest and dividend income	273	147	153
Interest and other finance expense	(286)	(307)	(407)
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	**4,010**	**2,397**	**1,457**
Provision for taxes	(595)	(686)	(464)
Minority interest	(244)	(179)	(126)
Income from continuing operations before cumulative effect of accounting change	**3,171**	**1,532**	**867**
Income (loss) from discontinued operations, net of tax	586	(142)	(127)
Income before cumulative effect of accounting change	**3,757**	**1,390**	**740**
Cumulative effect of accounting change, net of tax	–	–	(5)
Net income	**$ 3,757**	**$ 1,390**	**$ 735**
Basic earnings (loss) per share			
Income from continuing operations before cumulative effect of accounting change	$ 1.40	$ 0.72	$ 0.43
Income (loss) from discontinued operations, net of tax	0.26	(0.07)	(0.07)
Cumulative effect of accounting change, net of tax	–	–	0.00
Net income	**$ 1.66**	**$ 0.65**	**$ 0.36**
Diluted earnings (loss) per share			
Income from continuing operations before cumulative effect of accounting change	$ 1.38	$ 0.69	$ 0.42
Income (loss) from discontinued operations, net of tax	0.25	(0.06)	(0.06)
Cumulative effect of accounting change, net of tax	–	–	0.00
Net income	**$ 1.63**	**$ 0.63**	**$ 0.36**

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

at December 31 (in millions, except share data)	2007	2006
Cash and equivalents	$ 4,650	$ 4,198
Marketable securities and short-term investments	3,460	528
Receivables, net	8,582	6,566
Inventories, net	4,863	3,807
Prepaid expenses	307	247
Deferred taxes	783	572
Other current assets	368	240
Assets held for sale and in discontinued operations	132	1,397
Total current assets	**23,145**	**17,555**
Financing receivables, net	487	539
Property, plant and equipment, net	3,246	2,793
Goodwill	2,421	2,369
Other intangible assets, net	270	286
Prepaid pension and other employee benefits	380	373
Investments in equity method companies	63	545
Deferred taxes	862	507
Other non-current assets	127	175
Total assets	**$ 31,001**	**$ 25,142**
Accounts payable, trade	$ 4,167	$ 3,279
Billings in excess of sales	829	394
Accounts payable, other	1,289	1,172
Short-term debt and current maturities of long-term debt	536	122
Advances from customers	2,045	1,490
Deferred taxes	371	226
Provisions and other	3,342	2,864
Accrued expenses	1,737	1,513
Asbestos obligations	101	150
Liabilities held for sale and in discontinued operations	62	1,275
Total current liabilities	**14,479**	**12,485**
Long-term debt	2,138	3,160
Pension and other employee benefits	631	809
Deferred taxes	407	763
Asbestos obligations	–	282
Other liabilities	1,797	1,154
Total liabilities	**19,452**	**18,653**
Minority interest	592	451
Stockholders' equity:		
Capital stock and additional paid-in capital (2,570,314,947 and 2,370,314,947 authorized shares at December 31, 2007 and 2006, respectively)	5,634	4,514
Retained earnings	6,955	3,647
Accumulated other comprehensive loss	(1,330)	(2,019)
Less: Treasury stock, at cost (18,725,475 and 8,782,721 shares at December 31, 2007 and 2006, respectively)	(302)	(104)
Total stockholders' equity	**10,957**	**6,038**
Total liabilities and stockholders' equity	**$ 31,001**	**$ 25,142**

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Year ended December 31 (in millions)	2007	2006	2005
Operating activities:			
Net income	$ 3,757	$ 1,390	$ 735
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	602	570	597
Provisions, net	(362)	243	466
Pension and postretirement benefits	(61)	(4)	(62)
Deferred taxes	(351)	113	38
Net gain from sale of property, plant and equipment	(46)	(76)	(44)
Income from equity accounted companies	(55)	(95)	(109)
Minority interest	246	179	131
Loss (gain) on sale of discontinued operations	(541)	–	16
Other	132	190	159
Changes in operating assets and liabilities:			
Trade receivables	(1,112)	(594)	(892)
Inventories	(551)	(512)	(328)
Trade payables	530	256	(42)
Billings in excess of sales	374	132	68
Advances from customers	411	461	161
Other assets and liabilities, net	81	(314)	118
Net cash provided by operating activities	**3,054**	**1,939**	**1,012**
Investing activities:			
Changes in financing receivables	56	67	229
Purchases of marketable securities (other than trading) and short-term investments	(10,115)	(4,743)	(1,915)
Purchases of property, plant and equipment and intangible assets	(756)	(536)	(456)
Acquisitions of businesses (net of cash acquired)	(54)	(3)	(27)
Proceeds from sales of marketable securities (other than trading) and short-term investments	7,361	4,366	1,833
Proceeds from sales of property, plant and equipment	75	128	117
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	1,142	27	(97)
Net cash used in investing activities	**(2,291)**	**(694)**	**(316)**
Financing activities:			
Net changes in debt with maturities of 90 days or less	(19)	(26)	(9)
Increases in debt	210	151	155
Repayment of debt	(247)	(189)	(978)
Issuance of shares	241	47	35
Purchase of treasury shares	(199)	–	–
Dividends paid	(449)	(203)	–
Dividends paid to minority shareholders	(117)	(94)	(74)
Payments made upon induced bond conversion	–	(72)	–
Payments made upon bond exchange	–	(111)	–
Other	(45)	105	(25)
Net cash used in financing activities	**(625)**	**(392)**	**(896)**
Effects of exchange rate changes on cash and equivalents	275	184	(259)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	39	25	37
Net change in cash and equivalents – continuing operations	**452**	**1,062**	**(422)**
Cash and equivalents beginning of period	4,198	3,136	3,558
Cash and equivalents end of period	**$ 4,650**	**$ 4,198**	**$ 3,136**
Supplementary disclosure of cash flow information			
Interest paid	$ 246	$ 274	$ 332
Taxes paid	$ 780	$ 594	$ 325
Carrying value of debt and accrued interest converted into capital stock	$ 843	$ 953	$ –

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2007, 2006 and 2005 (in millions)	Capital stock and additional paid-in capital	Retained earnings
Balance at January 1, 2005	**$ 3,083**	**$ 1,725**
Comprehensive income:		
Net income		735
Foreign currency translation adjustments		
Accumulated foreign currency translation adjustments allocated to divestments of businesses		
Effect of change in fair value of available-for-sale securities (net of tax of $2)		
Minimum pension liability adjustments (net of tax of ($18))		
Change in derivatives qualifying as cash flow hedges (net of tax of $24)		
Total comprehensive income		
Issuance of shares	35	
Share-based payment arrangements	4	
Treasury share transactions	(1)	
Balance at December 31, 2005	**$ 3,121**	**$ 2,460**
Comprehensive income:		
Net income		1,390
Foreign currency translation adjustments		
Effect of change in fair value of available-for-sale securities (net of tax of ($1))		
Minimum pension liability adjustments (net of tax of ($15))		
Change in derivatives qualifying as cash flow hedges (net of tax of ($21))		
Total comprehensive income		
Adjustment upon adoption of SFAS 158 (net of tax of $6)		
Treasury share transactions	(1)	
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407	
Dividends paid		(203)
Conversion of convertible bonds	903	
Issuance of shares	47	
Share-based payment arrangements	21	
Call options	16	
Balance at December 31, 2006	**$ 4,514**	**$ 3,647**
Comprehensive income:		
Net income		3,757
Foreign currency translation adjustments		
Accumulated foreign currency translation adjustments allocated to divestments of businesses		
Effect of change in fair value of available-for-sale securities (net of tax of $0)		
Unrecognized income related to pensions and other postretirement plans (net of tax of ($5))		
Adjustments related to pensions and other postretirement plans allocated to divestments of businesses (net of tax of $0)		
Change in derivatives qualifying as cash flow hedges (net of tax of $4)		
Total comprehensive income		
Treasury share transactions	(1)	
Dividends paid		(449)
Conversion of convertible bonds	830	
Issuance of shares	241	
Share-based payment arrangements	45	
Call options	5	
Balance at December 31, 2007	**$ 5,634**	**$ 6,955**

See accompanying Notes to the Consolidated Financial Statements.

Accumulated other comprehensive loss						
Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other post-retirement plan adjustments	Unrealized gain on cash flow hedge derivatives	**Total accumulated other comprehensive loss**	Treasury stock	**Total stockholders' equity**
$ (1,708)	**$ 12**	**$ (206)**	**$ 56**	**$ (1,846)**	**$ (138)**	**$ 2,824**
						735
(52)				(52)		(52)
4				4		4
	(11)			(11)		(11)
		(8)		(8)		(8)
			(49)	(49)		(49)
						619
						35
						4
					2	1
$ (1,756)	**$ 1**	**$ (214)**	**$ 7**	**$ (1,962)**	**$ (136)**	**$ 3,483**
						1,390
294				294		294
	(3)			(3)		(3)
		11		11		11
			67	67		67
						1,759
		(426)		(426)		(426)
					1	–
						407
						(203)
					25	928
						47
					6	27
						16
$ (1,462)	**$ (2)**	**$ (629)**	**$ 74**	**$ (2,019)**	**$ (104)**	**$ 6,038**
						3,757
505				505		505
51				51		51
	9			9		9
		59		59		59
		84		84		84
			(19)	(19)		(19)
						4,446
					(198)	(199)
						(449)
						830
						241
						45
						5
$ (906)	**$ 7**	**$ (486)**	**$ 55**	**$ (1,330)**	**$ (302)**	**$ 10,957**

Notes to the Consolidated Financial Statements

(U.S. dollar amounts in millions, except per share amounts)

Note 1 The company
ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company specializing in power and automation technologies that improve the performance of utility and industry customers, while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

Note 2 Significant accounting policies
The following is a summary of significant accounting policies followed in the preparation of these Consolidated Financial Statements.

Basis of presentation
The Consolidated Financial Statements are prepared in accordance with United States of America (United States or U.S.) generally accepted accounting principles (U.S. GAAP) and are presented in United States dollars ($ or USD) unless otherwise stated. Par value of capital stock is denominated in Swiss francs.

Scope of consolidation
The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated. Investments in joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Reclassifications
Amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation, primarily related to the application of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), in reflecting assets and liabilities held for sale and in discontinued operations.

Operating cycle
A portion of the Company's operating cycle, including long-term construction activities, exceeds one year. For classification of current assets and liabilities related to these types of construction activities, the Company elected to use the duration of the contracts as its operating cycle.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are addressed in the Notes to these Consolidated Financial Statements.

Cash and equivalents
Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition.

Marketable securities and short-term investments
All current debt and equity securities are classified as "available-for-sale" at the time of purchase and are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the accumulated other comprehensive loss component of stockholders' equity, net of tax (accumulated other comprehensive income) until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities using the specific identification method.

The Company analyzes its available-for-sale securities for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment. The Company records an impairment charge through current period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date, unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

Concentrations of credit risk
The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies throughout the world. Concentrations of credit risk with respect to trade receivables are limited, as the Company's customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed and generally, no collateral is required. The Company maintains reserves for potential credit losses. Such losses, in the aggregate, are in line with the Company's expectations.

It is the Company's policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held, as well as maintaining such investments in time deposits or other liquid investments. The Company has not incurred significant credit losses related to such investments.

The Company's exposure to credit risk on derivative financial instruments is the risk that the counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies that require the establishment and periodic review of credit limits for individual counterparties. In addition, the Company has entered into close-out netting agreements with most counterparties. Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Revenue recognition

The Company generally recognizes revenues when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and upon transfer of title, including the risks and rewards of ownership to the customer, or upon the rendering of services.

Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting pursuant to Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1). The Company principally uses the cost-to-cost or delivery events method to measure progress towards completion on contracts. Management determines the method used by type of contract based on its judgment as to which method best measures progress towards completion on contracts. Short-term construction-type contracts or long-term contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful are accounted for under the completed-contract method as required by SOP 81-1. Revenues under the completed-contract method are recognized upon substantial completion that is acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from the Company's activities involved in providing services to customers primarily subsequent to the sale and delivery of a product or complete system; such revenues consist principally of maintenance-type contracts.

In accordance with Emerging Issues Task Force (EITF) No. 00-21, *Revenue Arrangements with Multiple Deliverables* (EITF 00-21), when multiple elements such as products and services are contained in a single arrangement or in related arrangements with the same customer, the Company allocates revenues to each element based on its relative fair value or acccrding to the residual method should no evidence for the fair value of the delivered item be available, provided that such element meets the criteria for treatment as a separate unit of accounting.

Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs, or the Company has demonstrated the customer-specified objective criteria, or the contractual acceptance period has lapsed.

In accordance with EITF No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, Gross Versus Net Presentation)* (EITF 06-3), taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales, use, value-added and some excise taxes are presented on a net basis (excluded from revenues).

Product-related expenses and contract loss provisions

The Company provides for anticipated costs for warranties when it recognizes revenues on the related products or contracts. Losses on product and maintenance-type contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues. Shipping and handling costs are recorded as a component of cost of sales.

Sales or transfers of receivables

The Company, in its normal course of business, sells/transfers trade receivables without recourse (see Note 7) directly to banks and/or pursuant to factoring or similar type arrangements. The Company accounts for such sales/transfers of trade receivables in accordance with Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (SFAS 140). SFAS 140 requires an entity to derecognize financial assets when control has been surrendered, as evaluated in accordance with the criteria provided in SFAS 140. Sales or transfers that do not meet the requirements of SFAS 140 are accounted for as secured borrowings.

Inventories

Inventories are stated at the lower of cost (determined using either the first-in, first-out or the weighted-average cost method) or market. Inventoried costs are stated at acquisition cost or actual production cost, including direct material and labor and applicable manufacturing overheads, reduced by amounts recognized in cost of sales. For inventory relating to long-term contracts, inventoried costs include amounts relating to contracts with long production cycles, a portion of which is not expected to be realized within one year.

Impairment of long-lived assets and accounting for discontinued operations

Long-lived assets that are "held and used" are assessed for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the assets net carrying value exceeds the assets net undiscounted cash flows expected to be generated over its remaining useful life including net proceeds expected from disposition of the asset, if any, the carrying amount of the asset is reduced to its estimated fair value, pursuant to the measurement criteria of SFAS 144. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets.

In accordance with SFAS 144, the Company includes in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to the Company's plans for their sale or abandonment. Depreciation and amortization cease when the assets meet the criteria to be classified as held for sale. Results from discontinued operations are recognized in the period in which they occur. Assets and liabilities classified as held for sale are measured at the lower of carrying amount or fair value less cost to sell. Assets and liabilities related to sold operations that are retained are recorded in continuing assets and liabilities; future adjustments of such balances are recorded through income (loss) from discontinued operations in the Consolidated Income Statements. In the Consolidated Statements of Cash Flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, *Statement of Cash Flows.*

U.S. dollar amounts in millions, except per share amounts

Goodwill and other intangible assets

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill is tested for impairment annually or more frequently if impairment indicators arise. The Company performs its annual impairment assessment on October 1. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

The cost of acquired intangible assets is amortized on a straight-line basis over their estimated useful lives, typically ranging from 3 to 10 years. Intangible assets are tested for impairment in accordance with SFAS 144, upon the occurrence of certain triggering events.

Capitalized software costs
Capitalized costs of software for internal use are accounted for in accordance with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years. Capitalized costs of a software product to be sold are accounted for in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,* and are amortized on a straight-line basis over the estimated life of the product. The Company periodically performs an evaluation to determine that the unamortized cost of software to be sold does not exceed the net realizable value. The Company expenses costs incurred prior to technological feasibility, and thereafter capitalizes costs incurred in developing or obtaining software for internal use and for software products to be sold.

Property, plant and equipment
Property, plant and equipment is stated at cost, less accumulated depreciation, and is depreciated using the straight-line method. The estimated useful lives of the assets are generally as follows:

Factories and office buildings: 30 to 40 years
Other facilities: 15 years
Machinery and equipment: 3 to 15 years
Furniture and office equipment: 3 to 8 years

Derivative financial instruments and hedging activities
The Company uses derivative financial instruments to manage interest rate, currency and commodity risk exposures, arising from its global operating, financing and investing activities.

Due to the global nature of its operations, the Company is exposed to foreign currency exchange risks in the ordinary course of business. The Company's policies require that its industrial entities economically hedge their foreign currency risk exposures from binding contracts denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products and related foreign currency purchases over the next twelve months.

The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended and interpreted (SFAS 133). SFAS 133 requires the Company to recognize all derivatives, other than certain derivatives indexed to the Company's own stock, on the Consolidated Balance Sheets at fair value. Derivatives that are not designated as hedging instruments are reported at fair value through earnings. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings consistent with the classification of the hedged item.

Forward foreign exchange contracts are the primary instrument used to manage foreign exchange risks. Where forward foreign exchange contracts are designated as cash flow hedges under SFAS 133, changes in their fair value are recorded in accumulated other comprehensive loss until the hedged item is recognized in earnings. The Company also enters into forward foreign exchange contracts that serve as economic hedges of existing assets and liabilities. These do not qualify for hedge accounting under SFAS 133 and, consequently, changes in their fair value are reported in earnings.

If an underlying hedged transaction is terminated early, the hedging derivative instrument is treated as if terminated simultaneously, with any gain or loss on termination of the derivative immediately recognized in earnings. Where derivative financial instruments have been designated as hedges of forecasted transactions, and such forecasted transactions become probable of not occurring, hedge accounting is discontinued. Any derivative gain or loss previously included in accumulated other comprehensive loss is reclassified into earnings.

To reduce its interest rate and currency exposure arising from its borrowing activities, the Company uses interest rate and currency swaps. Where interest rate swaps are designated as fair value hedges, changes in the fair value of the swaps are recognized in earnings, as are the changes in the fair value of the underlying debt, attributable to the risks being hedged. Where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is included in earnings.

Certain commercial contracts may grant rights to the Company or the counterparties, or contain other provisions that are considered to be derivatives under SFAS 133. Such embedded derivatives are assessed at inception of the contract, and depending on their characteristics, accounted for as separate derivative instruments pursuant to SFAS 133.

Sale-leasebacks
The Company occasionally enters into transactions accounted for as sale-leasebacks, in which fixed assets, generally real estate and/or equipment, are sold to a third party and then leased for use by the Company. Under certain circumstances, the necessary criteria to recognize a sale of the assets may not occur, and the transaction is reflected as a financing transaction, with the proceeds received from the transaction reflected as a borrowing or deposit liability. When the necessary criteria have been met to recognize a sale, gains or losses on the sale of the assets are generally deferred and amortized over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognized. The lease of the assets is accounted for as either an operating lease or a capital lease, depending upon its specific terms, as required by Statement of Financial Accounting Standards No. 13, *Accounting for Leases.*

U.S. dollar amounts in millions, except per share amounts

Translation of foreign currencies and foreign exchange transactions

The functional currency for most of the Company's operations is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for income statement accounts using average exchange rates prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in accumulated other comprehensive loss until the entity is sold, substantially liquidated or evaluated for impairment in anticipation of disposal.

Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intercompany loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in accumulated other comprehensive loss.

Taxes

The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. For financial statement purposes, the Company records a deferred tax asset when it determines that it is more likely than not that the deduction will be sustained based upon the deduction's technical merit. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries to the extent it is expected that these earnings are permanently reinvested in accordance with Accounting Principles Board Opinion No. 23, *Accounting for Income Taxes – Special Areas* (APB 23). Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies on the basis of their technical merits, including relative tax law and Organisation for Economic Co-operation and Development (OECD) guidelines, as well as on items relating to potential audits by tax authorities based upon its best estimate of the facts and circumstances as of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. The Company provides for contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 requires applying a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 effective January 1, 2007.

The adoption of FIN 48 as of January 1, 2007, led to the reclassification of certain income tax-related liabilities in the Consolidated Balance Sheet, a decrease of approximately $340 million in the opening balance of deferred taxes – non-current liabilities, a decrease of approximately $100 million in the opening balance of provisions and other – current liabilities, a decrease of approximately $30 million in the opening balance of accrued expenses – current liabilities and an increase of approximately $470 million in the opening balance of other liabilities – non-current liabilities. The adjustment to opening retained earnings was immaterial. As required by FIN 48, prior periods have not been restated.

Expense related to tax penalties is classified in the Consolidated Financial Statements as provision for tax. Interest is classified in the Consolidated Financial Statements as interest and other finance expense.

Research and development

Research and development expense included in selling, general and administrative expenses was $871 million, $758 million and $668 million in 2007, 2006 and 2005, respectively.

Earnings per share

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, outstanding options and shares granted subject to market and/or vesting conditions under the Company's share-based payment arrangements and, prior to September 2007, shares issuable in relation to outstanding convertible bonds. See further discussion related to earnings per share in Note 22 and further discussion of the potentially dilutive securities in Notes 13 and 20.

Share-based payment arrangements

The Company has various share-based payment arrangements, which are described more fully in Note 20. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), using the modified-prospective transition method. SFAS 123R requires employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award. Prior to January 1, 2006, the Company accounted for these plans in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123). In connection with cash-settled warrant appreciation rights granted under the management incentive plan (MIP) and the conditionally granted shares awarded under the long-term incentive plan (LTIP), compensation cost was recognized in the Consolidated Income Statement in 2005 in accordance with APB 25. No stock-based compensation was recognized prior to January 1, 2006, for the warrants issued under the MIP and the stock options granted by the Company under the employee share acquisition plan (ESAP), as all warrants or options granted under these plans had exercise prices equal to, or greater than, the market value of the underlying shares on the date of grant.

U.S. dollar amounts in millions, except per share amounts

Asset retirement obligations

The Company may have a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In 2005, the Company recognized the cumulative effect of an accounting change of $5 million, net of tax, in the Consolidated Income Statements as a result of the adoption of the Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143* (FIN 47). In accordance with FIN 47, the Company recognizes a liability for the fair value of a conditional asset retirement obligation when the fair value of the liability can be reasonably estimated.

Pensions and other postretirement benefits

The Company recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status in its Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS 158). Additionally, the Company measures a plan's assets and obligations that determine its funded status as of the end of the year, and recognizes the changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in accumulated other comprehensive loss and as a separate component of stockholders' equity. The Company adopted SFAS 158 in 2006. See Note 19 for further discussion of SFAS 158 and the Company's employee benefit plans.

New accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications (excluding requirements of other standards), and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. In February 2008, the Financial Accounting Standards Board issued Staff Position (FSP) No. 157-b, *Effective Date of FASB Statement No. 157* (FSP 157-b). FSP 157-b delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis (at least annually) until the beginning of the first quarter of 2009. The Company is currently evaluating the impact of adopting SFAS 157 on its fair value measurements with respect to those nonfinancial assets and nonfinancial liabilities that are subject to delayed application under FSP 157-b. With respect to fair value measurement of financial instruments, the adoption of SFAS 157 is not expected to have a significant impact on the Company's Consolidated Financial Statements. However, the resulting fair values calculated under SFAS 157 after adoption may be different than the fair values that would have been calculated under previous guidance.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement. SFAS 159 is effective for the Company as of the beginning of the first quarter of 2008. The Company will consider the adoption of SFAS 159 for new financial transactions entered into after December 31, 2007.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* (SFAS 160), and revised Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141R). The statements require most assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for the Company in 2009, and earlier adoption is prohibited. The Company will apply SFAS 141R to business combinations occurring after the effective date. SFAS 160 will be applied prospectively, with the exception of the presentation and disclosure requirements which will be made on a retrospective basis, to all noncontrolling interests. After adoption, noncontrolling interests of $592 million and $451 million in 2007 and 2006, respectively, will be classified as a part of stockholders' equity. Income attributable to noncontrolling interests of $244 million and $179 million in 2007 and 2006, respectively, will be excluded from net income, although such income will continue to be deducted to calculate earnings per share. Purchases and sales of noncontrolling interests will be reported in equity.

Note 3 Acquisitions, divestments and discontinued operations

Acquisitions

During 2007, 2006 and 2005, the Company invested $54 million, $3 million and $27 million, in 14, 11, and 22, new businesses, joint ventures or affiliated companies, respectively. Acquisitions have been accounted for under the purchase method and have been included in the Company's Consolidated Financial Statements since the date of acquisition. The aggregate excess of the purchase price over the fair value of net assets acquired totaled $23 million, $2 million and $6 million in 2007, 2006 and 2005, respectively, and was recorded as goodwill. The Company has not presented the pro forma results of operations of the acquired businesses as the results are not material to the Consolidated Financial Statements.

Divestments

In addition to the sold businesses described under discontinued operations below, the Company has divested businesses and investments not considered by management to be aligned with its focus on power and automation technologies as described in Note 1. Since these divestments did not meet the requirements of SFAS 144, the results of operations of these divested businesses are included in the Company's Consolidated Income Statements in the respective line items of income from continuing operations, through the date of divestment.

In May 2007, the Company completed the sale of its 50 percent stake in Jorf Lasfar Energy Company S.C.A. (Jorf Lasfar), a power plant based in Morocco, and its 50 percent stake in S.T.CMS Electric Company Private Limited (Neyveli), a power plant in India, to Taqa, the Abu Dhabi National Energy Company. The Company's share of the pre-tax earnings of Jorf Lasfar was $21 million, $67 million and $62 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company's share of the pre-tax earnings of Neyveli for the years ended December 31, 2007, 2006 and 2005 was $4 million, $9 million and $23 million, respectively. The transaction resulted in a gain of approximately $38 million, which is included in continuing operations.

U.S. dollar amounts in millions, except per share amounts

Note 3 Acquisitions, divestments and discontinued operations, continued

During 2007, 2006 and 2005, the Company sold several operating units and investments, excluding the divestments disclosed above or below in discontinued operations, for total proceeds of $27 million, $9 million and $24 million, respectively, and recognized net gains on disposal of $11 million, $3 million and $20 million, respectively, which are included in other income (expense), net. Revenues and income from these businesses and investments were not significant in 2007, 2006 or 2005.

Discontinued operations

The Company's Consolidated Financial Statements for all periods presented were impacted by activities relating to the divestitures of a number of businesses. The following planned or completed disposals met the SFAS 144 criteria for presentation as held for sale and/or discontinued operations in the reporting periods.

Transformer business in South Africa

During the third quarter of 2007, the Company reclassified its transformer business in South Africa to discontinued operations based on an agreement to sell its 50 percent stake in the shares of ABB Powertech Transformers, located in South Africa, to Powertech, a wholly-owned subsidiary of the Altron Group. This business was part of the Company's Power Products division prior to being reclassified to discontinued operations. ABB Powertech Transformers is currently jointly owned in equal portions by ABB Ltd and Powertech. The transformer business in South Africa had revenues of $167 million, $146 million and $118 million for the years ended December 31, 2007, 2006 and 2005, respectively. Income for 2007, 2006 and 2005 was $15 million, $16 million and $9 million, respectively, recorded in income (loss) from discontinued operations, net of tax.

Downstream oil and gas business

During the first quarter of 2007, the Company reclassified its downstream oil and gas business, Lummus Global (Lummus), to discontinued operations based on management's decision to sell that business. This business was part of Non-core and Other prior to being reclassified to discontinued operations. In November 2007, the Company completed the sale of Lummus to Chicago Bridge & Iron (CB&I) and received net cash proceeds of approximately $810 million. The sale triggered an accelerated payment of $204 million by the Company to the CE Asbestos PI Trust, a trust set up to cover asbestos liabilities of Combustion Engineering. The payment to the trust was executed on November 14, 2007. The Company retains certain liabilities including for potential fines and penalties connected with suspect payments made prior to completion of the sale (see Note 16).

The Lummus business had revenues of $985 million and $929 million for the years ended December 31, 2006 and 2005, respectively. Income recorded for 2006 and 2005 was $9 million and $36 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Up to the divestment date in 2007, the Lummus business had revenues of $870 million and income of $9 million, recorded in income (loss) from discontinued operations, net of tax. In addition, the Company had a gain on the sale of Lummus of $530 million, recorded in income (loss) from discontinued operations, net of tax.

Building Systems business in Germany

In April 2007, the Company completed the sale of its Building Systems business in Germany. This business was part of Non-core and Other prior to being reclassified to discontinued operations. The purchaser of this business was the WISAG Group, located in Germany. The business had revenues of $286 million and $354 million for the years ended December 31, 2006 and 2005, respectively. Losses for 2006 and 2005 were $65 million and $20 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Of the loss reported for 2006, $67 million was an impairment charge based upon the proceeds which were expected from the sale of the business. Up to the divestment date in 2007, the business had revenues of $47 million and a loss of $2 million, recorded in income (loss) from discontinued operations, net of tax.

Power Lines business

In February 2007, the Company sold its Power Lines businesses in Brazil and Mexico for a sales price of $20 million and no gain or loss. These businesses had revenues of $80 million and $84 million and income (loss) of ($4) million and $3 million for the years ended December 31, 2006 and 2005, respectively, which was recorded in income (loss) from discontinued operations, net of tax. Up to the divestment date in 2007, these businesses had revenues of $39 million and a loss of $3 million, recorded in income (loss) from discontinued operations, net of tax.

In 2006, the Company disposed of its Power Lines businesses in Venezuela and South Africa. These businesses had revenues of $8 million and $18 million and income (loss) of ($1) million and $0 million for the years ended December 31, 2006 and 2005, respectively, recorded in income (loss) from discontinued operations, net of tax.

In 2005, the Company completed the sale of its Power Lines businesses in Germany, Italy and Nigeria. Up to the divestment date in 2005, these businesses recorded revenues of $27 million and a loss of $12 million in income (loss) from discontinued operations, net of tax.

All Power Lines businesses were part of the Company's Power Systems division prior to being reclassified to discontinued operations.

Cable business

In 2006, the Company sold its cable business in Ireland to Longford Cable Ltd, based in the United Kingdom. This business was part of the Company's Power Products division prior to being reclassified to discontinued operations. The business had revenues of $76 million and a loss of $15 million, recorded in income (loss) from discontinued operations, net of tax, for the year ended December 31, 2005. Up to the divestment date in 2006, the business recorded revenues of $95 million and a loss of $48 million in income (loss) from discontinued operations, net of tax. The majority of the loss recorded in 2006 related to the sale of the business.

Foundry business

In 2005, the Company completed the sale of its Foundry business. This business was part of the Company's Process Automation division prior to being reclassified to discontinued operations. The Foundry business had revenues of $41 million and a loss of $1 million in 2005, recorded in income (loss) from discontinued operations, net of tax.

U.S. dollar amounts in millions, except per share amounts

Note 3 Acquisitions, divestments and discontinued operations, continued

Control Valves business

In 2005, the Company sold its Control Valves business in Japan. This business was part of the Company's Power Products division prior to being reclassified to discontinued operations. The Control Valves business had revenues of $26 million and income of $15 million in 2005. The income recorded in 2005 includes $14 million related to the gain on sale of the Control Valves business, recorded in income (loss) from discontinued operations, net of tax.

Upstream oil and gas business

In 2006, the Company and the buyer of the upstream oil and gas business entered into an agreement to settle certain items which were disputed by the buyer after the closing of the transaction in 2004. In 2007 and 2006, the Company recorded income in connection with the release of certain provisions, amounting to approximately $21 million and $15 million in income (loss) from discontinued operations, net of tax, related to the divestment.

Structured Finance business

In November 2005, the Company completed the sale of its remaining Structured Finance business and divested the Lease Portfolio business in Finland. This business was part of Non-core and Other prior to being reclassified to discontinued operations. With lease and loan financial receivables of approximately $300 million, the Lease Portfolio business was the last remaining major entity of the Structured Finance business. In 2005, the Company recorded a loss of approximately $28 million in income (loss) from discontinued operations, net of tax, principally related to the loss on sale of the business.

Other

In addition, the Company has also reflected certain other operations as held for sale and in discontinued operations, as appropriate.

Income (loss) from discontinued operations, net of tax, also includes costs related to the Company's asbestos obligations of approximately $0 million, $70 million and $133 million in 2007, 2006 and 2005, respectively (see Note 16).

Operating results of the held for sale and discontinued operations are summarized as follows:

Year ended December 31,	2007	2006	2005
Revenues	$ 1,123	$ 1,602	$ 1,677
Costs and expenses, finance loss	(1,047)	(1,668)	(1,775)
Operating income (loss) before taxes	**76**	**(66)**	**(98)**
Tax (expense) benefit	(20)	7	(13)
Operating income (loss) from discontinued operations	**56**	**(59)**	**(111)**
Gain (loss) from dispositions, net of tax	530	(83)	(16)
Income (loss) from discontinued operations, net of tax	**$ 586**	**$ (142)**	**$ (127)**

The major components of assets and liabilities held for sale and in discontinued operations in the Company's Consolidated Balance Sheets are summarized as follows:

December 31,	2007	2006
Cash and equivalents, Marketable securities and short-term investments	$ 26	$ 65
Receivables, net	37	820
Inventories, net	56	115
Prepaid expenses and Other assets	2	43
Property, plant and equipment	11	25
Goodwill and Other intangible assets, net	–	236
Prepaid pension and other employee benefits	–	2
Investments in equity method companies	–	91
Assets held for sale and in discontinued operations	**$ 132**	**$ 1,397**
Accounts payable	$ 18	$ 368
Short-term debt and current maturities of long-term debt	–	5
Advances from customers	25	53
Provisions and other	14	157
Accrued expenses	4	457
Pensions and other employee benefits	–	195
Other liabilities, non-current	1	40
Liabilities held for sale and in discontinued operations	**$ 62**	**$ 1,275**

As of December 31, 2006, assets and liabilities held for sale and in discontinued operations includes assets and liabilities of the Lummus business. The sale of Lummus was completed in November 2007.

U.S. dollar amounts in millions, except per share amounts

Note 4 Marketable securities and short-term investments

Marketable securities and short-term investments consisted of the following:

December 31,	2007	2006
Available-for-sale securities	$ 351	$ 314
Time deposits	2,889	38
Cash-settled call options serving as hedges of the Company's MIP (see Note 20)	220	176
Total	**$ 3,460**	**$ 528**

To hedge its exposure to fluctuations in fair value of the Company's warrant appreciation rights (WARs) issued under the Company's MIP, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock* (EITF 00-19), the cash-settled call options have been recorded as assets measured at fair value with subsequent changes in fair value recorded in accumulated other comprehensive loss and released to earnings to the extent that they offset the change in fair value of the liability for the WARs. Changes in the fair value of the cash-settled call options included in accumulated other comprehensive loss were $36 million and $38 million at December 31, 2007 and 2006, respectively.

Available-for-sale securities, classified as marketable securities, consisted of the following:

December 31,	2007		2006	
	Cost	Fair value	Cost	Fair value
Equity securities	**$ 58**	**$ 65**	**$ 47**	**$ 50**
Debt securities:				
U.S. government obligations	86	88	78	77
European government obligations	20	19	26	25
Corporate	132	132	120	118
Other	48	47	45	44
Total debt securities	**286**	**286**	**269**	**264**
Total	**$ 344**	**$ 351**	**$ 316**	**$ 314**

At December 31, 2007 and 2006, unrealized gains and losses on available-for-sale securities were not significant. At December 31, 2007, contractual maturities of the above available-for-sale debt securities consisted of the following:

	Cost	Fair value
Less than one year	$ 22	$ 21
One to five years	142	142
Six to ten years	84	85
Due after ten years	38	38
Total	**$ 286**	**$ 286**

Gross realized gains on available-for-sale securities were $130 million, $96 million and $18 million in 2007, 2006 and 2005, respectively. Gross realized losses on available-for-sale securities were $1 million, $3 million and $34 million in 2007, 2006 and 2005, respectively. Such gains and losses are included in interest and other finance expense.

Gross unrealized losses of those available-for-sale securities that have been in a continuous unrealized loss position were not significant at December 31, 2007, 2006 and 2005.

At December 31, 2007 and 2006, the Company pledged $65 million and $58 million, respectively, of marketable securities as collateral for issued letters of credit and other security arrangements.

Note 5 Financial instruments

Cash flow hedges

The Company enters into forward foreign exchange contracts to manage the foreign exchange risk of its operations. The Company also uses commodity contracts to manage its commodity risks. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is shown in either revenues or cost of sales consistent with the classification of the earnings impact of the underlying transaction being hedged.

The amount of derivative financial instrument gains or losses reclassified from accumulated other comprehensive loss to earnings was a net gain of $79 million, $95 million and $27 million in 2007, 2006 and 2005, respectively. Of the $55 million included in accumulated other comprehensive loss at December 31, 2007, $50 million is expected to be reclassified to earnings in 2008 and $5 million is expected to be reclassified to earnings in 2009 through 2011.

Fair value hedges

To reduce its interest rate and foreign currency exposures arising primarily from its borrowing activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as

U.S. dollar amounts in millions, except per share amounts

Note 5 Financial instruments, continued

the changes in fair value of the underlying liabilities attributable to the risks being hedged, are recorded as offsetting gains and losses in the determination of earnings. The hedge ineffectiveness in 2007, 2006 and 2005, resulted in a gain (loss) of $0 million, $3 million and ($16) million, respectively.

Disclosure about fair values of financial instruments
The Company uses the following methods and assumptions in estimating fair values for financial instruments:

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt: The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments: Fair values of marketable securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amounts of short-term investments approximate the fair values.

Financing receivables and loans (non-current portion): Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2007, were $104 million and $102 million, respectively, and at December 31, 2006, were $154 million and $154 million, respectively.

Long-term debt (non-current portion): Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at December 31, 2007, were $2,138 million and $2,300 million, respectively, and at December 31, 2006, were $3,160 million and $4,448 million, respectively.

Derivative financial instruments: Fair values are the amounts by which the contracts could be settled. These fair values were estimated by using a discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2007 and 2006, the carrying values equal fair values. Current derivative assets are recorded in other current assets, and non-current derivative assets are recorded in other non-current assets. Current derivative liabilities are recorded in provisions and other and non-current derivative liabilities are recorded in other liabilities. The fair values were:

December 31,	2007	2006
Derivative assets, current	$ 295	$ 187
Derivative assets, non-current	83	121
Total	**$ 378**	**$ 308**
Derivative liabilities, current (see Note 14)	$ 243	$ 146
Derivative liabilities, non-current (see Note 18)	162	113
Total	**$ 405**	**$ 259**

Note 6 Receivables, net
Receivables, net consisted of the following:

December 31,	2007	2006
Trade receivables	$ 6,734	$ 5,069
Other receivables	602	641
Allowance	(224)	(174)
	7,112	**5,536**
Unbilled receivables, net:		
Costs and estimated profits in excess of billings	3,370	2,025
Advance payments received	(1,900)	(995)
	1,470	**1,030**
Total	**$ 8,582**	**$ 6,566**

Trade receivables include contractual retention amounts billed to customers of $250 million and $158 million at December 31, 2007 and 2006, respectively. Management expects that the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consisted of value added tax, claims, employee and customer-related advances and other non-trade receivables. The 2006 amount of other receivables also includes the retained interests on sold receivables under the Company's securitization program. In 2007, the Company terminated its remaining revolving-period securitization program (see Note 7).

Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

U.S. dollar amounts in millions, except per share amounts

Note 7 Securitization

During 2007, the Company terminated its remaining revolving-period securitization program and as of December 31, 2007, no amounts were outstanding. As disclosed in Note 2, the Company accounted for the securitization of trade receivables in accordance with SFAS 140.

During 2007, 2006 and 2005, the following cash flows were received and paid by the Company, in respect of its securitization programs, to either a qualifying special purpose entity or to a VIE, unrelated to the Company:

December 31,	2007	2006	2005
Gross trade receivables sold	$ 1,265	$ 2,001	$ 4,925
Collections made on behalf of purchaser	(1,513)	(2,091)	(5,489)
Discount, liquidity and program fees	(8)	(8)	(18)
Decrease in retained interests	65	80	178
Net cash paid during the year	191	31	404
Receivable as of December 31	**$ –**	**$ 13**	**$ –**

The total expense (representing discount, liquidity and program fees) related to the securitization of trade receivables under revolving-period securitization programs of $8 million, $8 million and $18 million in 2007, 2006 and 2005, respectively, is included in interest and other finance expense.

In addition, the Company transfers receivables outside of the above described securitization program. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2007, 2006 and 2005, were approximately $378 million, $538 million and $530 million, respectively, of which sales of $5 million in 2006 only, related to assets held for sale and in discontinued operations. During each of 2007, 2006 and 2005, the related costs, including the associated gains and losses, were $5 million, which is included in interest and other finance expense.

Note 8 Inventories, net

Inventories, net, consisted of the following:

December 31,	2007	2006
Raw materials	$ 1,879	$ 1,469
Work in process	2,240	1,770
Finished goods	981	720
Advances to suppliers	240	208
	5,340	**4,167**
Advance payments received	(477)	(360)
Total	**$ 4,863**	**$ 3,807**

Work in process contains inventoried costs relating to long-term contracts of $356 million in 2007 and $395 million in 2006.

Note 9 Financing receivables, net

Financing receivables consisted of the following:

December 31,	2007	2006
Loans receivable	$ 104	$ 154
Pledged financial assets	298	302
Other	85	83
Total	**$ 487**	**$ 539**

Loans receivable primarily represent financing arrangements provided to customers related to products manufactured by the Company.

The Company entered into tax-advantaged leasing transactions with U.S. investors prior to 1999. The prepaid rents relating to these transactions are reflected as pledged financial assets, with an offsetting non-current deposit liability, which is included in other liabilities (see Note 18). Net gains on these transactions are being recognized over the lease terms, which expire by 2021.

U.S. dollar amounts in millions, except per share amounts

Note 13 Debt, continued

No amount was drawn under the facility at December 31, 2007 and 2006. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

Long-term debt

The Company utilizes a variety of derivative instruments to modify the characteristics of its long-term debt. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. For certain non-U.S. dollar denominated debt, the Company utilizes cross-currency swaps to effectively convert the debt into a U.S. dollar obligation. As required by SFAS 133, the carrying value of debt, designated as being hedged by fair value hedges, is adjusted for changes in the fair value of the debt attributable to the risks being hedged.

The following table summarizes the Company's long-term debt considering the effect of interest rate and currency swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

December 31,	2007			2006		
	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	$ 2,398	5.8%	6.8%	$ 2,188	5.8%	5.8%
Fixed rate	147	2.4%	6.4%	199	2.5%	6.0%
Convertible bonds	–	–	–	820	3.5%	3.5%
	2,545			**3,207**		
Current portion of long-term debt	(407)	4.4%	6.1%	(47)	4.5%	4.5%
Total	**$ 2,138**			**$ 3,160**		

At December 31, 2007, maturities of long-term debt were as follows:

Due in 2008	$ 407
Due in 2009	174
Due in 2010	6
Due in 2011	925
Due in 2012	9
Thereafter	1,024
Total	**$ 2,545**

Bond conversions

During 2007, holders of the total aggregate principle amount of 1 billion Swiss francs of the Company's 3.5% CHF Convertible Bonds, due 2010, converted their bonds into shares. The conversions resulted in the issuance of approximately 105 million shares out of contingent capital. Total debt decreased by approximately $825 million as a result of the conversion of the bonds, while capital stock and additional paid-in capital increased by approximately $830 million, representing the carrying value of debt and accrued interest converted into shares, net of certain charges in connection with the share issuance.

During 2006, the Company announced an offer to holders of its outstanding 4.625% USD Convertible Bonds, due 2007, that contained certain incentives to induce the bondholders to convert their bonds into the Company's American Depositary Shares (ADSs). Approximately 98 percent of the holders accepted the conversion offer which resulted in the issuance of approximately 105 million shares of the Company out of contingent capital and the delivery of ADSs to the bondholders. The Company exercised its right under the terms of the bonds to call the remaining outstanding 4.625% USD Convertible Bonds, due 2007, resulting in the remaining bonds being converted into approximately 2 million ADSs. This obligation was met by using treasury shares. As a result of the induced conversion and the Company's subsequent call, a total of approximately 107 million ADSs were issued to bondholders.

In connection with the conversion offer in 2006, the Company incurred expenses related to the write-off of unamortized debt issuance costs, inducement payments to bondholders and transaction costs, totaling approximately $55 million, which are included in interest and other finance expense in accordance with Statement of Financial Accounting Standards No. 84, *Induced Conversions of Convertible Debt.* Total debt decreased by approximately $932 million as a result of the conversion of the bonds, while the impact on equity (capital stock and additional paid-in capital and treasury stock) was an increase of approximately $928 million, after consideration of certain net charges in connection with the share issuance. Cash payments upon conversion of the bonds amounted to $72 million, including inducement payments to bondholders and transaction costs which are included in the $55 million recorded in interest and other finance expense, as well as other conversion-related payments.

Bond exchange

During 2006, the Company completed an exchange offering related to the 9.5% EUR Instruments, due 2008, and 10% GBP Instruments, due 2009, into 4.625% EUR Instruments, due 2013. Bonds with a total face value of approximately 423 million euro, out of the total 500 million euro outstanding, and 180 million pounds sterling, out of the 200 million pounds sterling outstanding, were exchanged into 4.625% EUR Instruments, due 2013, with an aggregate face value of approximately 685 million euro. This exchange offering was accounted for in accordance with EITF No. 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments.* Consequently, the carrying value of the bonds exchanged formed the basis for the carrying value of the new bonds, considering the terms of the exchange offering, which included upfront cash payments to bondholders. The adjusted carrying value is being accreted to par over the period to maturity. Insignificant transaction costs, paid to third parties, were expensed as incurred.

U.S. dollar amounts in millions, except per share amounts

Note 13 Debt, continued

Bonds with a total face value of approximately 77 million euro, of the original 9.5% EUR Instruments, due 2008, and approximately 20 million pounds sterling of the original 10% GBP Instruments, due 2009, were not tendered by bondholders as part of the exchange offering and remain outstanding at December 31, 2007 and 2006.

Bond repurchase

There were no significant bond repurchases during 2007 and 2006. During 2005, the Company repurchased debt securities with a total face value of $307 million, primarily a portion of the Company's 3.75% 500 million Swiss franc bonds, due 2009, and recognized a loss on extinguishment of debt of $19 million on the repurchases.

Bond issuance

The Company did not issue any bonds during 2007.

Concurrently but independently of the exchange offering in 2006 described above, the Company issued bonds with a face value of approximately 15 million euro of the 4.625% EUR Instruments, due 2013, or approximately $20 million at the time of issuance.

Details of the Company's outstanding bonds are as follows:

December 31,	2007		2006	
	Nominal outstanding	Carrying value [1]	Nominal outstanding	Carrying value [1]
Public bonds:				
9.5% EUR Instruments, due 2008	EUR 77	$ 113	EUR 77	$ 103
10% GBP Instruments, due 2009	GBP 20	40	GBP 20	39
3.75% CHF Bonds, due 2009	CHF 108	94	CHF 108	86
3.5% CHF Convertible Bonds, due 2010	–	–	CHF 1,000	820
6.5% EUR Instruments, due 2011	EUR 650	910	EUR 650	821
4.625% EUR Instruments, due 2013	EUR 700	912	EUR 700	824
Private placements		207		191
Total outstanding bonds		**$ 2,276**		**$ 2,884**

[1] USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

All of the public bonds outstanding at December 31, 2007 and 2006, in the table above (except the 3.5% CHF Convertible Bonds, due 2010) have been swapped into floating rate obligations through the use of interest rate or cross-currency swaps and consequently are shown as floating rate debt in the table of long-term debt above.

The 9.5% EUR Instruments, due 2008, and the 10% GBP Instruments, due 2009, contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 9.5 percent and 10 percent for the euro and sterling bonds, respectively. In line with the Company's policy of reducing its interest and currency exposure, an interest rate swap has been used to modify the 9.5% EUR Instruments, due 2008, and a cross-currency swap has been used to modify the characteristics of the 10% GBP Instruments, due 2009. After considering the impact of the interest rate and cross-currency swaps, the 9.5% EUR Instruments, due 2008, became a floating rate euro obligation, while the 10% GBP Instruments, due 2009, effectively became a floating rate U.S. dollar obligation.

The 3.75% CHF Bonds, due 2009, pay interest annually at a fixed annual rate of 3.75 percent.

The 6.5% EUR Instruments, due 2011, pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of the Company, the terms of these bonds require the Company to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest.

The Company has entered into interest rate swaps to hedge its interest obligations on the 3.75% CHF Bonds, due 2009, and the 6.5% EUR Instruments, due 2011. After considering the impact of these interest rate swaps, the 3.75% CHF Bonds, due 2009, effectively became a floating rate Swiss franc obligation, while the 6.5% EUR Instruments, due 2011, effectively became a floating rate euro obligation.

The 4.625% EUR Instruments, due 2013, pay interest annually in arrears at a fixed annual rate of 4.625 percent. The Company has the option to redeem the bonds early at any time from June 6, 2010, in accordance with the terms of the bonds. In the event of a change of control, a bondholder can require the Company to repurchase or redeem the bonds, in accordance with the terms of the bonds. The Company has entered into interest rate swaps to hedge its interest obligations on the 4.625% EUR Instruments, due 2013. As a result of these swaps, the 4.625% EUR Instruments, due 2013, effectively became a floating rate euro obligation.

Substantially all of the Company's publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other debt obligations.

In addition to the bonds described above, included in long-term debt at December 31, 2007 and 2006, are lease obligations, bank borrowings of subsidiaries, and other long-term debt, none of which is individually significant.

U.S. dollar amounts in millions, except per share amounts

Note 14 Provisions and other

Provisions and other consisted of the following:

December 31,	2007	2006
Contract related provisions	$ 594	$ 604
Provisions for warranties and contract penalties (see Note 16)	1,279	1,037
Derivatives (see Note 5)	243	146
Pension and other employee benefits (see Note 19)	73	71
Taxes payable	451	372
Income tax related liabilities	68	–
Other	634	634
Total	**$ 3,342**	**$ 2,864**

Note 15 Leases

Lease obligations

The Company's lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. Rent expense was $387 million, $365 million and $337 million in 2007, 2006 and 2005, respectively. Sublease income received on leased assets by the Company was $44 million, $40 million and $36 million in 2007, 2006 and 2005, respectively.

At December 31, 2007, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

2008	$ 354
2009	290
2010	253
2011	212
2012	195
Thereafter	559
	1,863
Sublease income	(136)
Total	**$ 1,727**

Note 16 Commitments and contingencies

Contingencies – Environmental

The Company is engaged in environmental clean-up activities at certain sites principally in the United States, arising under various United States and other environmental protection laws and under certain agreements with third parties. Provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value because timing of payments cannot be reasonably estimated. The Company may be able to recover a portion of the costs relating to these matters from insurers or other third parties; however, the Company records such amounts only when it is probable that they will be collected. Management is of the opinion, based upon information presently available, that the resolution of any such liability would not have a material adverse effect on the Company's Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made available, the Company believes that it may take until 2013. With respect to the Windsor site, the Company believes the remediation may take until 2011.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL's former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Westinghouse brought legal action against former owner/operators of the Hematite site and the U.S. Government under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) to recover past and future remediation costs. The defendants contested Westinghouse's claims. During 2006, an arbitration ruling, related to indemnification of former owner/operators contained in the Combustion Engineering purchase agreement for the site, was unfavorable to Westinghouse's claims, potentially increasing the Westinghouse costs subject to the cost sharing agreement. Separately, based on the publicly available draft Remedial Investigation Report and Decommissioning Plan prepared by Westinghouse and other site related data, the Company was able to re-estimate its share of the expected total remediation costs for the Hematite site. The unfavorable outcome of the arbitration was largely offset by a lower site remediation cost estimate. Thus, in 2006, the Company made no adjustment to the

U.S. dollar amounts in millions, except per share amounts

reserve for its share of the Hematite site remediation cost. During 2007, Westinghouse's efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government's Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company's radiological license for the site. Management believes this could result in cost efficiencies as well as expedited completion of the remediation activities at the site.

The Company established a provision of $300 million in income (loss) from discontinued operations in 2000 for its estimated share of the remediation costs for these sites. As of December 31, 2007 and 2006, the Company has recorded in non-current other liabilities provisions of $245 million and $251 million, net of payments from inception of $50 million and $47 million, respectively. The provision balance at December 31, 2007, represents the Company's best estimate of its remaining remediation costs for these facilities. Expenditures charged to the provision were $3 million, $4 million and $9 million during 2007, 2006 and 2005, respectively. The Company has estimated that during 2008 it will charge expenditures of approximately $26 million to the provision.

Contingencies related to other present and former facilities primarily in the U.S.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. As of December 31, 2007 and 2006, the Company has recorded in current liabilities and non-current other liabilities reserves totaling $32 million and $22 million, respectively. Charges to earnings, including $7 million and $6 million in income (loss) from discontinued operations in 2007 and 2006, were $14 million, $9 million and $4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Expenditures for the years ended December 31, 2007, 2006 and 2005 were $4 million, $4 million and $2 million, respectively. The Company has estimated that during 2008 expenditures on these projects will be approximately $10 million.

Asbestos obligations

The Company's Combustion Engineering, Inc. subsidiary (CE) had been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims had also been brought against the Company's former Lummus subsidiary as well as against other entities of the Company. A Master Settlement Agreement was entered into that involved the establishment of the CE Settlement Trust to resolve asbestos related personal injury claims of certain settling claimants who had lodged their claims before November 14, 2002 and to provide partial payment of those claims. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and are being funded to settle future asbestos related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

Funding of the CE Asbestos PI Trust has been made on certain scheduled payment dates. In addition, $204 million was paid to this Trust on November 14, 2007, as required in conjunction with the sale of Lummus which occurred on November 16, 2007. Funding of the Lummus Asbestos PI Trust was completed on May 2, 2007, upon the payment to that Trust of $28 million.

From time to time, other entities of the Company have been named as defendants in asbestos-related claims. At December 31, 2007 and 2006, there were approximately 9,500 and 12,100, respectively, asbestos-related claims outstanding against ABB entities other than CE and Lummus. ABB entities that are subject to such claims will continue to resolve them in the tort system, or otherwise. The Company generally seeks dismissals from claims where there is no apparent linkage between the plaintiff's claimed exposure and a product of the Company. To date, resolving asbestos-related claims against the Company's entities other than CE and Lummus has not had a material impact on the Company's consolidated financial position, results of operations or cash flows.

The effect on the Company's Consolidated Income Statements is set forth below:

Year ended December 31,	2007	2006	2005
Income (loss) from discontinued operations, net of tax (see Note 3)	$ –	$ 70	$ 133

Year ended December 31,	2007	2006	2005
Cash payments to:			
CE Settlement Trust	$ –	$ –	$ 3
CE Asbestos PI Trust	354	70	–
Lummus Asbestos PI Trust	28	9	-
Fees and other costs	–	20	25
	$ 382	$ 99	$ 28

U.S. dollar amounts in millions, except per share amounts

The effect on the Company's Consolidated Balance Sheets is set forth below:

Year ended December 31,	2007	2006	2005
Asbestos obligations:	$	$	$
Current –			
CE Plan (Face Value $100 million at December 31, 2007)	97	146	1,080
Other	4	4	5
	$ 101	**$ 150**	**$ 1,085**
Asbestos liabilities included in liabilities held for sale and in discontinued operations	$ –	$ 29	$ 43
Non current –			
CE Plan	**$ –**	**$ 282**	**$ –**

The asbestos obligations relating to the CE Plan as reflected in the Company's Consolidated Financial Statements are payable pursuant to a non-interest bearing promissory note (the ABB Promissory Note). The Company is also liable on a contingent basis under the Promissory Note for two additional payments of $25 million each. One additional payment of $25 million is payable in 2010 or 2011 if the Company attains an earnings before interest and taxes (EBIT) margin of 9% for 2009 or 14% in 2010. The other additional payment of $25 million is payable in 2011 if the Company attains an EBIT margin of 9.5% in 2010. These two $25 million contingent payments are not included in the provisions for asbestos obligations. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its payment obligations under the ABB Promissory Note, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other ABB entities as well as certain other entities, including Alstom SA (Alstom).

Contingencies – Regulatory and Compliance

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the gas insulated switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate authorities, including the European Commission. The European Commission announced its decision on January 24, 2007, and granted ABB full immunity from fines assessed to the Company of 215 million euro under the European Commission's leniency program. The Company continues to cooperate with other anti-competition authorities in several locations globally which are investigating anti-competitive practices related to gas insulated switchgear.

Power Transformers investigation in Germany

In February 2007, the European Commission conducted dawn raids at the premises of an ABB unit in Bad Honnef, Germany, as part of its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The German Anti-trust Authority *(Bundeskartellamt)* and other anti-trust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. Depending on the outcome of the investigations, the Company would likely face fines and penalties. The Company has not recorded any provisions for any potential fines, penalties or costs since management does not have enough information to reliably estimate such amounts.

Disclosures to the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DoJ) of suspect payments

In April 2005, the Company voluntarily disclosed to the DoJ and the SEC certain suspect payments in its network management unit in the United States. Subsequently, including during 2007, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries, including Lummus, in a number of countries in the Middle East, Asia, South America and Europe. These payments were discovered by the Company as a result of the Company's internal audit program and compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act (FCPA) or other applicable laws. The Company anticipates an unfavorable outcome with respect to the investigation of these suspect payments and expects that fines will be imposed. These payments and any related fines or penalties could have other consequences for the Company, including other costs or other effects on its business. The Company is cooperating with the relevant authorities regarding these issues, and is continuing its internal investigations and compliance reviews. The Company has not recorded any significant provisions for any such fines, penalties or other costs since management does not have enough information to reliably estimate such amounts.

The outcome of the matters described above in the Power Transformers investigation in Germany and the Disclosures to the SEC & DOJ of suspect payments sections could have a material impact on the Company's consolidated operating results, cash flows and financial position. While it is not possible based on information currently available to management to estimate the outcome of these matters, the Company does not expect any potential fines, penalties or costs to negatively impact its ability to conduct business.

Earnings overstatement in an Italian subsidiary

In September 2004, the Company restated its Consolidated Financial Statements for all prior periods as a result of earnings overstatements by a business unit of the Company's Power Products division (part of the former Power Technologies division) in Italy. The restatement followed an internal investigation by the Company which revealed that the business unit had overstated earnings before interest and taxes and net income, as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company has reported this matter to the Italian authorities, who have initiated formal criminal proceedings, as well as to the SEC. The Company cannot reasonably predict the outcome of the criminal proceedings or what action, if any, the SEC may take.

U.S. dollar amounts in millions, except per share amounts

Contingencies – general

With respect to the foregoing contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings. In addition, the Company is subject to other various legal proceedings, investigations, and claims, including environmental matters that have arisen in the ordinary course of business that have not yet been resolved. It is not possible at this time for the Company to predict with any certainty the outcome of such other proceedings, investigations, and claims.

Guarantees – general

The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario" and do not reflect management's expected results.

The carrying amounts of liabilities recorded in the Consolidated Balance Sheets reflect management's best estimate of future payments it may incur as part of fulfilling its guarantee obligations.

December 31,	2007		2006	
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
Performance guarantees	$ 957	$ 9	$ 1,092	$ 1
Financial guarantees	131	–	166	–
Indemnification guarantees	328	1	80	–
Total	**$ 1,416**	**$ 10**	**$ 1,338**	**$ 1**

Guarantees – performance

Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees, and performance standby letters of credit.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes, and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2015 but in some cases have no definite expiration. In May 2000, the Company sold its interest in Alstom Power NV to Alstom. As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company, and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $171 million and $717 million at December 31, 2007 and 2006, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream business sold in 2004. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $393 million and $375 million at December 31, 2007 and 2006, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was approximately $13 million and $21 million at December 31, 2007 and 2006, respectively.

The Company retained obligations for guarantees related to the Lummus business sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to five years. The maximum amount payable under the guarantees was approximately $301 million at December 31, 2007. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was approximately $30 million at December 31, 2007.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $92 million at December 31, 2007.

Guarantees – financial

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2007 and 2006, the Company had $131 million and $166 million, respectively, of financial guarantees outstanding. Of those amounts, $56 million and $80 million, respectively, were issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations runs to 2010 with the longest expiring in 2021.

U.S. dollar amounts in millions, except per share amounts

Guarantees – indemnification

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims.

The Company delivered to the purchasers of Lummus and the Company's interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2007, of $50 million and $189 million, respectively, relating to these businesses will reduce over time, pursuant to the sales agreements.

The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2007 and 2006, of approximately $89 million and $80 million, respectively, relating to this business will reduce over time, pursuant to the sales agreement, subject to foreign exchange fluctuations.

With respect to the sale of Lummus, the Company retained certain liabilities, including for potential fines and penalties connected with suspect payments made prior to completion of the sale. The Company has disclosed these suspect payments to the SEC and DoJ. The Company cannot estimate the likelihood of an unfavorable outcome or the amount of any potential loss. Therefore, the Company has not recorded any provisions for any potential fines or penalties relating to these suspect payments.

Product and order related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

Reconciliation of the provision for warranties, including guarantees of product performance is as follows:

December 31,	2007	2006
Balance at the beginning of year	$ 998	$ 715
Claims paid in cash or in kind	(243)	(164)
Net increase to provision for changes in estimates, warranties issued and warranties expired	267	379
Exchange rate differences	99	68
Balance at the end of year	**$ 1,121**	**$ 998**

IBM Outsourcing Agreement

In 2003, the Company entered into a 10-year global framework agreement with International Business Machines Corporation (IBM) to outsource the Company's information systems infrastructure services to IBM. The global framework agreement includes an obligation for IBM to lease new personal computers and other IT equipment to the Company as older equipment is retired. The Company accounts for these items as capital leases or operating leases based on the terms of the leases.

Further, pursuant to the global framework agreement, IBM will receive monthly payments from the Company's subsidiaries in the respective countries related to information systems infrastructure services. Annual costs during 2007, 2006 and 2005 were $251 million, $236 million and $228 million, respectively, reflecting the current level of usage of the services.

Related party transactions

The Company also conducts business with other companies where members of the Company's Board of Directors act as directors or board members. This business includes the IBM global frame agreement, the Company's banking relationships with Skandinaviska Enskilda Banken AB (Publ) and Dresdner Bank AG and various sales of products and services. The Company's Board of Directors has determined that the Company's business relationships with those companies do not constitute material business relationships. This determination was made in accordance with the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Note 17 Taxes

Provision for taxes consisted of the following:

December 31,	2007	2006	2005
Current taxes on income	$ 939	$ 564	$ 425
Deferred taxes	(344)	122	39
Tax expense from continuing operations	**595**	**686**	**464**
Tax expense (benefit) from discontinued operations	36	(7)	9

The weighted average tax rate is the tax rate that results from applying each subsidiary's statutory income tax rate to the income from continuing operations before taxes and minority interest. The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted average effective rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates.

U.S. dollar amounts in millions, except per share amounts

December 31,	2007	2006	2005
Reconciliation of taxes:			
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	$ 4,010	$ 2,397	$ 1,457
Weighted average tax rate	**29.7%**	**29.7%**	**34.2%**
Taxes at weighted average tax rate	1,189	712	499
Items taxed at rates other than the weighted average tax rate	4	(55)	(39)
Changes in valuation allowance	(698)	(60)	(27)
Changes in tax laws and enacted tax rates	(15)	(3)	(21)
Other, net	115	92	52
Tax expense from continuing operations	**$ 595**	**$ 686**	**$ 464**
Effective tax rate for the year	**14.8%**	**28.6%**	**31.8%**

The reconciliation of taxes for 2007, 2006 and 2005 included changes in the valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses and timing differences incurred in those jurisdictions. The change in valuation allowance was required as the Company determined that it was more likely than not that such deferred tax assets would be realized. In 2007, the change in valuation allowance was predominantly related to the Company's operations in certain countries such as the United States with approximately $490 million, but also including countries such as Canada and the United Kingdom.

In 2007, the reconciling item other, net included an expense of approximately $35 million related to the interpretation of tax law and double tax treaty agreements by competent tax authorities in Northern Africa. Further, other, net included an additional expense of approximately $45 million relating to a net increase in tax accruals. The Company's policy for such accruals is outlined in Note 2. In addition, other, net included an expense of approximately $35 million relating to items that were deducted for financial accounting purposes, but were not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

In 2006, the reconciling item other, net included an expense of approximately $70 million relating to a net increase in tax accruals. Further, other, net included an expense of approximately $35 million relating to items that were deducted for financial accounting purposes, but were not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

In 2005, the reconciling item other, net included an expense of approximately $60 million relating to items that were deducted for financial accounting purposes, but were not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

Deferred income tax assets and liabilities consisted of the following:

December 31,	2007	2006
Deferred tax liabilities:		
Property, plant and equipment	$ (220)	$ (217)
Pension and other accrued liabilities	(221)	(592)
Inventories	(140)	(87)
Other	(197)	(93)
Total deferred tax liability	**(778)**	**(989)**
Deferred tax assets:		
Investments and other	1	10
Property, plant and equipment	88	79
Pension and other accrued liabilities	770	992
Unused tax losses and credits	1,443	1,595
Inventories	180	124
Other	123	151
Total deferred tax asset	**2,605**	**2,951**
Valuation allowance	(960)	(1,872)
Deferred tax asset, net of valuation allowance	**1,645**	**1,079**
Net deferred tax asset	**$ 867**	**$ 90**

At December 31, 2007, the line item other in total deferred tax liability included an amount of approximately $85 million related to the recognition of deferred taxes under APB 23 predominantly related to tax law changes in North Asia.

U.S. dollar amounts in millions, except per share amounts

Note 17 Taxes, continued

Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets does not meet the more likely than not standard, valuation allowances of $960 and $1,872 million have been established at December 31, 2007 and 2006, respectively.

At December 31, 2007, net operating loss carry-forwards of $3,827 million and tax credits of $109 million are available to reduce future taxes of certain subsidiaries, of which $2,477 million loss carry-forward and $106 million tax credits which will expire in varying amounts through 2027. These carry-forwards are predominantly related to the Company's U.S. operations.

At December 31, 2007, the line item unused tax losses and credits included the increase of approximately $140 million due to losses of a predivestment reorganization. However, the Company determined it was more likely than not that such deferred tax assets would not be realized. The Company has therefore established a full valuation allowance for this matter.

At December 31, 2007, the line item valuation allowance included the reversal of a valuation allowance of approximately $200 million. The offsetting credit was recognized as a reduction of taxes in discontinued operations, predominantly related to the Company's divestment of Lummus. Furthermore, the line item valuation allowance also included the reversal of a valuation allowance of approximately $60 million. The offsetting credit was recognized as a reduction of goodwill predominantly related to the Company's operation in countries including Germany and the United States.

At December 31, 2006, the line item pension and other accrued liabilities included approximately $340 million that were reclassified to other current and non-current liabilities in the 2007 opening Consolidated Balance Sheet upon adoption of FIN 48.

Unrecognized tax benefits consisted of the following:

	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total 2007
Classification as unrecognized tax items on January 1,	$ 524	$ 107	$ 631
Increase relating to prior year tax positions	101	48	149
Decrease relating to prior year tax positions	(128)	(7)	(135)
Increase relating to current year tax positions	76	2	78
Decrease related to current year tax positions	(4)	–	(4)
Decrease due to settlements with taxing authorities	(30)	(16)	(46)
Decrease as a result of the applicable statute of limitations	(37)	(10)	(47)
Exchange difference average	16	5	21
Balance at December 31, which would, if recognized, affect the effective tax rate	**$ 518**	**$ 129**	**$ 647**

The reconciling item decrease relating to prior year positions includes approximately $100 million related to the outcome of a court decision in Northern Europe where the Company has claimed in its tax return a divestment loss that did not meet the technical merits for recognition under FIN 48 accounting principles. No penalty and interest were due as a result of this court decision.

The reconciling item increase relating to current year tax positions is predominantly related to our interpretation of tax law and OECD guidelines.

In February 2008, pending court cases in Northern Europe relating to certain sale and leaseback transactions were ruled in favor of the Company. Accordingly, the Company will release in 2008 provisions of approximately $40 million in taxes and approximately $25 million in penalties and interest. Otherwise, the Company has not identified any significant changes which it would expect are reasonably possible to occur within the next twelve months.

As of December 31, 2007, the earliest open tax years that remain subject to examination are the following:

Region	Year
Central Europe	2002
Mediterranean	2003
Middle East & Africa	2005
North America	2004
North Asia	2001
Northern Europe	2002
South America	2003
South Asia	2000

U.S. dollar amounts in millions, except per share amounts

Note 18 Other liabilities

Other liabilities consisted of the following:

December 31,	2007	2006
Nuclear technology environmental provisions (see Note 16)	$ 245	$ 251
Non-current deposit liabilities (see Note 9)	298	302
Deferred income	113	118
Non-current derivative liabilities (see Note 5)	162	113
Management incentive plan provisions	71	58
Income tax related liabilities (Note 17)	556	–
Other liabilities non-current	352	312
Total	**$ 1,797**	**$ 1,154**

Note 19 Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company's plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

On December 31, 2006, the Company adopted SFAS 158, which requires the Company to recognize in its Consolidated Balance Sheets the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. This resulted in a charge to ending accumulated other comprehensive loss at December 31, 2006, of $426 million, net of tax.

Obligations and funded status

The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Balance Sheets at December 31, 2007 and 2006, for the Company's benefit plans:

	Pension benefits		Other benefits	
	2007	2006	2007	2006
Benefit obligation at the beginning of the year	$ 8,278	$ 7,557	$ 222	$ 246
Service cost	189	180	1	2
Interest cost	361	329	12	12
Contributions from plan participants	38	36	–	–
Benefit payments	(538)	(464)	(12)	(18)
Benefit obligations of businesses disposed	(5)	(50)	–	–
Actuarial (gain) loss	(78)	(36)	(11)	(20)
Plan amendments and other	23	50	-	-
Exchange rate differences	616	676	3	–
Benefit obligation at the end of the year	**8,884**	**8,278**	**215**	**222**
Fair value of plan assets at the beginning of the year	8,163	6,895	–	–
Actual return on plan assets	370	479	–	–
Contributions from employer	297	648	12	18
Contributions from plan participants	38	36	-	–
Benefit payments	(538)	(464)	(12)	(18)
Plan assets of businesses disposed	–	(52)	–	–
Plan amendments and other	(16)	(5)	–	–
Exchange rate differences	592	626	–	–
Fair value of plan assets at the end of the year	**8,906**	**8,163**	**–**	**–**
Funded status	**$ (22)**	**$ 115**	**$ 215**	**$ 222**

U.S. dollar amounts in millions, except per share amounts

The pre-tax amounts recognized in accumulated other comprehensive loss related to continuing operations in 2007 and 2006 consisted of:

	Pension benefits		Other benefits	
December 31,	2007	2006	2007	2006
Transition liability	$ –	$ –	$ (4)	$ (4)
Net actuarial loss	(530)	(585)	(86)	(104)
Prior service cost	(47)	(42)	90	100
Total amounts recognized in accumulated other comprehensive loss	**$ (577)**	**$ (627)**	**$ –**	**$ (8)**

The amount of pension liability at December 31, 2007 and 2006, recognized in accumulated other comprehensive loss, was $577 million and $627 million, respectively, of which $0 million and $84 million, respectively, related to discontinued operations. The amount of pension liability at December 31, 2007 and 2006, recognized in accumulated other comprehensive loss, net of tax, was $486 million and $629 million, respectively.

The following amounts related to continuing operations have been recognized in the Company's Consolidated Balance Sheets at December 31, 2007 and 2006:

	Pension benefits		Other benefits	
December 31,	2007	2006	2007	2006
Overfunded plans	$ (379)	$ (371)	$ –	$ –
Accrued pension cost current	22	13	18	18
Accrued pension cost non-current	335	473	197	204
Funded status	**$ (22)**	**$ 115**	**$ 215**	**$ 222**

December 31,	2007	2006
Overfunded plans	$ (379)	$ (371)
Other employee related benefits that do not meet the criteria of SFAS 87	(1)	(2)
Prepaid pension and other employee benefits	**$ (380)**	**$ (373)**

December 31,	2007	2006
Employee related benefit costs attributable to pension plans	$ 40	$ 31
Employee related benefit costs that do not meet the criteria of SFAS 87	33	40
Total other current pension and other employee benefit liability	**$ 73**	**$ 71**

December 31,	2007	2006
Underfunded pension plans non-current	$ 335	$ 473
Underfunded other benefit plans non-current	197	204
Other employee related benefits that do not meet the criteria of SFAS 87	99	132
Total other non-current pension and other employee benefit liability	**$ 631**	**$ 809**

The funded status, calculated by the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets or fair value of plan assets in excess of PBO, respectively, was:

December 31,	2007			2006		
	PBO	Assets	Difference	PBO	Assets	Difference
Underfunded plans	$ 2,383	$ 2,026	$ 357	$ 4,010	$ 3,524	$ 486
Overfunded plans	6,501	6,880	(379)	4,268	4,639	(371)
Total	**$ 8,884**	**$ 8,906**	**$ (22)**	**$ 8,278**	**$ 8,163**	**$ 115**

U.S. dollar amounts in millions, except per share amounts

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $8,573 million and $7,976 million at December 31, 2007 and 2006, respectively. The funded status, calculated by the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets or fair value of plan assets in excess of ABO, respectively was:

December 31,	2007			2006		
	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	$ 347	56	291	$ 1,826	$ 1,438	$ 388
Assets exceed ABO	8,226	8,850	(624)	6,150	6,725	(575)
Total	**$ 8,573**	**8,906**	**(333)**	**$ 7,976**	**$ 8,163**	**$ (187)**

All of the Company's other postretirement benefit plans are unfunded.

Components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive loss
For the years ended December 31, 2007, 2006 and 2005, net periodic benefit cost consisted of the following:

	Pension benefits			Other benefits		
December 31,	2007	2006	2005	2007	2006	2005
Service cost	$ 189	$ 180	$ 179	$ 1	$ 2	$ 3
Interest cost	361	329	342	12	12	17
Expected return on plan assets	(400)	(353)	(342)	–	–	–
Amortization transition liability	-	–	–	1	1	–
Amortization prior service cost	4	4	4	(11)	(11)	(6)
Amortization of net actuarial loss	31	39	44	7	8	7
Curtailments, settlements and special termination benefits	21	7	–	–	–	–
Other	3	1	-	1	1	1
Net periodic benefit cost	**$ 209**	**$ 207**	**$ 227**	**$ 11**	**$ 13**	**$ 22**

The net actuarial loss and prior service cost for the defined benefit pension plans that is estimated to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $12 million and $14 million, respectively.

The estimated net actuarial loss, transition cost and prior service cost for the defined benefit non-pension postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $6 million, $1 million and ($11) million, respectively.

Assumptions
The following weighted-average assumptions were used to determine benefit obligations at December 31, 2007 and 2006:

	Pension benefits		Other benefits	
December 31,	2007	2006	2007	2006
Discount rate	5.16%	4.39%	6.17%	5.70%
Rate of compensation increase	2.35%	2.32%	–	-
Pension increase assumption	1.49%	0.98%	–	–

The discount rate assumption is derived from rates of high quality fixed income investments of appropriate durations for the respective plans.

The following weighted-average assumptions were used to determine net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005:

	Pension benefits			Other benefits		
December 31,	2007	2006	2005	2007	2006	2005
Discount rate	4.39%	4.29%	4.58%	5.70%	5.50%	5.75%
Expected long-term return on plan assets	5.00%	4.92%	5.47%	–	–	–
Rate of compensation increase	2.32%	2.35%	2.16%	–	–	–

The expected long-term rate of return on plan assets assumption is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

U.S. dollar amounts in millions, except per share amounts

The Company maintains non-pension postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually:

December 31,	2007	2006
Health care cost trend rate assumed for next year	10.72%	11.74%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.96%	4.97%
Year that the rate reaches the ultimate trend rate	2017	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2007:

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost	$ 1	$ (1)
Effect on postretirement benefit obligation	$ 15	$ (13)

	Plan assets		Long-term allocation
December 31,	2007	2006	
Asset category:			
Equity securities	32%	33%	20%–40%
Debt securities	55%	55%	50%–70%
Real estate	7%	7%	0%–15%
Other	6%	5%	0%–15%
Total	**100%**	**100%**	

The pension plan assets for each individual plan are invested in accordance with statutory regulations, pension plan rules and decisions of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

The Company periodically reviews the asset allocation in light of the duration of its pension liabilities and analysis trends and events that may affect assets values in order to initiate appropriate measures at an early stage.

The Company does not expect any plan assets to be returned to the employer during the 12-month period ending December 31, 2008.

At December 31, 2007 and 2006, the plan assets included approximately 623,000 shares and 630,000 shares of the Company's capital stock with a total value of $18 million and $11 million, respectively.

Contributions

The Company made non-cash contributions of $49 million and $449 million of available-for-sale debt securities to certain of the Company's pension plans in Germany in 2007 and 2006, respectively. The Company also made cash contributions of $248 million and $199 million to other pension plans and $12 million and $18 million to other benefit plans during 2007 and 2006, respectively.

The Company expects to contribute approximately $200 million to its pension plans and $18 million to its other postretirement benefit plans in 2008.

The Company also maintains several defined contribution plans. The expense for these plans was $68 million, $55 million and $52 million in 2007, 2006 and 2005, respectively. The Company also contributed $20 million, $19 million and $61 million to multi-employer plans in 2007, 2006 and 2005, respectively.

Estimated future benefit payments

The expected future cash flows to be paid by the Company in respect of pension and other postretirement benefit plans at December 31, 2007 are as follows:

	Pension benefits	Other postretirement benefits	
		Benefit payments	Medicare subsidies
2008	$ 543	$ 19	$ (1)
2009	563	20	(1)
2010	556	20	(1)
2011	566	20	(1)
2012	577	20	(1)
Years 2013–2017	$ 2,986	$ 99	$ (7)

Additionally, the Medicare subsidies column represents payments estimated to be received from the United States government as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The United States government began making the subsidy payments for employers in 2006.

U.S. dollar amounts in millions, except per share amounts

Note 20 Share-based payment arrangements

The Company has three share-based payment plans, as more fully described in the respective sections below. Prior to January 1, 2006, the Company accounted for these plans in accordance with APB 25, and related FASB Interpretations, as permitted by SFAS 123. In connection with cash-settled warrant appreciation rights granted under the MIP and the conditionally granted shares awarded under the LTIP, compensation cost was recognized in the Consolidated Income Statements in 2005 in accordance with APB 25. No stock-based compensation was recognized prior to January 1, 2006, for the warrants issued under the MIP and the stock options granted by the Company under the ESAP, as all warrants and stock options granted under these plans had exercise prices equal to, or greater than, the market value of the underlying shares on the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2006 includes i) compensation cost for all share-based payment arrangements granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and ii) compensation cost for all share-based payment arrangements granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. In 2007, the Company recorded a total charge of $32 million in respect of equity awards. In 2006, as a result of adopting SFAS 123R, the Company recorded a total charge of $18 million in respect of equity awards. The tax benefits in both years were insignificant. Charges recorded in respect of share-based liabilities are disclosed in the WAR section of this note.

In May 2007, the Company repurchased, in two transactions, a total of 10 million of its shares for use in connection with share-based payment arrangements. At December 31, 2007, the Company had the ability to issue up to approximately 44 million new shares out of contingent capital in connection with share-based payment arrangements.

As the primary trading market for the shares of ABB Ltd is the SWX Swiss Exchange (virt-x), on which the shares are traded in Swiss francs, certain data in the tables below related to the instruments granted under share-based payment arrangements are presented in Swiss francs.

The following table illustrates the effect on net income and on income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation in all periods presented prior to the adoption of SFAS 123R. The fair value of the securities offered to employees was determined on the date of grant using a lattice model.

		2005
Net income, as reported	$	735
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		31
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(39)
Pro forma net income	**$**	**727**

Income per share:		
Basic – as reported	$	0.36
Basic – pro forma	$	0.36
Diluted – as reported	$	0.36
Diluted – pro forma	$	0.35

MIP

Under the MIP, the Company offers physically-settled warrants, cash-settled warrant appreciations rights (WARs) and, as of the May 2007 launch, options, to key employees for no consideration.

The warrants and options granted under the MIP allow participants to purchase shares of ABB Ltd at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SWX Swiss Exchange, which facilitates pricing and transferability of warrants granted under this plan. The options entitle the holder to request that a third-party bank purchase such options at the market price of equivalent warrants listed by the third-party bank in connection with that MIP launch. If the participant elects to sell the warrants or options, the instruments will thereafter be held by a third party, and, consequently, the Company's obligation to deliver shares will be toward this third party. Each WAR gives the participant the right to receive, in cash, the market price of an equivalent listed warrant on the date of exercise of the WAR. The WARs are non-transferable.

Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants, options and WARs expire six years from the date of grant.

Warrants and options

The fair value of each warrant and option is estimated on the date of grant using a lattice model that uses the assumptions noted in the table below. There were no grants under the MIP in 2005. Expected volatilities are based on implied volatilities from equivalent listed warrants on ABB Ltd shares. The expected term of the warrants and options granted has been assumed to be the contractual six-year life of each warrant and option, based on the fact that after the vesting period, a participant can elect to sell the warrant or option rather than exercise the right to purchase shares, thereby realizing the time value of the warrants and options. The risk-free rate is based on a six-year Swiss franc interest rate, reflecting the six-year contractual life of the warrants and options. In estimating forfeitures, the Company has used the data from previous comparable MIP launches.

U.S. dollar amounts in millions, except per share amounts

	2007 grant	2006 grant
Expected volatility	27%	28%
Dividend yield	1.14%	1.06%
Expected term	6 years	6 years
Risk-free interest rate	3.00%	2.30%

Presented below is a summary of the activity related to warrants and options for the year ended December 31, 2007:

	Number of instruments	Number of shares[1]	Weighted-average exercise price (in Swiss francs)[2][3]	Weighted-average remaining contractual term (in years)[3]	Aggregate intrinsic value (in millions of Swiss francs)[4]
Outstanding at January 1, 2007	**66,334,250**	**14,120,576**	**10.42**		
Granted	28,475,520	5,695,104	26.00		
Exercised[5]	(35,433,500)	(7,937,168)	10.38		
Forfeited	(1,638,495)	(327,699)	16.35		
Expired	(62,500)	(15,758)	13.49		
Outstanding at December 31, 2007	**57,675,275**	**11,535,055**	**17.97**	**4.3**	**169**
Vested and expected to vest at December 31, 2007	**54,640,796**	**10,928,159**	**17.64**	**4.2**	**164**
Exercisable at December 31, 2007	**19,819,975**	**3,963,995**	**8.22**	**2.8**	**97**

[1] The information in the table above aggregates warrants with different conversion ratios. Warrants granted in 2001 require the exercise of 100 warrants for 25.21 shares of ABB Ltd. Warrants granted in 2003, 2004, 2006 and 2007 require the exercise of five warrants for one share of ABB Ltd. The options granted in 2007 require the exercise of five options for one share of ABB Ltd. No warrants were granted in 2002 and 2005. Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

[2] Information presented reflects the exercise price per share of ABB Ltd.

[3] Information presented is weighted on the number of shares.

[4] Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SWX Swiss Exchange (virt-x) and the exercise price per share of ABB Ltd.

[5] The cash received upon exercise amounted to $68 million. The shares were issued out of contingent capital.

Of the outstanding instruments at December 31, 2007, 2006 and 2005, 9.5 million, 14.4 million and 9.9 million, respectively, have been sold to a third-party by participants, representing 1.9 million, 3.5 million and 2.5 million shares, respectively.

At December 31, 2007, there was $26 million of total unrecognized compensation cost related to non-vested warrants and options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.3 years. The weighted-average grant-date fair value of warrants and options granted during 2007 and 2006 was 1.35 Swiss francs and 0.73 Swiss francs, respectively. The aggregate intrinsic value (on the days of exercise) was 117 million Swiss francs. There were no exercises of these instruments in 2006 and 2005.

Presented below is a summary, by launch, related to instruments outstanding at December 31, 2007:

Exercise price (in Swiss francs)[1]	Number of instruments	Number of shares[2]	Weighted-average remaining contractual term (in years)[3]
7.00	5,545,750	1,109,150	1.9
7.50	12,712,500	2,542,500	2.9
15.30	11,430,000	2,286,000	4.1
26.00	27,987,025	5,597,405	5.4
Total number of instruments and shares	**57,675,275**	**11,535,055**	**4.3**

[1] Information presented reflects the exercise price per share of ABB Ltd.

[2] Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

[3] Information presented is weighted on the number of shares.

WARs

As each WAR gives the holder the right to receive cash equal to the market price of an equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded expense of $142 million, $106 million and $31 million for 2007, 2006 and 2005, respectively, as a result of changes in both the fair value and vested portion of the outstanding WARs. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF 00-19, the cash-settled call options have been recorded as assets measured at fair value (see Note 4), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2007, 2006 and 2005, the Company recognized income of $132 million, $97 million and $26 million, respectively, in selling, general and administrative expenses related to the cash-settled call options.

The aggregate fair value of outstanding WARs was $220 million and $176 million at December 31, 2007 and 2006, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange.

Presented below is a summary of activity of WARs granted to participants for the year ended December 31, 2007:

	Number of WARs
Outstanding at January 1, 2007	**89,567,000**
Granted	6,163,935
Exercised	(34,460,575)
Forfeited	(766,225)
Expired	(1,625,000)
Outstanding at December 31, 2007	**58,879,135**
Exercisable at December 31, 2007	**21,966,000**

The aggregate fair value at date of grant of WARs granted in 2007 and 2006 was $7 million and $19 million, respectively. No WARs were granted in 2005. In 2007, 2006 and 2005, share-based liabilities of $106 million, $18 million and $1 million, respectively, were paid upon exercise of WARs by participants.

ESAP

The ESAP is an employee stock-option plan with a savings feature. Employees save over a twelve-month period by way of monthly salary deductions. At the end of the savings period, employees choose whether to exercise their stock options using their savings plus interest to buy ABB Ltd shares (American Depositary Shares (ADS) in the case of employees in the United States – each ADS representing one registered share of the Company) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

The fair value of each option is estimated on the date of grant using the same option valuation model as described under the MIP, using the assumptions noted in the table below. The expected term of the option granted has been determined to be the contractual one-year life of each option, at the end of which the options vest and the participants are required to decide whether to exercise their options or have their savings returned with interest. The risk-free rate is based on one-year Swiss franc interest rates, reflecting the one year contractual life of the options. In estimating forfeitures, the Company has used the data from previous ESAP launches.

	2007 grant	2006 grant	2005 grant
Expected volatility	34%	30%	27%
Dividend yield	0.89%	0.81%	0.97%
Expected term	1 year	1 year	1 year
Risk-free interest rate	2.82%	2.13%	1.40%

Presented below is a summary of activity under the ESAP during the year ended December 31, 2007:

	Number of shares [1]	Weighted-average exercise price (in Swiss francs) [2]	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs) [2][3]
Outstanding at January 1, 2007	**4,022,310**	**18.55**		
Granted	2,772,670	34.98		
Forfeited	(163,930)	18.55		
Exercised [4]	(3,730,651)	18.55		
Not exercised (savings returned plus interest)	(127,729)	18.55		
Outstanding at December 31, 2007	**2,772,670**	**34.98**	**0.8**	**–**
Vested and expected to vest at December 31, 2007	**2,658,991**	**34.98**	**0.8**	**–**
Exercisable at December 31, 2007	**–**	**–**	**–**	**–**

[1] Includes shares represented by ADS.

[2] Information presented for ADS is based on equivalent Swiss franc denominated awards.

[3] Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SWX Swiss Exchange (virt-x) and the exercise price of each option in Swiss francs.

[4] The cash received upon exercise amounted to $61 million and the corresponding tax benefit was $13 million. The shares were issued out of contingent capital.

U.S. dollar amounts in millions, except per share amounts

The exercise prices per ABB Ltd share and per ADS of 34.98 Swiss francs and $29.78, respectively, for the 2007 grant, 18.55 Swiss francs and $14.75, respectively, for the 2006 grant, and 10.30 Swiss francs and $7.88, respectively, for the 2005 grant were determined using the closing price of the ABB Ltd share on SWX Swiss Exchange (virt-x) and ADS on the New York Stock Exchange on the respective grant dates.

At December 31, 2007, there was $10 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost will be recognized over the first 10 months of 2008. The weighted-average grant-date fair value of options granted during 2007, 2006 and 2005, was 4.93 Swiss francs, 2.32 Swiss francs, and 1.12 Swiss francs, respectively. The total intrinsic value (on the day of exercise) of options exercised in 2007, 2006 and 2005 was 61 million Swiss francs, 50 million Swiss francs, and 22 million Swiss francs, respectively.

LTIP

The Company has an LTIP for members of its Executive Committee and other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company's Governance, Nomination and Compensation Committee. The LTIP involves annual grants (subject to market and vesting conditions) of the Company's stock and, as of the 2006 launch, contains a co-investment component, in addition to the share-price performance component existing in the previous launches.

Under the share-price performance component, the number of shares conditionally granted is dependent upon the base salary of the Eligible Participant. The actual number of shares that each Eligible Participant will receive free-of-charge at a future date is dependent on i) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and ii) the term of service of the respective Eligible Participant in their capacity as an Eligible Participant during the Evaluation Period. The actual number of shares received after the Evaluation Period cannot exceed 100 percent of the conditional grant.

The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period and an average annual dividend yield percentage (the Company's Performance).

In order for shares to vest, the Company's Performance over the Evaluation Period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered by the Company, after the end of the Evaluation Period, will be dependent on the Company's ranking in comparison with the defined peers. The full amount of the conditional grant will vest if the Company's Performance is better than three-quarters of the defined peers.

Under the co-investment component of the LTIP, each Eligible Participant is invited to invest in the Company's shares, up to an individually defined maximum number of shares. If the Eligible Participant remains the owner of such shares until the end of the Evaluation Period, the Company will deliver free-of-charge to the Eligible Participant a matching number of shares.

In May 2007, 666,951 shares were conditionally granted to Eligible Participants under the 2007 launch of the LTIP, representing the total of the share price performance and co-investment components.

In September 2006, 733,173 shares were conditionally granted to Eligible Participants under the 2006 launch of the LTIP, representing the total of the share price performance and co-investment components. In March 2007, a further 83,052 shares were conditionally granted under the 2006 launch to new Eligible Participants.

In December 2005, 1,044,456 shares were conditionally granted to Eligible Participants under the 2005 launch of the LTIP. In March 2007, a further 59,150 shares were conditionally granted under the 2005 launch to a new Eligible Participant.

Presented below is a summary of launches of the LTIP:

Launch year	Evaluation Period	Conditionally granted shares outstanding at December 31, 2007	Reference price (Swiss francs)[1]
2005	March 15, 2005, to March 15, 2008	928,646	7.15
2006	March 15, 2006, to March 15, 2009	730,994	15.48
2007	March 15, 2007, to March 15, 2010	605,776	21.08

[1] For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on SWX Swiss Exchange (virt-x) over the 20 trading days preceding March 15 of the respective launch year.

Presented below is a summary of activity under the LTIP for the year ended December 31, 2007:

	Number of shares	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2007	**1,773,632**	**13.84**
Granted	809,153	23.75
Forfeited	(317,369)	15.52
Nonvested at December 31, 2007	**2,265,416**	**17.14**

Effective January 1, 2006, the Company accounts for the LTIP in accordance with SFAS 123R. The charge is based on the market price of the ABB Ltd share on grant date and is recorded in selling, general and administrative expenses over the vesting period, which is from grant date to the end of the Evaluation Period. Prior to January 1, 2006, the Company accounted for awards under the LTIP using the intrinsic value method of APB 25. The LTIP was deemed to be a variable plan in accordance with APB 25. Accordingly, changes in the fair value of the Company's stock and number of shares anticipated to vest resulted in a change in the intrinsic value and amount of the awards, with a corresponding change to compensation expense over the vesting period.

U.S. dollar amounts in millions, except per share amounts

The aggregate fair value, at the dates of grant, of shares conditionally granted in 2007, 2006 and 2005 was approximately $16 million, $10 million and $9 million, respectively.

At December 31, 2007, there was $17 million of total unrecognized compensation cost related to non-vested shares conditionally granted under the LTIP. Such cost is expected to be recognized over a weighted-average period of 1.7 years. The total grant-date fair value of shares that vested during 2006 was 3 million Swiss francs. The first LTIP vested in 2006 and no grants under LTIP vested in 2007. The weighted-average grant-date fair value of shares conditionally granted during 2007, 2006 and 2005, was 23.75 Swiss francs, 16.75 Swiss francs, and 11.53 Swiss francs, respectively.

Other share-based payments

The Company has other insignificant share-based payment arrangements. In 2007, such arrangements represented an aggregate grant of less than half a million shares and the expense recorded in selling, general and administrative expenses for such arrangements totaled $3 million. The 2006 and 2005 amounts were insignificant.

Note 21 Stockholders' equity

At December 31, 2007, the Company had 2,570,314,947 authorized shares, of which 2,316,015,102 were registered and issued. At December 31, 2006, the Company had 2,370,314,947 authorized shares, of which 2,187,756,317 shares were registered and issued.

In 2005, 30,298,913 ABB Ltd shares were reserved to cover part of the Company's asbestos liabilities. These shares were contributed to the CE Asbestos PI Trust on April 21, 2006, and resulted in a reduction in asbestos obligations by $407 million, the fair value of the shares on the date of contribution. This amount was offset by a corresponding increase in capital stock and additional paid-in capital in the Consolidated Balance Sheets.

As described in Note 13, during 2007, the bondholders of the Company's 1 billion Swiss franc convertible bonds converted their bonds, resulting in the issuance of 105 million shares and an increase in capital stock and additional paid-in capital of $830 million.

During 2007, the Company purchased on the open market 10 million of its own shares for use in connection with share-based payment arrangements. These transactions resulted in an increase in treasury stock of $199 million.

In November 2007, the Company issued 3.7 million shares from contingent capital stock for the purposes of fulfilling the Company's obligations under the ESAP. This share issuance resulted in an increase in capital stock and additional paid-in capital of $60 million.

Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants have either sold or exercised their warrants or exercised their WARs. During 2007, the bank holding call options (related to MIP launches during 2001, 2003, and 2004), which had been issued by the Company at fair value and with strike prices ranging from 7.00 to 13.49 Swiss francs, exercised a portion of the call options held. As a result, approximately 19.6 million shares were issued by the Company and there was a net increase in capital stock and additional paid-in capital of $181 million.

At December 31, 2007, a total of 23 million call options, representing the same number of shares and with strike prices ranging from 7.00 to 26.00 Swiss francs were held by the bank. These call options expire in periods ranging from December 2009 to May 2013. However, at December 31, 2007, only 4.1 million of these instruments, with strike prices ranging from 7.00 to 26.00 Swiss francs, could be exercised under the terms of the agreement with the bank.

In addition to the above, at December 31, 2007, the Company had further outstanding obligations to deliver:

- up to 3.0 million shares, at a strike price of 26.00 Swiss francs, relating to the options granted under the 2007 launch of the MIP, vesting in May 2010 and expiring in May 2013;
- up to 2.8 million shares, at a strike price of 34.98 Swiss francs, to employees under the ESAP, vesting and expiring in November 2008;
- up to 2.3 million shares free-of-charge to Eligible Participants under the 2007, 2006 and 2005 launches of the LTIP, vesting and expiring in March 2010, 2009 and 2008, respectively;
- less than half a million shares in connection with certain other share-based payment arrangements with employees.

See Note 20 for a description of the above share-based payment arrangements.

Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd, Zurich, prepared in compliance with Swiss law. At December 31, 2007, of the 12,833 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 5,790 million Swiss francs is share capital, 4,096 million Swiss francs is restricted, 1,175 million Swiss francs is unrestricted and 1,772 million Swiss francs is available for distribution. At December 31, 2006, of the 10,631 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 5,469 million Swiss francs is share capital, 2,902 million Swiss francs is restricted, 1,512 million Swiss francs is unrestricted and 748 million Swiss francs is available for distribution.

In February 2008, the Board of Directors announced that a proposal will be put to the Annual General Meeting to reduce the nominal value of the shares from CHF 2.50 to CHF 2.02 and distribute CHF 0.48 per share. In addition, the Company announced its decision to launch a share buyback program up to a maximum value of 2.2 billion Swiss francs (equivalent to approximately $2 billion at the then valid exchange rates).

U.S. dollar amounts in millions, except per share amounts

Note 22 Earnings per share

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to market and/or vesting conditions under the Company's share-based payment arrangements; and, prior to September 2007, shares issuable in relation to outstanding convertible bonds. In 2007, 2006 and 2005, outstanding securities representing a maximum of 3 million, 4 million and 133 million shares, respectively, were excluded from the calculation of diluted earnings (loss) per share as their inclusion would have been anti-dilutive.

Year ended December 31,	2007	2006	2005
Income from continuing operations before cumulative effect of accounting change	$ 3,171	$ 1,532	$ 867
Income (loss) from discontinued operations, net of tax	586	(142)	(127)
Cumulative effect of accounting change, net of tax	–	–	(5)
Net income	**$ 3,757**	**$ 1,390**	**$ 735**
Weighted-average number of shares outstanding (in millions)	2,258	2,128	2,029
Basic earnings (loss) per share:			
Income from continuing operations before cumulative effect of accounting change	$ 1.40	$ 0.72	$ 0.43
Income (loss) from discontinued operations, net of tax	0.26	(0.07)	(0.07)
Cumulative effect of accounting change, net of tax	–	–	0.00
Net income	**$ 1.66**	**$ 0.65**	**$ 0.36**

Year ended December 31,	2007	2006	2005
Income from continuing operations before cumulative effect of accounting change	$ 3,171	$ 1,532	$ 867
Effect of dilution:			
Interest on convertible bonds, net of tax	9	29	26
Income from continuing operations before cumulative effect of accounting change, adjusted	**3,180**	**1,561**	**893**
Income (loss) from discontinued operations, net of tax	586	(142)	(127)
Cumulative effect of accounting change, net of tax	–	–	(5)
Net income, adjusted	**$ 3,766**	**$ 1,419**	**$ 761**
Weighted-average number of shares outstanding (in millions)	2,258	2,128	2,029
Effect of dilutive securities:			
Call options and shares	18	15	4
Convertible bonds	32	105	105
Dilutive weighted-average number of shares outstanding (in millions)	**2,308**	**2,248**	**2,138**
Diluted earnings (loss) per share:			
Income from continuing operations before cumulative effect of accounting change	$ 1.38	$ 0.69	$ 0.42
Income (loss) from discontinued operations, net of tax	0.25	(0.06)	(0.06)
Cumulative effect of accounting change, net of tax	–	–	0.00
Net income, adjusted	**$ 1.63**	**$ 0.63**	**$ 0.36**

Note 23 Transformer business and other restructuring charges

In 2005, the Company announced its decision to consolidate its global transformer business in the Power Products division, including closing certain plants and employment reductions, as a result of overcapacity, increasing raw material costs and a regional shift in demand experienced by the transformer business. This consolidation program is expected to be completed by the end of 2008 and will result in approximately $240 million of total charges.

During 2007, the Company recorded an expense of $34 million; $23 million was recorded in cost of sales, $2 million in selling, general and administrative expenses, and $9 million in other income (expense) net. This expense consisted of $15 million charges related to employee severance costs, $9 million of estimated contract settlement and loss order costs and $10 million related to inventory and long-lived asset impairments.

During 2006, the Company recorded an expense of $38 million; $26 million was recorded in cost of sales, $9 million in selling, general and administrative expenses and $3 million in other income (expense) net. This expense consisted of $47 million of estimated contract settlement and loss order costs, $3 million charges related to employee severance costs, and $1 million related to inventory and long-lived asset impairments and costs. These expenses were offset by a change in estimate of $13 million related to employee severance costs.

Note 23 Transformer business and other restructuring charges, continued
Liabilities associated with these expenses are expected to be settled primarily by the end of 2008 and consisted of the following:

	Employee severance costs	Contractual settlement/(loss) order costs	Total
Liability at December 31, 2005	**$ 51**	**$ 31**	**$ 82**
Expenses	3	47	50
Cash payments	(19)	(44)	(63)
Exchange rate differences	4	3	7
Changes in estimates	(13)	-	(13)
Liability at December 31, 2006	**$ 26**	**$ 37**	**$ 63**
Expenses	17	15	32
Cash payments	(10)	(31)	(41)
Exchange rate differences	2	3	5
Change in estimates	(2)	(6)	(8)
Liability at December 31, 2007	**$ 33**	**$ 18**	**$ 51**

The Company will continue to assess other potential losses and costs it might incur in relation to the transformer business consolidation program. These future costs are not yet accruable; however, the Company expects that total costs incurred throughout the duration of the transformer business consolidation program will be in line with the Company's original estimate.

In addition to the transformer business consolidation described above, the Company continues to restructure individual facilities and factories to increase efficiency by reducing headcount and streamlining operations. At December 31, 2007 and 2006, liabilities related to these other programs consisted of $14 million and $17 million, respectively, for workforce reductions and $8 million and $17 million, respectively, for lease termination and other exit costs. These lease termination and other exit costs will be paid over approximately five years as lease shortfall payments are made.

Note 24 Operating segment and geographic data

Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* (SFAS 131), establishes standards for reporting information about operating segments. The Chief Operating Decision Maker (CODM), as defined by SFAS 131, is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. Effective January 1, 2006, the Company's operating segments, included Power Products, Power Systems, Automation Products, Process Automation, and Robotics. The remaining operations of the Company are included in Non-core and Other.

- Power Products manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers, and sensors for electric, gas and water utilities for industrial and commercial customers.
- Power Systems installs and upgrades transmission and distribution systems and power plant automation and electrification solutions, incorporating components manufactured by both the Company and by third parties.
- Automation Products produces low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators, power electronics systems, and services related to these products that help customers to increase productivity, save energy, and increase safety.
- Process Automation develops and sells control, plant optimization, automation products and solutions, industry specific application knowledge and services for the pulp and paper, metals and minerals, chemicals and pharmaceuticals, oil and gas, utility automation, marine and turbocharging industries.
- Robotics offers robot products, systems and service for the automotive and other manufacturing industries.
- Non-core and Other includes the following:
  - the Company's Real Estate activities which principally manage the use of the majority of its real estate assets and facilities which was reclassified from Corporate to Non-core and Other effective January 1, 2006;
  - the remaining Equity Ventures business (see Note 12); and
  - the remaining Distributed Energy business and some other minor businesses.
- Corporate/Other includes Headquarters, Central Research and Development and Group Treasury Operations.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and income (loss) from discontinued operations, net of tax. In accordance with SFAS 131, the Company presents division revenues, depreciation and amortization, earnings before interest and taxes, net operating assets and capital expenditures. The Company accounts for inter-division sales and transfers as if the sales and transfers were to third parties, at current market prices.

U.S. dollar amounts in millions, except per share amounts

Note 24 Operating segment and geographic data, continued

The following tables summarize information for each segment:

2007	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures[1]
Power Products	$ 9,777	$ 131	$ 1,596	$ 5,770	$ 209
Power Systems	5,832	57	489	4,167	50
Automation Products	8,644	150	1,477	5,371	193
Process Automation	6,420	109	683	4,111	91
Robotics	1,407	21	79	821	14
Non-core and Other	424	84	9	1,904	110
Corporate	1,140	45	(310)	8,726	82
Inter-division elimination	(4,461)	–	–	–	–
Consolidated	**$ 29,183**	**$ 597**	**$ 4,023**	**$ 30,869**	**$ 749**

2006	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures[1]
Power Products	$ 7,275	$ 119	$ 939	$ 4,322	$ 145
Power Systems	4,544	59	279	3,345	26
Automation Products	6,837	138	1,053	4,554	148
Process Automation	5,448	114	541	3,644	70
Robotics	1,288	23	1	750	14
Non-core and Other	382	71	65	2,264	71
Corporate	925	31	(321)	4,866	46
Inter-division elimination	(3,418)	–	–	–	–
Consolidated	**$ 23,281**	**$ 555**	**$ 2,557**	**$ 23,745**	**$ 520**

2005	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures[1]
Power Products	$ 6,185	$ 133	$ 600	$ 3,377	$ 131
Power Systems	4,085	57	187	2,787	26
Automation Products	5,897	151	822	3,782	158
Process Automation	4,996	117	398	3,214	37
Robotics	1,699	28	91	933	16
Non-core and Other	415	69	14	2,294	70
Corporate	436	16	(401)	4,373	13
Inter-division elimination	(2,749)				
Consolidated	**$ 20,964**	**$ 571**	**$ 1,711**	**$ 20,760**	**$ 451**

[1] Capital expenditures reflect cash outflow towards purchases of tangible and intangible fixed assets.

Geographic information

	Revenues Year ended December 31,			Long-lived assets at December 31,	
	2007	2006	2005	2007	2006
Europe	$ 13,322	$ 10,969	$ 10,154	$ 2,358	$ 2,082
The Americas	5,247	4,394	4,114	258	213
Asia	7,480	5,863	5,000	522	405
Middle East and Africa	3,134	2,055	1,696	108	93
	$ 29,183	**$ 23,281**	**$ 20,964**	**$ 3,246**	**$ 2,793**

U.S. dollar amounts in millions, except per share amounts

Note 24 Operating segment and geographic data, continued

Revenues have been reflected in the regions based on the location of the customer. China generated approximately 11 percent, 12 percent, and 10 percent of the Company's total revenues in 2007, 2006 and 2005, respectively. The United States generated approximately 11 percent, 11 percent and 12 percent of the Company's total revenues in 2007, 2006 and 2005, respectively. Germany generated approximately 8 percent, 8 percent and 9 percent of the Company's total revenues in 2007, 2006 and 2005, respectively. More than 95 percent of the Company's total revenues were generated outside Switzerland in 2007, 2006 and 2005. Long-lived assets represent property, plant and equipment, net, and are shown by location of the assets. Switzerland and Germany represented approximately 19 percent and 15 percent, respectively, of the Company's long-lived assets at December 31, 2007 and approximately 20 percent and 15 percent at December 31, 2006.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

Approximately 57 percent of the Company's employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

U.S. dollar amounts in millions, except per share amounts

Report of management on internal control over financial reporting

The Board of Directors and management of the Group are responsible for establishing and maintaining adequate internal controls over financial reporting. The Group's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the Group's internal control over financial reporting as of December 31, 2007 which is included on page 134 of the annual report.

Michel Demaré
CEO and CFO

Zurich, March 7, 2008

ABB Ltd Group Auditors' Reports

The Stockholders of ABB Ltd:

As Group auditors, we have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2007 and 2006, and the related consolidated income statements, statements of cash flows, and statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

As discussed in Note 2 to the consolidated financial statements in 2007, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109". As also discussed in Note 2 to the consolidated financial statements, in 2006 effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", and effective December 31, 2006, the company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2008 expressed an unqualified opinion thereon.

Ernst & Young AG

C. Barone
Auditor in charge

M. Sills

Zurich, Switzerland
March 7, 2008

The Stockholders of ABB Ltd:

We have audited ABB Ltd's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of ABB Ltd and our report dated March 7, 2008, expressed an unqualified opinion thereon.

Ernst & Young AG

C. Barone
Auditor in charge

M. Sills

Zurich, Switzerland
March 7, 2008

Financial Statements of ABB Ltd, Zurich

Income Statement

Year ended December 31,	2007	2006
(CHF in thousands)		
Dividend income	1,135,000	500,000
Finance income	161,593	112,858
Other income	18,189	15,921
Finance expense	(47,382)	(37,389)
Personnel expenses	(46,020)	(44,151)
Other expenses	(31,341)	(30,785)
Net gain from sale of own shares	–	12,003
Revaluation gain on own shares	–	54,601
Net income before taxes	**1,190,039**	**583,058**
Income taxes	(15,500)	(2,300)
Net income	**1,174,539**	**580,758**

Balance Sheet

December 31,	2007	2006
(CHF in thousands)		
Cash and equivalents	595,910	558,217
Receivables	14,520	14,654
Short-term loan – group	89,976	97,600
Total current assets	**700,406**	**670,471**
Long-term loans – group	3,366,345	5,537,505
Participation	8,996,335	5,226,834
Own shares	408,688	166,581
Total non-current assets	**12,771,368**	**10,930,920**
Total assets	**13,471,774**	**11,601,391**
Current liabilities	62,186	35,022
Short-term loan – group	90,726	97,600
Long-term loans – group	278,045	424,205
Provisions	–	205,701
Bonds	208,300	208,300
Total liabilities	**639,257**	**970,828**
Share capital	5,790,038	5,469,391
Legal reserve	3,686,683	2,734,907
Reserve for treasury shares	408,688	166,581
Other reserves	1,174,844	1,511,250
Retained earnings	597,725	167,676
Net income	1,174,539	580,758
Total stockholders' equity	**12,832,517**	**10,630,563**
Total liabilities and stockholders' equity	**13,471,774**	**11,601,391**

Notes to Financial Statements

Note 1 General

ABB Ltd, Zurich (the Company) is the parent company of the ABB Group whose Consolidated Financial Statements include 100 percent of the assets, liabilities, revenues, expenses, income and cash flows of ABB Ltd and group companies in which the Company has a controlling interest, as if the Company and its group companies were a single company. The Consolidated Financial Statements are of overriding importance for the purpose of the economic and financial assessment of the Company. The Unconsolidated Financial Statements of the Company are prepared in accordance with Swiss law and serve as complementary information to the Consolidated Financial Statements.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Note 2 Cash and equivalents

	2007	2006
(CHF in thousands)		
Cash in bank	643	701
Cash deposit with ABB Group Treasury Operations	595,267	557,516
Total	**595,910**	**558,217**

ABB Group maintains an internal treasury function, Group Treasury Operations, comprising certain indirect subsidiaries of the Company, to provide group companies with deposit and borrowing facilities.

Note 3 Receivables

	2007	2006
(CHF in thousands)		
Non-trade receivables	292	81
Non-trade receivables – group	4,309	4,987
Accrued income – group	9,919	9,586
Total	**14,520**	**14,654**

Note 4 Long-term loans – group

	2007	2006
(CHF in thousands)		
Long-term loans – group	3,366,345	5,537,505

The Company maintains interest bearing credit agreements with ABB Asea Brown Boveri Ltd, Zurich, Switzerland, and ABB Inc, Norwalk, United States. These loans are stated at the lower of cost or fair value.

Note 5 Participation

				Ownership interest	
Company name	**Purpose**	**Domicile**	**Share capital**	2007	2006
ABB Asea Brown Boveri Ltd	Holding	CH-Zurich	CHF 2,768,000,000	100%	100%

During 2007, the Company made contributions of CHF 3,826,405 thousand to indirectly held subsidiaries.

The participation is valued at the lower of cost or fair value, using valuation models accepted under Swiss law.

Note 6 Current liabilities

	2007	2006
(CHF in thousands)		
Non-trade payables	16,446	8,420
Non-trade payables – group	1,873	1,983
Accrued expenses	40,965	23,691
Accrued expenses – group	2,902	928
Total	**62,186**	**35,022**

Note 7 Provisions

At December 31, 2006, the Company had provisions of CHF 205,701 thousand related to an option to deliver up to 104,931,794 shares of the Company, in connection with the CHF 1 billion convertible bonds issued by a group company. During 2007, bondholders converted their bonds in full and the option was exercised, with the corresponding shares being issued out of contingent shares (see Note 9). Consequently, the Company released to other reserves the CHF 205,701 thousand of provisions.

Note 8 Bonds

	2007	2006
(CHF in thousands)		
Note 2001–2008 3.75% coupon	100,000	100,000
Bond 1999–2009 3.75% coupon	108,300	108,300
Total	**208,300**	**208,300**

The bonds are stated at their nominal value.

The Company, through Group Treasury Operations, has entered into interest rate swap transactions with banks to effectively convert these bonds into floating rate Swiss franc obligations.

Note 9 Stockholders' equity

	Share capital	Legal reserve	Reserve for treasury shares	Other reserves	Retained earnings	Net income	Total 2007
(CHF in thousands)							
Opening balance as of January 1	5,469,391	2,734,907	166,581	1,511,250	167,676	580,758	10,630,563
Allocation to retained earnings					580,758	(580,758)	–
Release of other reserves				(300,000)	300,000		–
Dividend paid					(450,709)		(450,709)
CHF 1,000 convertible issuances	262,329	725,713		205,701			1,193,743
Management plan issuance	48,980	168,064					217,044
Employee plan issuance	9,338	114,903					124,241
Use of share premium		(56,904)					(56,904)
Decrease of other reserves			242,107	(242,107)			–
Net income for the year						1,174,539	1,174,539
Closing balance as of December 31	**5,790,038**	**3,686,683**	**408,688**	**1,174,844**	**597,725**	**1,174,539**	**12,832,517**

Share capital as of December 31, 2007	Number of registered shares	Par value	Total (CHF in thousands)
Issued shares	2,316,015,102	CHF 2.50	5,790,038
Contingent shares	54,299,845	CHF 2.50	135,750
Authorized shares	200,000,000	CHF 2.50	500,000

Share capital as of December 31, 2006	Number of registered shares	Par value	Total (CHF in thousands)
Issued shares	2,187,756,317	CHF 2.50	5,469,391
Contingent shares	182,558,630	CHF 2.50	456,397

At the Company's annual general meeting on May 3, 2007, the shareholders approved an amendment to the Company's Articles of Incorporation, to create authorized share capital in an amount not to exceed CHF 500,000 thousand through the issuance of up to 200,000,000 shares with a par value of CHF 2.50 each, by not later than May 3, 2009.

In connection with options exercised by a group company during March to September 2007, to meet obligations to deliver shares of the Company to holders of the CHF 1 billion convertible bond issued by the group company, the Company issued 104,931,602 shares out of contingent capital. This share issuance increased the Company's share capital and legal reserve by CHF 262,329 thousand and CHF 725,713 thousand, respectively. CHF 205,701 thousand of provisions were released to other reserves (see Note 7). The remaining 192 shares of the contingent capital, specifically for issuance in respect of the convertible bond, were cancelled as of January 10, 2008.

The ABB Group has an employee share acquisition plan (ESAP). To enable the group company that facilitates the ESAP to deliver shares to employees who have exercised their stock options, the group company entered into an agreement with the Company to acquire the required number of shares at their then market value from the Company. Consequently in November 2007, the Company issued, out of contingent capital, to the group company, 3,735,058 shares at CHF 33.60 (USD 29.94, equivalent to CHF 33.61, for those shares issued to be converted into American depositary shares), thereby increasing the Company's share capital and legal reserve by CHF 9,338 thousand and 114,903

Note 9 Stockholders' equity, continued

thousand, respectively. The Company used CHF 56,904 thousand of the share premium recognized on issuance to reduce the carrying value of its participation in the subsidiary.

During 2007, a bank holding call options related to ABB Group's management incentive plan (MIP) exercised a portion of its holding. These options had been issued by the group company that facilitates the MIP (related to MIP launches during 2001, 2003 and 2004) at fair value and with strike prices ranging from CHF 7.00 to CHF 13.49. At issuance, the group company had entered into intercompany options on the same terms to enable it to meet its future obligations. As a result of the exercise by the bank, the Company issued 12,609,225 shares at CHF 13.49, 6,410,400 shares at CHF 7.00 and 572,500 shares at CHF 7.50 out of contingent capital, thereby increasing the Company's share capital and legal reserve by CHF 48,980 thousand and 168,064 thousand, respectively. A further 4,407 shares at CHF 13.49 were delivered out of own shares.

Own shares	Number of shares 2007	Number of shares 2006
Opening balance as of January 1	8,782,721	11,531,106
Purchases	10,004,407	–
Subtotal	18,787,128	11,531,106
Transfers	(61,653)	(2,748,385)
Closing balance as of December 31	**18,725,475**	**8,782,721**

In May 2007, the Company purchased 10,000,000 own shares on the open market at an average price of CHF 24.33 for use in connection with share-based programs. In December 2007, the Company purchased 4,407 own shares from another group company at the then market price of CHF 32.08 per share. In 2007 and 2006, the Company transferred out own shares of 61,653 and 2,748,385 at an average price per share of CHF 19.75 and CHF 12.10, respectively. The average acquisition price of the own shares as of December 31, 2007 and 2006, was CHF 21.83 and CHF 18.97, respectively.

The own shares are stated at the lower of cost or fair value. As a consequence of increases in the fair value, the own shares were revalued to CHF 18.97 per share at December 31, 2006, resulting in a gain of CHF 54,601 thousand in 2006.

Note 10 Contingent liabilities

As of December 31, 2007, the Company had issued a support letter to a surety institution in the amount of CHF 337,522 thousand. This facility is used for the issuance of surety bonds on behalf of group companies.

Furthermore, the Company has Keep-well agreements with certain group companies. A Keep-well agreement is a shareholder agreement between the Company and a group company. These agreements provide for maintenance of a minimum net worth in the group company and the maintenance of 100 percent direct or indirect ownership by the Company.

For those group companies acting on the capital markets, the Keep-well agreements additionally provide that if at any time the group company has insufficient liquid assets to meet any payment obligation on its debt (as defined in the agreements) and has insufficient unused commitments under its credit facilities with its lenders, the Company will make available to the group company sufficient funds to enable it to fulfill such payment obligation as it falls due. A Keep-well agreement is not a guarantee by the Company for payment of the indebtedness, or any other obligation, of a group company. No party external to the ABB Group is a party to any of these Keep-well agreements.

Combustion Engineering Inc (CE), an indirect wholly owned subsidiary of the Company, had been a defendant in numerous asbestos-related claims in the United States. On April 21, 2006, a channeling injunction was issued and became effective pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE are channeled to the CE Asbestos PI Trust. Potential commitments and current provisions of the Company and its direct and indirect subsidiaries in respect of this matter are further described in Note 16 of the Consolidated Financial Statements of ABB Ltd. The Company's financial guarantee to the CE Asbestos PI Trust is CHF 168'705 thousand as of December 31, 2007.

As a result of its ongoing internal investigations, in 2007 and previously, the Company disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission various suspect payments that occurred in various Group companies across several years. In addition, the Company is cooperating with various anti-trust authorities, including the European Commission, regarding certain alleged anti-competitive practices. The outcome of these matters could have a material impact on the Company's consolidated operating results, cash flows and financial position.

The Company is part of a value added tax group and therefore is jointly liable to the Swiss Federal Tax Department for the value added tax liabilities of the other members.

Note 11 Credit facility agreement

The Company and certain of its group companies are parties to a $2 billion multicurrency revolving credit facility, maturing 2010. No amounts were drawn under this facility at December 31, 2007 and 2006.

Note 12 Significant shareholders

FMR LLC, U.S., held 127,059,033 ABB Ltd shares as of December 31, 2007 which is more than 5 percent of total capital and voting rights. Subsequently, in February 2008, FMR LLC announced that, as of February 18, 2008, together with its direct and indirect subsidiaries, it holds for its funds and clients a total of registered shares of ABB Ltd, Zurich, which is less than 3 percent of total capital and voting rights.

As of December 31, 2007, Investor AB, Sweden, held 166,330,142 ABB Ltd shares.

Note 13 Board of directors compensation

The compensation levels of members of the Board of directors for their term of office from May 2007 to May 2008 were as follows:

■ Chairman of the Board: CHF 1,200,000
■ Member of the Board and Committee chairman: CHF 400,000
■ Member of the Board: CHF 300,000

Effective as of 2007, Board compensation is payable in semi-annual installments in arrear. The first payment is made in November, for the period of Board membership from election at the annual general meeting in May until October of that year. The second payment is made in May of the following year for the period of Board membership from November to May.

Also effective as of 2007, Board members elect to receive either 50 percent or 100 percent of their compensation in ABB shares. The reference price for the shares to be delivered (and hence the calculation of the number of shares to be delivered) is the average closing price of the ABB share during a defined 30-day period which is different for each installment. The ABB shares are kept in a blocked account for three years after the date of original delivery and may only be disposed of earlier if the respective person has left the Board of directors and has not agreed to the shares remaining blocked for the original three-year period. In addition, all shares that were in the blocked account at the beginning of May 2007 are blocked until May 2010 and may only be disposed of earlier if the respective Board member shall have left the Board before 2010 and shall not have agreed to the shares remaining blocked until 2010.

The compensation to which Board members are entitled for the period May 2007 to May 2008 amounts to CHF 3,500,000. Of this amount, CHF 700,000 was settled in cash and CHF 1,050,000 in the form of 25,263 shares in November 2007. The remainder will be settled in May 2008 in cash and/or shares, according to the election made by the Board members. The amounts per individual Board member are listed in the table below. No amounts were paid in 2007 in respect of 2006.

				2007 installment	
Name	Function	Total compensation[1]	Percentage of compensation to be settled in shares	Settled in cash[2]	Settled in shares – number of shares received[3]
		(CHF)		(CHF)	
Hubertus von Grünberg	Chairman of the Board	1,200,000	50%	300,000	6,779
Roger Agnelli[4]	Member of the Board	300,000	50%	75,000	1,677
Louis R. Hughes[5]	Member of the Board	300,000	50%	75,000	1,677
Hans Ulrich Märki	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	400,000	100%	–	6,149
Michel de Rosen[4]	Member of the Board	300,000	50%	75,000	1,677
Michael Treschow	Member of the Board	300,000	50%	75,000	1,677
Bernd W. Voss	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	400,000	50%	100,000	2,273
Jacob Wallenberg[5]	Member of the Board	300,000	100%	–	3,354
Total		**3,500,000**		**700,000**	**25,263**

[1] Compensation for the period of Board membership from May 2007 to May 2008. Expense recognized in the Company's Income Statement for 2007 amounted to CHF 2,449,000. Jürgen Dormann served as Chairman of the Board until the annual general meeting in May 2007. All compensation in connection with his role as Chairman was paid and recorded in 2006.
[2] Represents gross amounts paid in 2007, prior to deductions for social security, withholding tax etc.
[3] Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.
[4] Member of the Governance, Nomination and Compensation Committee
[5] Member of the Finance, Audit and Compliance Committee

Board members do not receive pension benefits and are not eligible to participate in any of ABB's employee incentive programs. No loans or guarantees were granted to Board members in 2007. No payments were made to former Board members in 2007.

Other than as disclosed herein, no members of the Board, or parties related to any of them received any additional fees and remunerations for services rendered to ABB. A related party includes a spouse, children below the age of eighteen, legal or natural persons acting as a fiduciary and legal entities controlled by a member of the Board.

Note 14 Executive committee compensation

The total compensation of members of the executive committee in 2007 is summarized in the table below:

Name	Function	Total salary and other non-share-based compensation	Total share-based compensation	Total compensation
		(CHF)	(CHF)	(CHF)
Fred Kindle	President & Chief Executive Officer	3,926,255	5,545,689	9,471,944
Michel Demaré	Chief Financial Officer	1,980,964	3,289,469	5,270,433
Gary Steel	Human Resources responsible	1,784,766	2,472,964	4,257,730
Ulrich Spiesshofer	Corporate Development responsible	1,568,506	1,038,384	2,606,890
Diane de Saint Victor	General Counsel	1,371,821	3,053,627	4,425,448
Ravi Uppal	President Global Markets since July 1, 2007	507,109	–	507,109
Bernhard Jucker	Power Products Division responsible	2,049,338	1,241,391	3,290,729
Peter Leupp	Power Systems Division responsible	1,383,040	1,855,839	3,238,879
Tom Sjökvist	Automation Products Division responsible	2,465,439	1,101,153	3,566,592
Veli-Matti Reinikkala	Process Automation Division responsible	1,523,328	1,039,682	2,563,010
Anders Jonsson	Robotics Division responsible	1,367,618	761,926	2,129,544
Dinesh Paliwal	President Global Markets and Technology until June 30, 2007	2,974,974	1,498,518	4,473,492
Total		**22,903,158**	**22,898,642**	**45,801,800**

The table below shows the gross payments (i.e. compensation before deduction of employee social insurance and pension contributions) that were made to or on behalf of the members of the executive committee in 2007 but excluding share-based compensation which is shown in a separate table below.

Name	Base salary	Bonus	Additional compen-sation	Employers' pension contribu-tions	Costs of company car	Costs of health insurance	Costs of children's education	Employer social security payments	Total[1]
	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)
Fred Kindle	1,487,507	1,977,615		207,845	35,000	8,296		209,992	3,926,255
Michel Demaré	866,677	756,480		210,585	29,000	8,478	26,600	83,144	1,980,964
Gary Steel	736,668	654,264		224,356	27,000	8,970	62,000	71,508	1,784,766
Ulrich Spiesshofer	683,338	616,395		165,217	29,000	7,780		66,776	1,568,506
Diane de Saint Victor[2]	700,012		403,000	203,664		8,947		56,198	1,371,821
Ravi Uppal[3]	350,000			125,335		4,776		26,998	507,109
Bernhard Jucker	816,669	721,500		220,181	30,000	8,187		252,801	2,049,338
Peter Leupp	700,000	303,286		227,854	25,000	9,486		117,414	1,383,040
Tom Sjökvist[4]	716,674	689,150	474,830	244,279	30,000	8,354		302,152	2,465,439
Veli-Matti Reinikkala[5]	629,832	553,808	58,975	214,787	41,839	4,517		19,570	1,523,328
Anders Jonsson	545,007	319,800		215,003	27,000	9,091		251,717	1,367,618
Dinesh Paliwal[6]	427,386	1,454,086	165,630	743,916	13,496	17,823	73,317	79,320	2,974,974
Total	**8,659,770**	**8,046,384**	**1,102,435**	**3,003,022**	**287,335**	**104,705**	**161,917**	**1,537,590**	**22,903,158**

[1] The table above provides compensation amounts with respect to 2007 on a cash basis. Consequently, the table shows bonuses relating to 2006, paid in 2007, except for Dinesh Paliwal, whose bonus includes a pro rata share for 2007 (see note 6 below). The CEO has a maximum bonus opportunity of 150 percent of his base salary. All other Executive Committee members have a maximum bonus opportunity of 100 percent of their base salary. Accrued bonus at December 31, 2007, amounted to CHF 8,060,008. Bonus payments will be made in March 2008, after the 2007 financial results are published.

[2] Diane de Saint Victor received 250,000 euros as a sign-on bonus upon joining the Company. This amount has been translated into Swiss francs using a rate of 1.612.

[3] Ravi Uppal was appointed to the executive committee effective July 1, 2007. Therefore the table shows his compensation from that date and excludes compensation he received during 2007 in respect of his previous role within ABB.

[4] Tom Sjökvist received additional compensation of CHF 474,830 upon reaching the age of 60, under an agreement entered prior to his becoming an executive committee member.

[5] Veli-Matti Reinikkala received his compensation and car benefits in U.S. dollars which have been converted into Swiss francs using a rate of 1.1247 per U.S. dollar. He received his employer's pension contributions and health insurance benefits in euro which have been converted into Swiss francs using a rate of 1.65528 per euro. His additional compensation was for relocation expenses, financial counseling, and term life insurance premiums.

[6] Dinesh Paliwal left the Company as of the end of June, 2007, and therefore received a pro rata share of his compensation for 2007, including an amount of CHF 480,121 in respect of his bonus 2007. He received his compensation in U.S. dollars which has been converted into Swiss francs using a rate of 1.1247 per U.S. dollar. His additional compensation was for cost of living adjustments, financial counseling, and term life insurance premiums.

Share-based compensation granted to members of the executive committee during 2007 is summarized in the table below. The vesting dates of the respective awards, principally granted under the long-term incentive plan (LTIP), are listed in the footnotes to the table. The numbers of shares awarded under LTIP and their valuation assume 100% vesting, although less than 100% may actually vest.

Note 14 Executive committee compensation, continued

Name	Number of conditionally granted shar under the 2005 launch of LTIP[1]	Fair value LTIP 2005[2]	Number of conditionally granted shar under the 2006 launch of LTIP[3]	Fair value LTIP 2006[2]	Number of conditionally granted shar under the performance component o the 2007 launch of LTIP[4]	Number of conditionally granted shar under the co-investment component the 2007 launch of LTIP[4]	Total fair value LTIP 2007[2]	Fair value of shares in respect of bonus[2][5]	Fair value of share-based award in lie of certain pension arrangements[2][6]	Total fair value of share-based award granted in 2007
		(CHF)		(CHF)			(CHF)	(CHF)	(CHF)	(CHF)
Fred Kindle					71,158	30,959	2,501,867	1,500,000	1,543,822	5,545,689
Michel Demaré					41,746	11,843	1,312,931		1,976,538	3,289,469
Gary Steel					35,105	10,243	1,111,026		1,361,938	2,472,964
Ulrich Spiesshofer					32,733	9,650	1,038,384			1,038,384
Diane de Saint Victor	59,150	1,197,788	41,526	840,902	33,207	8,219	1,014,937			3,053,627
Ravi Uppal[7]										0
Bernhard Jucker					39,374	11,295	1,241,391			1,241,391
Peter Leupp			41,526	840,902	33,207	8,219	1,014,937			1,855,839
Tom Sjökvist					34,156	10,789	1,101,153			1,101,153
Veli-Matti Reinikkala					33,022	9,414	1,039,682			1,039,682
Anders Jonsson					26,092	5,007	761,926			761,926
Dinesh Paliwal[8]					44,608	16,556	1,498,518			1,498,518
Total	**59,150**	**1,197,788**	**83,052**	**1,681,804**	**424,408**	**132,194**	**13,636,752**	**1,500,000**	**4,882,298**	**22,898,642**

[1] Vesting date March 15, 2008.
[2] Fair value represents market value of the shares as per grant date of the respective award.
[3] Vesting date March 15, 2009. Includes a total of 16,478 shares deliverable under the co-investment component of the 2006 launch of LTIP.
[4] Vesting date March 15, 2010.
[5] In 2007, Fred Kindle was allocated an additional bonus for 2006 of CHF 1.5 million to be paid in the form of 63,966 shares. 31,983 shares were delivered in March 2007 and the remaining 31,983 shares will vest and be delivered in March 2008.
[6] In 2007, a total of 199,685 shares, vesting on March 1, 2010, were awarded to these individuals to compensate for a change in pension arrangements.
[7] The table excludes share-based compensation received by Ravi Uppal in connection with his previous role within ABB, prior to his becoming a member of the executive committee.
[8] Upon leaving the Company, Dinesh Paliwal forfeited all unvested share-based awards.

In addition to the above awards, all members of the executive committee, except for Ravi Uppal, participated in the fourth launch of ESAP which will allow them to save over a twelve-month period and, in November 2008, use their savings to acquire up to a maximum of 280 or 290 shares (depending on their savings' currency) at an exercise price of CHF 34.98 per share.

In 2007, no payments were made to former members of the executive committee.

No parties related to any member of the executive committee received any fees or remunerations for services rendered to ABB, other than on an arm's length basis. A related party includes a spouse, children below the age of eighteen, legal or natural persons acting as a fiduciary and legal entities controlled by a member of the executive committee.

No loans or guarantees were granted to members of the executive committee in 2007.

In February 2008, the Company announced that its CEO, Fred Kindle, is leaving the Company. Mr. Kindle is entitled to salary, bonus and other benefits (including pension contributions and the payout of unused vacation days) up to the end of February 2009. If he does not find alternative employment prior to the end of February 2009, then the Company will continue to pay an amount equal to the difference between 70% of his annual compensation (base salary and bonus) and his compensation from other employment, if any, during the twelve months ending in February 2010. Mr. Kindle will receive 304,711 shares that were previously granted but unvested in accordance with their scheduled vesting in March 2008. With respect to other share-based awards previously granted to Mr. Kindle and vesting in 2009 and 2010, Mr. Kindle will receive, in March 2008, 242,598 shares, representing a pro rata allocation (through February 28, 2009) of the shares he would otherwise have received at the end of the vesting periods of the respective awards.

Note 15 Share Ownership of ABB by Board members and members of the executive committee

As of December 31, 2007, the members of the Board of directors as of that date, held the following numbers of shares (or ADSs representing such shares).

	Total number of shares held at December 31, 2007[1]
Hubertus von Grünberg	6,779
Roger Agnelli	134,482
Louis R. Hughes	59,751
Hans Ulrich Märki	304,051
Michel de Rosen	90,115
Michael Treschow	71,007
Bernd W. Voss	137,807
Jacob Wallenberg[2]	146,724
Total	**950,716**

[1] Includes a total of 814,657 shares paid as compensation to Board members in current and prior years and currently blocked in accordance with the terms of the Board compensation.
[2] Share amounts provided in this table do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman.

As of December 31, 2007, the members of the executive committee as of that date, held the following numbers of shares (or ADSs representing such shares), the conditional rights to receive ABB shares under the LTIP, warrants or options (either vested or unvested as indicated) under the MIP and unvested shares in respect of bonus and/or pension arrangements:

		Unvested at December 31, 2007[1]								
Name	Total number of shares held[2]	Number of conditionally granted shares under the 2005 launch of the LTIP	Number of conditionally granted shares under the 2006 launch of the LTIP	Number of matching shares deliverable under the 2006 co-investment portion of LTIP	Number of conditionally granted shares under the 2007 launch of the LTIP	Number of matching shares deliverable under the 2007 co-investment portion of LTIP	Number of warrants/options held under the MIP[3]	Number of warrants/options held under the MIP[3]	Shares in respect of bonus 2006	Shares in lieu of pension arrangements
		(vesting 2008)	(vesting 2009)	(vesting 2009)	(vesting 2010)	(vesting 2010)	2006 grant (vesting 2009)	2007 grant (vesting 2010)	(vesting 2008)	(vesting 2010)
Fred Kindle	165,453	272,728	92,055	40,115	71,158	30,959			31,983	63,142
Michel Demaré[4]	62,961	157,343	51,680	15,014	41,746	11,843				80,840
Gary Steel	51,120	146,854	46,512	13,416	35,105	10,243				55,703
Ulrich Spiesshofer	25,330	107,955	41,990	13,372	32,733	9,650				
Diane de Saint Victor	20,000	59,150	33,287	8,239	33,207	8,219				
Ravi Uppal	30,717							237,220		
Bernhard Jucker	31,375		48,450	8,595	39,374	11,295				
Peter Leupp	32,988		33,287	8,239	33,207	8,219				
Tom Sjökvist[5]	40,011		45,220	12,451	34,156	10,789				
Veli-Matti Reinikkala	22,538		43,001	5,680	33,022	9,414				
Anders Jonsson[6]	67,291		33,592	3,603	26,092	5,007	100,000	96,300		
Total	**549,784**	**744,030**	**469,074**	**128,724**	**379,800**	**115,638**	**100,000**	**333,520**	**31,983**	**199,685**

[1] Excluded on the grounds of immateriality are unvested shares in respect of the fourth launch of ESAP. For details see Note 20 to ABB's Consolidated Financial Statements contained in the "financial review" part of this annual report.
[2] Includes shares deposited as match for the co-investment portion of the LTIP. These shares may be sold/transferred but then the corresponding number co-investment shares would be forfeited.
[3] Warrants/options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.
[4] Total number of shares held includes 500 shares held jointly with spouse.
[5] Total number of shares held includes 7,560 shares held by spouse or child.
[6] Total number of shares held includes 55,529 shares held by or jointly with spouse. The warrants vesting in 2009 and 2010 were received by Anders Jonsson's spouse in connection with her role as an ABB employee.

Note 15 Share Ownership of ABB by Board members and members of the executive committee, continued
Furthermore, as of December 31, 2007, the following members of the executive committee held warrant appreciation rights (WARs) that entitle the holder to exercise such WARs and receive in cash the market value of the equivalent listed warrant at the time of exercise.

	Number of fully vested WARs held under the MIP		Number of unvested WARs held under the MIP
	2003 grant	2004 grant	2006 grant (vesting 2009)
Ravi Uppal		275,000	375,000
Bernhard Jucker			375,000
Peter Leupp	62,500	225,000	375,000
Tom Sjökvist			375,000
Veli-Matti Reinikkala	75,000	312,500	375,000
Anders Jonsson			375,000
Total	**137,500**	**812,500**	**2,250,000**

The members of our Board of directors and executive committee as of December 31, 2007, owned less than 1 percent of the Company's total shares outstanding as of December 31, 2007.

Other than as disclosed, as of December 31, 2007, no party related to any member of the Board of directors or executive committee holds any shares of ABB or options in ABB shares.

Note 16 Other information

On February 13, 2008 the Board of directors announced that a proposal will be put to the annual general meeting to reduce the nominal value of the shares from CHF 2.50 to CHF 2.02 and distribute CHF 0.48 per share.

In addition, the Company announced its decision to launch a share buyback program up to a maximum value of CHF 2.2 billion. The Company intends to complete such program prior to the annual general meeting of shareholders in 2010 and to propose the cancellation of the shares latest at that meeting.

Proposed appropriation of available earnings

	2007	2006
(CHF in thousands)		
Net income for the year	1,174,539	580,758
Carried forward from previous year	597,725	167,676
Release of other reserves	-	300,000
Earnings available to the annual general meeting	**1,772,264**	**1,048,434**

	Number of shares	2006
(CHF in thousands – except for share and per share amounts)		
Dividend according to annual general meeting of May 3, 2007 (CHF 0.24 per share)	2,287,711,198	(549,051)
Dividend paid on dividend access facility	401,005,549	96,241
No dividend paid on own shares	8,750,738	2,101
Dividend paid		(450,709)
Balance to be carried forward		**597,725**

The Board of directors proposes to release CHF 2,086,683 thousand of the legal reserves and allocate those released reserves to other reserves and to carry forward the available earnings in the amount of CHF 1,772,264 thousand.

Report of the Statutory Auditors

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes; pages 135 to 143) of ABB Ltd, Zurich, for the year ended December 31, 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young AG

C. Barone	**Y. Vontobel**
(Certified Public Accountant)	(Certified Accountant)
Auditor in charge	

Zurich, March 7, 2008

Investor information

ABB Ltd share price trend during 2007

During 2007, the price of ABB Ltd shares listed on the SWX Swiss Exchange (traded on virt-x) increased 49 percent, while the Swiss Performance Index was unchanged. The price of ABB Ltd shares on Stockholmsbörsen increased 49 percent, compared to the OMX Stockholm Index, which decreased by 9 percent. The price of ABB Ltd American Depositary Shares traded on the New York Stock Exchange increased 60 percent compared to the Dow Jones Industrial Index, which increased by 7 percent.

Source: Bloomberg, SWX Swiss Exchange (virt-x), Stockholmsbörsen, New York Stock Exchange

Share price (data based on closing prices)

	SWX Swiss Exchange (virt-x/CHF)	Stockholmsbörsen (SEK)	New York Stock Exchange (US$)
High	36.52	202	31.81
Low	19.65	113.75	15.96
Year-end	32.62	185	28.80
Average daily traded number of shares	18,050,000	4,600,000	3,400,000

Market capitalization

On December 31, 2007, ABB Ltd's market capitalization based on outstanding shares (total number of outstanding shares: 2,297,289,627) was approximately $66.1 billion (CHF 74.9 billion, SEK 426.6 billion).

Shareholder structure

As of December 31, 2007, the total number of shareholders directly registered with ABB Ltd was approximately 148,000. In addition, another 322,000 shareholders hold shares indirectly through nominees. In total, ABB has approximately 470,000 shareholders.

Major shareholders

As of December 31, 2007, Investor AB, Stockholm, Sweden, owned 166,330,142 shares of ABB Ltd, corresponding to 7.2 percent of total capital and votes.

FMR LLC, Boston, U.S., announced that as of February 14, 2007, it held for its funds and clients 109,485,941 shares of ABB Ltd, corresponding to 5.0 percent of total capital and votes. Thereafter FMR LLC disclosed that as per January 11, 2008 their holdings fell below the 5 percent threshold and that as per February 18, 2008 their holdings fell below the 3 percent threshold.

To the best of ABB's knowledge, no other shareholder holds 5 percent or more of the total voting rights.

Dividend proposal

ABB's Board of directors has proposed a dividend for 2007 of CHF 0.48 per share in the form of a nominal value reduction. Translated into U.S. dollars using year-end 2007 exchange rates, the dividend corresponds to approximately 26 percent of ABB's 2007 net income. The proposal is subject to approval by shareholders at ABB's annual general meeting, scheduled for May 8, 2008, in Zurich, Switzerland. Should the proposal be approved, the ex-dividend date would be July 28, 2008.

Key data

	2007	2006
Dividend per share (CHF)	0.48[1]	0.24
Par value per share (CHF)	2.50[1]	2.50
Votes per share	1	1
Earnings per share (USD)[2]	1.63	0.63
Stockholders' equity per share (USD)[3]	4.77	2.77
Cash flow from operations per share (USD)[2]	1.35	0.86
Dividend pay-out-ratio (%)	26%	31%
Weighted average number of shares outstanding (in millions)	2,258	2,128
Dilutive weighted average number of shares outstanding (in millions)	2,308	2,248

[1] Proposed by the Board of directors and subject to approval by shareholders at the Annual General Meeting on May 8, 2008, in Zurich, Switzerland.
[2] Calculation based on dilutive weighted average number of shares outstanding
[3] Calculation based on the number of shares outstanding as of December 31

ABB Ltd annual general meeting
The 2008 Annual General Meeting of ABB Ltd will be held at 10:00 a.m. on Thursday, May 8, 2008 at the Messe Zurich hall in Zurich-Oerlikon, Switzerland. The Annual General Meeting will be held principally in German and will be simultaneously translated into English and French.
Shareholders entered in the share register, with the right to vote, by April 28, 2008, are entitled to participate in the Annual General Meeting.

Admission cards

Holders of registered shares of ABB Ltd will receive their admission cards on request using the reply form enclosed with the invitation. The reply form or a corresponding notification must reach the company not later than May 2, 2008. For technical reasons, notifications arriving after that date can no longer be taken into consideration. The full text of the invitation in accordance with Article 700 of the Swiss Code of Obligations will be published in the Schweizerisches Handelsamtsblatt of April 15, 2008.

For shareholders in Sweden an Information Meeting will be held in Västerås, Sweden, on May 9, 2008 at 10:00 a.m.

ABB shareholders' calendar 2008

Three-month results 2008	April 24
ABB Ltd Annual General Meeting, Zurich	May 8
ABB Ltd Information Meeting, Västerås	May 9
Six-month results 2008	July 24
Nine-month results 2008	October 23

Stock Exchange listings

ABB Ltd is listed on the SWX Swiss Exchange (traded on virt-x), Stockholmsbörsen and the New York Stock Exchange.

The global ISIN code for the ABB share is: CH 001 222 171 6.

Ticker symbols for ABB Ltd

SWX Swiss Exchange (virt-x)	ABBN
Stockholmsbörsen	ABB
New York Stock Exchange (NYSE)	ABB

Ticker symbols for ABB Ltd at Bloomberg

SWX Swiss Exchange (virt-x)	ABBN VX
Stockholmsbörsen	ABB SS
New York Stock Exchange (NYSE)	ABB US

Ticker symbols for ABB Ltd at Reuters

SWX Swiss Exchange (virt-x)	ABBN.VX
Stockholmsbörsen	ABB.ST
New York Stock Exchange (NYSE)	ABB.N

Credit rating for ABB Ltd as of February 29, 2008

Standard & Poor's

Long-term corporate credit rating:	A-
Long-term senior unsecured debt:	A-
Short-term corporate credit rating:	A2

Outlook: Stable

Moody's

Long-term senior unsecured rating:	A3
Short-term debt rating:	Prime-2

Outlook: Stable

These credit ratings are subject to revision at any time.

Bondholder information

Outstanding public bonds as of February 29, 2008.

	Original issued principal amount	Coupon	Due	Bloomberg ticker	Reuters ticker
ABB International Finance Ltd	GBP 200 million	10% [1]	2009	ABB 10 05/29/09	CH014855661=
ABB Ltd	CHF 500 million	3.75% [2]	2009	ABB 3.75 09/30/09	CH896367=S
ABB International Finance Ltd	EUR 650 million	6.5%	2011	ABB 6.5 11/30/11	CH018119617=
ABB International Finance Ltd	EUR 700 million	4.625%	2013	ABB 4.625 06/06/13	CH025291581=

[1] Outstanding amount = GBP 20 million
[2] Outstanding amount = CHF 108 million

Price trend for ABB Ltd shares


CHF
38
36
34
32
30
28
26
24
22
20
18
Price trend for ABB Ltd shares, Zurich
Swiss Performance Index rebased, Zurich
1/07
2/07
3/07
4/07
5/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07


SEK
210
200
190
180
170
160
150
140
130
120
110
Price trend for ABB Ltd shares, Stockholm
OMX Index rebased, Stockholm
1/07
2/07
3/07
4/07
5/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07


USD
34
32
30
28
26
24
22
20
18
16
14
Price trend for ABB Ltd shares, New York
Dow Jones Index rebased, New York
1/07
2/07
3/07
4/07
5/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07

Source: Bloomberg

The ABB Annual Report 2007 consists of two volumes, a combined Operational and Financial review, and a Sustainability review.

For an additional copy of either volume, please use the contact information on the back of this document or download copies from www.abb.com.

Parts of the ABB Annual Report 2007 have been translated into German and/or Swedish. For all documents in the annual report series, the English-language version is the binding version.



ABB Ltd
Corporate Communications
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0)43 317 7111
Fax: +41 (0)43 317 7958

ABB Ltd
Investor Relations
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0)43 317 7111
Fax: +41 (0)44 311 9817

www.abb.com



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